Form 20-F
period 2026-07-31
CTW
filed 2026-10-16
CIK 2047148

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2026.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ________ to ________

Commission file number: 001-42758

CTW

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

As of July 31, 2026, there were 64,616,000 ordinary shares issued, comprised of (i) 52,616,000 Class A ordinary shares, par value $0.0001 per share; and (ii) 12,000,000 Class B ordinary shares, par value $0.0001 per share. Of the issued shares, 62,529,048 are outstanding, including 50,529,048 Class A ordinary shares and 12,000,000 Class B ordinary shares. Shares issued include 2,086,952 Class A ordinary shares held by Futu Trustee Limited in the Company’s share incentive reserve that had not been delivered to award holders as of July 31, 2026.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.☐

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other

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

Yes	☐	No	☐

i

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“Active User” means any user that spend at least one (1) minute on G123.jp platform during the applicable period. Active users are calculated based on cookie-based uniqueness, meaning that each unique browser-cookie combination is counted once. Note that this method does not dedupe across different browsers or devices — if the same person uses multiple devices without logging in, they will be counted multiple times;

●	“ARPDAU” means average daily in-game purchase amount per daily active user during a given period, calculated by dividing the total in-game purchase amount in a given period generated on our G123.jp platform by the average number of daily active users, which is averaged over each day within the respective period, by further dividing the number of days in the respective period;

●	“ARPPDAU” means average daily in-game purchase amount per paying daily active user during a given period, calculated by dividing the total in-game purchase amount in a given period by the average number of paying daily active users, which is averaged over each day within the respective period, by further dividing the number of days in the respective period;

●	“ARPMAU” means average monthly in-game purchase amount per monthly active user during a given period, calculated by dividing the total in-game purchase amount in a given period generated on our G123.jp platform by the average number of monthly active users, which is averaged over each month by further dividing by the number of months in the respective period;

●	“ARPPMAU” means average monthly in-game purchase amount per paying monthly active user during a given period, calculated by dividing the total in-game purchase amount in a given period by the average number of paying monthly active users, which is averaged over each month by further dividing by the number of month in the respective period;

●	“Created User” means any user created on our G123.jp platform during a given period, including active users and non-active users;

●	“CTW” means CTW (formerly known as CTW Cayman), an exempted company limited by shares incorporated under the laws of the Cayman Islands, and our current ultimate holding company;

●	“CTW Japan” means CTW Inc., a limited liability company organized under the laws of Japan and a wholly owned subsidiary of Bao Cayman;

●	“CTW HK” means CTW HK Limited, a limited liability company organized under the laws of Hong Kong SAR of the People’s Republic of China and a wholly owned subsidiary of CTW;

●	“CTW Singapore” means CTW G123 Singapore Pte, Ltd., a limited liability company organized under the laws of Singapore and a wholly owned subsidiary of Bao Cayman;

●	“Bao Cayman” means Bao Cayman, an exempted company limited by shares incorporated under the laws of the Cayman Islands and our previous holding company, which is now a wholly owned subsidiary of CTW;

●	“Beijing WFOE” means Beijing Weiyou Chuxin Technology Co., Ltd., a limited liability company organized under the laws of PRC;

●	“CTW Shanghai” means Shanghai Weiyouyi Chuxin Technology Co., Ltd., a limited liability company organized under the laws of PRC and a wholly owned subsidiary of Beijing WFOE;

●	“Class A Ordinary Shares” means Class A ordinary shares of CTW, par value US$0.0001 per share;

●	“Class B Ordinary Shares” means Class B ordinary shares of CTW, par value US$0.0001 per share;

●	“China” or “PRC” means the People’s Republic of China;

●	“DAUs” means daily active users, which is a performance indicator that captures the number of Active Users who accessed our G123.jp platform at least once during a 24-hour period. DAUs for a given period is the average DAUs across all days in the respective period, which is calculated by summing the number of DAUs for each day during the given period and dividing the total by the number of days in the respective period;

●	“MAUs” means monthly active users, which is a performance indicator that captures the number of Active Users who accessed our G123.jp platform at least once during the preceding 30-day period. MAUs for a given period is the average MAUs across all months in the respective period, which is calculated by summing the number of MAUs for each month during the given period and dividing the total by the number of months in the respective period;

●	“MMO” means massively multiplayer online games, which are video games that allow many players to interact in the same virtual world;

●	“Nasdaq” means the Nasdaq Stock Market LLC;

●	“Paying User” means any user that makes at least one in-game purchase of no less than US$0.01 during the applicable period;

●	“PDAUs” means paying daily active users, which is a performance indicator that captures the number of users who made at least one in-game purchase, and have spent at least one (1) minute on G123.jp platform during the preceding 24-hour period. PDAUs for a given period is the average PDAUs across all days in the respective period, which is calculated by summing the number of PDAUs for each day during the given period and dividing the total by the number of days in the respective period;

●	“PMAUs” means paying monthly active users, which is a performance indicator that captures the number of users who made at least one in-game purchase, and have spent at least one (1) minute on G123.jp platform during the preceding 30-day period. PMAUs for a given period is the average PMAUs across all months in the respective period, which is calculated by summing the number of PMAUs for each month during the given period and dividing the total by the number of months in the respective period;

●	“ROAS” means return on advertisement spending based on created users, calculated by dividing the in-game purchase amount generated by created users by advertising expenses during the applicable period. Advertising expenses include all expenses recorded under advertising expenses in our financial statements during the applicable period, which consist primarily of paid media costs for online channels and ad placements that are directly attributable to digital marketing efforts aimed at acquiring new users. We exclude from our ROAS calculation the costs not classified as advertising expenses, including (i) compensation for marketing personnel, (ii) travel expenses, event-related costs, and (iii) general overhead, which are not considered advertising expenses under our accounting policies and are separately reported within the broader sales and marketing expenses line item in our financial statements. In-game purchases generated by created users reflect only spending by users acquired during the applicable period and exclude in-game purchases made by existing users. This differs from the gross in-game purchase amounts disclosed elsewhere, which represent total spending by all users on the platform;

●	“RPG” means role-play games, in which each player assumes the role of a character that can interact within the game’s imaginary world;

●	“SEC” means the U.S. Securities and Exchange Commission;

●	“SEO” means a plan to create, optimize, and promote content to improve its visibility in search engine results, attracting more organic traffic to a website; “SLA” are to a contractual commitment made by a service provider to ensure their system is operational for a specific percentage of time; and

●	“we,” “us,” “our,” “our Company,” or the “Company” means one or more of CTW and its subsidiaries, including its principal operating subsidiary, CTW Japan, as the case may be.

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

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—3.D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

●	assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

●	our ability to execute our growth and expansion, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to attract clients and further enhance our brand recognition;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business; and other assumptions described in this annual report underlying or relating to any forward-looking statements.

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

v

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

Investors are purchasing equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries that have substantive business operations in Japan. You should carefully consider all of the information in this annual report before making an investment in our Class A ordinary shares. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. These risks are discussed more fully in the section titled “Item 3. Key Information—3.D. Risk Factors.”

Risks Related to Our Business and Industry

●	Risks associated with our intensely competitive landscape. For details, see “Item 3. Key Information— 3.D. Risk Factors—Risks Related to Our Business and Industry—Our industry is intensely competitive. We may not be able to distribute successful and engaging games with high ‘playability’ on our platform, or players may prefer the games and content offered by our competitors’ platforms over our own.”

●	Risks associated with digital sales and the free-to-play business model. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We are exposed to the risks of digital sales and the free-to-play business model, the success of which depends on our ability to efficiently attract and retain end-users who come to play and make in-game purchases.” Risks associated with the third-party IP holders and game developers. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Our business depends on the ability of third parties to develop commercially viable games and appealing content and our ability to compete for key licenses and engage with game developers to provide engaging and commercially successful games on our platform.”

●	Risks associated with player acquisition. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—It may become increasingly difficult and more expensive for us to acquire players for games featured on our platform and we may not achieve a positive return on investment on our user acquisition efforts.”

●	Risks associated with intellectual property license and authorization. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We rely on the ability to use the intellectual property of third parties. We may lose the benefit of some of the intellectual property licensed to us, or authorized to be distributed by us, if we fail to secure or renew key licenses or partnerships with game developers on favorable terms, and we are exposed to potential infringement claims, which could adversely affect our business, operations, and financial results.”

●	Risks associated with flagship games and related developers. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We are dependent on the success of flagship games released on our platform as well as our partnerships with related developers, and we must continue to collaborate with game developers to launch “hit” titles or sequels to such “hit” titles in order to compete successfully in our industry.”

●	Risks associated with recovery of advances to game developers. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We may be unable to fully recover advances to game developers if a game fails to launch or generates sufficient in-game purchases to offset the full amount of outstanding balances, and as a result, our financial condition and results of operations could be materially and adversely affected.”

●	Risks associated with technology upgrade. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We are subject to technology upgrade risks which could result in delays and additional costs, and we must invest in technological advancement and adapt to changes in web-based technologies, network infrastructure, payment systems, cloud computing, data storage and general software technologies.”

●	Risks associated with end-user retention. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We rely on a small percentage of our end-users for all of the in-game purchases made on our platform.”

●	Risks associated with operating metrics. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Our operating metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may harm our reputation and our business.”

Risks Related to the Trading Market

●	Risks associated with the price of our Class A ordinary shares. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Trading Market—The market price of our Class A ordinary shares may be volatile or may decline regardless of our operating performance.”

●	Risks associated with internal control system. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Trading Market—We have historically identified material weaknesses in our internal control over financial reporting and disclosure controls and procedures and could identify further material weaknesses in the future. In the event of any failure to maintain an effective system of disclosure controls and internal control over financial reporting in the future, we may not be able to accurately report its financial results or prevent fraud. As a result, holders of the Class A ordinary shares could lose confidence in our financial and other public reporting, which is likely to negatively affect our business and the market price of the Class A ordinary shares.”

●	Risks associated with sale or availability for sale of Class A ordinary shares. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Trading Market—The sale or availability for sale of substantial amounts of our Class A ordinary shares could adversely affect their market price.”

●	Risks associated with dividend distribution. For details, see “Item 3. Key Information—3.D. Risk Factors— Risks Related to the Trading Market—We do not intend to pay dividends for the foreseeable future.”

●	Risks associated with analysis report about our business or Class A ordinary shares. For details, see “Item 3. Key Information—3.D. Risk Factors— Risks Related to the Trading Market — If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A ordinary shares, the price of our Class A ordinary shares and trading volume could decline.”

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

Furthermore, ongoing industry changes require us to make strategic investments in new IP series, distribution and marketing strategies, technologies and infrastructure to remain competitive. However, there is no assurance that these investments will yield the anticipated returns or that we will effectively capitalize on new trends and technologies.

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

In addition to the market factors noted above, our ability to successfully distribute free-to-play games on our platform and the ability of games featured on our platform to achieve commercial success will depend on our ability to:

●	secure key intellectual property and content of high quality, marketability and value;

●	partner with talented and experienced third-party game developers to launch games with high quality and “playability” on our platform;

●	4 achieve and maintain successful end-user engagement and effectively support developers to achieve monetization through in-game purchases;

●	host games that can build upon or become franchise games;

●	effectively market games released on our platform to existing and new players in a cost-effective manner;

●	achieve benefits from player acquisition costs;

●	gain user interest in games featured on our platform and achieve organic growth;

●	adapt to changing player preferences;

●	accurately forecast the timing and expense of our operations, including costs to secure IPs and partnerships with game developers and expenses of advertisement and user acquisition;

●	replicate the achievements of our Japanese animation-based games and free-to-play business model within Japan and effectively expand into the global market;

●	adapt to new technologies and feature sets for mobile and other devices;

●	promote and market games in a timely manner;

●	attract, retain and motivate talented and experienced managers and engineers;

●	continue to adapt to an increasingly diverse set of devices, including various operating systems and specifications, limited bandwidth, and varying processing power and screen sizes;

●	minimize delays and cost overruns on the distribution of new games and features;

●	maintain a quality gaming experience on our platform and attract and retain end-users;

●	compete successfully against a large and growing number of existing market participants;

●	minimize and quickly resolve bugs or outages negatively impacting our platform or games on our platform; and

●	acquire and successfully integrate high quality gaming business, personnel or assets.

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

Under the majority of our distribution agreements with game developers, the initial term is three years from the date the game is launched on our platform. These agreements generally include automatic renewal provisions, subject to either party’s right to terminate by providing advance written notice prior to the expiration of the initial term or any subsequent renewal period. While we have not experienced any removals due to non-renewal or developer-initiated termination, we are not currently aware of any games at material risk of discontinuation as of the date of this annual report. There can be no assurance that such terminations will not occur in the future. If our flagship games are discontinued or removed from our platform, our revenue and profitability may decline.

Our relationships with established game developers are critical, as we rely on game developers to develop the games that we host on our platform and we monetize the partnerships with such developers. Accordingly, our business depends on our ability to establish and maintain successful commercial relationships with such developers. Also, game developers contribute essential game development skills, expertise, industry insights, labor and resources, and strategies that support our game distribution initiatives. If we fail to secure or maintain these partnerships, or if these game developers do not provide effective support, our ability to successfully distribute and promote new games could be adversely impacted.

If we fail to acquire and maintain high-quality IPs or lose our partnerships with experienced game developers, our ability to grow and retain our user base, drive platform traffic, and achieve commercial success may be significantly compromised, which could have a material adverse impact on our business, financial results, and reputation. Other competitors may obtain IP licenses and partner with large game developers to create competing games, which could adversely impact our business. We may be forced to pay higher minimum guarantees or royalty rates for obtaining these licenses, or make higher offers to game developers, which could significantly increase our costs and reduce our profitability.

It may become increasingly difficult and more expensive for us to acquire players for games featured on our platform and we may not achieve a positive return on investment on our user acquisition efforts.

It may become increasingly difficult and more expensive for us to acquire players for games featured on our platform for a variety of reasons, including the increasingly competitive nature of the online gaming industry as well as the proliferation of other gaming options available for players. Furthermore, we acquire and engage users primarily through digital ad networks. We use paid marketing channels to achieve our objectives, although part of the platform traffic is organic and from cross-game inflows and we benefit from the existing users and fan base from Japanese enthusiasts. We closely monitor and control our advertising and user acquisition costs and continue to optimize our marketing investment across channels in order to generate strong returns on our marketing spending. If the number of players who engage in games and pay for in-game purchases on our platform does not meet our expectations, our revenue and operating results will suffer.

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

We rely on the ability to use the intellectual property of third parties. We may lose the benefit of some of the intellectual property licensed to us, or authorized to be distributed by us, if we fail to secure or renew key licenses or partnerships with game developers on favorable terms, and we are exposed to potential infringement claims, which could adversely affect our business, operations, and financial results.

A significant portion of our content relies on intellectual property licensed from, or authorized to be distributed by, third parties, including well-known IPs and IP-based games that attract and retain players. From time to time, we receive licenses of Japanese animation IPs to use the underlying titles to develop and distribute games based on these IPs, and we further sublicense these IPs to game developers for use in the creation of games distributed exclusively on our platform to certain authorized areas. As of July 31, 2026, we have obtained 48 IP licenses from rights holders and exclusive authorization from game developers to distribute approximately 34 games that are actively offered to players on our platform. Our business and growth prospects depend on our ability to secure these licenses and authorizations, renew them upon expiration, and do so on terms that are commercially favorable. However, competition for popular IPs and partnerships with high-quality game developers is intense, and licensors and game developers may demand higher royalty and fee rates or impose more restrictive terms, especially as our platform grows. We cannot assure that these third-party licenses or partnerships with quality game developers will continue to be available to us on commercially reasonable terms, if at all. If we are unable to secure or renew key licenses, or if we are forced to accept less favorable terms, it could increase our costs, limit the variety and appeal of content available on our platform, and negatively impact our ability to attract and retain users. In addition, existing and future license arrangements containing royalty provisions could cause us to incur impairment charges in connection with minimum guarantees. Any of these factors could adversely affect our business, financial condition, and results of operations.

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

Furthermore, our reliance on these IPs increases our exposure to potential infringement claims. We enter into IP license agreements with various animation IP holders to expand and enhance our offerings for game development. While we obtain a certain level of control over these IPs once secured, such control is subject to the terms of the IP license agreements, which can include limitations on how the IP is used, the types of content it can appear in, and its geographic availability, exposing us to potential disputes over the interpretation of license terms or issues regarding the scope of content that can be created or distributed. If an IP holder decides to withdraw or limit access to the licensed IP, it could disrupt the development and launch of games, potentially affecting our revenue and reputation. Any breaches of terms of the IP license agreements due to activities of third-party game developers may subject us to legal disputes and potential liabilities. Furthermore, despite our efforts to obtain and use licensed IPs legally, the complexity of copyright and intellectual property laws, combined with the high demand for popular IPs, may lead to disputes over rights, including claims that we or our partners have infringed upon another party’s IP. Should any disputes arise regarding licensing rights or regional exclusivity, we could face legal challenges, potential revenue losses, and damage to our reputation. Defending against these claims, even if successful, can be costly and time-consuming, diverting resources from our core business operations. In the event of an adverse ruling, we could be required to cease distributing certain games or content, pay significant damages, or redesign portions of our platform. These outcomes could negatively impact our operations, result in significant financial losses, and harm our brand reputation. In turn, this could disrupt our ability to attract users, reduce revenue, and affect our overall financial performance.

We are dependent on the success of flagship games released on our platform as well as our partnerships with related developers, and we must continue to collaborate with game developers to launch “hit” titles or sequels to such “hit” titles in order to compete successfully in our industry.

Our success is dependent on a few flagship games and related developers. We expect that this dependency will continue for the foreseeable future while we endeavor to further diversify our portfolio through the addition of new games to our platform. Vivid Army and certain of other flagship games released on our platform, and related developers have historically accounted for a substantial portion of our revenue. Vivid Army and related developer contributed 20.2%, 30.1% and 40.3% of our net revenue for the fiscal years ended July 31, 2026, 2025 and 2024, respectively. For the fiscal year ended July 31, 2026, the game developer of Arifureta: From Commonplace to World’s Strongest - Rebellion Soul, BLACK LAGOON Heaven’s Shot and Dropkick on My Devil!! Chaos was our second largest customer, contributing approximately 17.5% of our total revenue during the fiscal year 2026. Of this amount, Arifureta: From Commonplace to World’s Strongest - Rebellion Soul accounted for 16.3%, while BLACK LAGOON Heaven’s Shot accounted for 0.9% and Dropkick on My Devil!! Chaos accounted for 0.3%. Revenue from this developer represented approximately 13% of our total revenue for the fiscal year ended July 31, 2025. Another three game developers historically contributed more than 10% of our revenue for the years ended July 31, 2025 and 2024, including the game developers of Queen’s Blade Limit Break and Strike The Blood Daybreak, however, none of them contributed more than 10% of our revenue for the year ended July 31, 2026. No other game developer accounted for more than 10% of our revenue for the years ended July 31, 2026, 2025 and 2024. We enter into individually negotiated agreements with game developers, typically on a term of three (3) years from the official release date of a game on our platform, and these agreements can be extended upon the expiration of the initial term. These flagship games, and the related developers, are therefore subject to our terms of services with individual game developers, which include, among other things, exclusivity of distribution for certain periods of time. Except for a small number of non IP-based games, we agree to provide IP-related game development support as well as distribution and marketing services to developers. Other key terms of services typically include an upfront advance payment to developers, with provisions for set-offs from revenue-sharing on in-game purchases. If these games were to be removed from our platform and we are unable to identify and market suitable replacements, our business and prospects could suffer.

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

Our ability to extend the life of our flagship games on our platform, as well as to launch new “hit” titles or sequels to such “hit” titles that achieve significant popularity, largely depends on our ability to, among other things:

●	release games with high quality and “playability” as well as games using popular IPs with high marketability and commercial value; successfully secure key licenses and work with experienced and quality game developers to enhance existing games with refreshed content and release new games that, in each case, are interesting and compelling and that incentivize players to make in-game purchases;

●	analyze player demographics and effectively respond to changing player interests and preferences and the competitive landscape;

●	effectively maintain and increase user engagement with our platform and continuously optimize our marketing strategies;

●	develop new social and geographic markets for games on our platform;

●	build strong brand identity and loyalty for our platform among targeted end-users, including existing fan bases of those Japanese animations featured in games on our platform;

●	minimize delays and cost overruns on launch of refreshed content for existing games and of new games; and

●	expand portfolio of games on our platform through investment in new IPs and business partnerships.

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

We provide advance payments to game developers to support the development of new games, with the expectation of recouping these amounts through in-game purchases once the games are launched. However, there is no guarantee that a game will be fully developed and launched and generate sufficient in-game purchases to fully offset the advance fee. We recoup the advance fees solely from in-game purchases generated from individual games on our platform on a per-game basis according to service agreements entered into with game developers, and game developers are not obligated to pay back the advances, if they fail to develop a game or the game fails to generate sufficient in-game purchases to fully offset the advance fee. When such failures occur, we bear the losses associated with advance fees. Therefore, if a game underperforms or fails to launch, we may be unable to recover the full amount of our advance, resulting in financial losses. For the period from August 1, 2019 through July 31, 2026, we made a total of 66 advances to game developers to support their game development activities pursuant to the agreements entered into with them. Of these 66 advances, seven were not recovered due to the failure of the respective developers to complete the development of the associated games. Additionally, we were unable to fully recover advances related to eight games that went offline before full repayment was made. Furthermore, we assessed the recoverability of all outstanding advances and recorded valuation allowances for advances related to 12 additional games where we believe there is a risk that the full amount of the advances may not be collectable. We have recorded full valuation allowances for all such advances that are not expected to be recouped. As of July 31, 2026, 22 game developers have outstanding advances related to 39 games. As of July 31, 2025, 27 game developers have outstanding advances related to 42 games. As of July 31, 2024, 36 game developers have outstanding advances related to 47 games. Additionally, we assess the recoverability of outstanding advances upon initial recognition and subsequently whenever there are indications that the carrying value may exceed the expected future consideration to be received by us. In such assessment, we consider factors including, but not limited to, the popularity of the underlying intellectual property (IP), the technology and experience of the game developers, and our past experience with similar IPs and games. If we determine that certain advances are unlikely to be recovered, we may need to recognize impairment charges, which could materially and adversely affect our financial condition and results of operations. Advances that do not meet capitalization criteria or are deemed impaired are recorded as research and development expenses immediately. If we are required to recognize significant impairment charges due to unsuccessful game development or insufficient revenue generation, our financial condition and results of operations could be materially and adversely affected.

We had significant valuation provisions for advances to game developers due to the early stage of our business. As of July 31, 2026, 2025 and 2024, our valuation provisions for advances to game developers represented approximately 10.1%, 35.8% and 36.0%, respectively, of gross outstanding advance balances. Such significant valuation provisions were mainly due to our engagement with less experienced game developers and investment in less well-known IP resources, which had negatively impacted our game performance, ability to recoup advances from developers, as well as our overall financial success. We have taken steps to reduce our valuation provisions by collaborating with developers with better development models to drive success and by continuing to engage with developers with a successful track record on our platform to enhance the likelihood of success. However, there is no guarantee that we will be able to improve the overall probability of successfully recovering all advances made to game developers, which may depend on various factors including those beyond our control.

We are subject to technology upgrade risks which could result in delays and additional costs, and we must invest in technological advancement and adapt to changes in web-based technologies, network infrastructure, payment systems, cloud computing, data storage and general software technologies.

Our technology infrastructure is critical to the performance of our platform and to the satisfaction of our developer partners and end-users. Our platform relies heavily on web-based technologies, including HTML5, cloud computing, and robust networking infrastructure, to deliver games that players can access through browsers across various devices without significant storage requirements. Additionally, we depend on data storage solutions, payment processing systems, cloud solutions, matchmaking algorithms, and content delivery networks (CDNs) to ensure smooth and seamless gameplay on our platform. Any disruption, degradation, or failure in these technologies or infrastructure — whether due to system errors, cyberattacks, increased network traffic, or other technical issues — could impact our ability to operate effectively, deliver games reliably, or provide a consistent player experience. Such incidents may lead to decreased player engagement, lost revenue, and damage to our reputation, potentially affecting our business, financial condition, and results of operations.

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

We offer games that are available to players globally for free on our platform, and we generate revenue from game developers only if players voluntarily make in-game purchases on our platform. In particular, we monitor the number of players who make a purchase to assess any periodic changes in behavior and associated trends. Average PMAUs, or the average number of players who made a purchase at least once in a month, had experienced steady growth and increased from 47,088 in 2023 to 89,053 in 2026. Further, the overall PMAUs to MAUs ratio increased from 2.17% in fiscal year 2023 to 3.95% in fiscal year 2026.

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

The nature of our business involves the storage, processing, and transmission of certain proprietary, confidential, and personal information of our players. We also maintain certain other proprietary and confidential information relating to our business and personal information of our personnel. Despite our security measures, our information technology may be subject to cyber-attacks, viruses, malicious software, breakings, theft, computer hacking, employee error or malfeasance, or other security breaches. To our knowledge, we have not experienced any material security incidents, breaches, loss, or accidental disclosure of personal data. Hackers and data thieves are increasingly sophisticated and operate large-scale and complex automated attacks. There can be no guarantee that our actions, security measures and controls designed to prevent, detect or respond to outside intrusion, limit access to data, prevent loss, destruction, alteration, or exfiltration of business information, or limit the negative impact from such attacks can provide absolute security guarantee. Experienced computer programmers and hackers may be able to penetrate our security controls and misappropriate or compromise sensitive personal, proprietary, or confidential information, create system disruptions, or cause shutdowns. They also may be able to develop and deploy malicious software programs that attack our systems or otherwise exploit any security vulnerabilities.

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

We have grown the business since 2013 and we intend to continue to expand the scope and geographic relevance of the games released on our platform. The total number of cumulative active users on our platform decreased from 261 million in 2025 to 147 million in 2026. Our total revenue decreased to US$82.5 million in 2026 from US$90.4 million in 2025. We had a net loss of US$4.1 million in 2026 as compared to US$3.8 million net income in 2025. Achieving our growth strategy will depend, in large part, upon the rate at which we are able to attract and retain paying players to our games, receive premium animation IPs, empower developers to create engaging content, and expand geographically.

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

Our tax position could be adversely impacted by changes in tax rates, tax laws, tax practice, tax treaties or tax regulations or changes in the interpretation and administrative measures thereof by the tax authorities in Japan and other jurisdictions.

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

For example, in the United States, privacy laws vary at the state level and general consumer privacy laws such as the California Consumer Privacy Act, as amended by the California Privacy Rights Act (the “CCPA”), govern collection, processing, use, and disclosure of personal data by businesses that collect or process personal data and surpass applicability thresholds. In the European Union (“EU”) and the United Kingdom (“UK”), the General Data Protection Regulation (“GDPR”) similarly governs personal data of EU or UK residents. Such consumer privacy laws may provide additional rights to consumers located in the applicable jurisdiction with respect to their personal data. Ongoing evaluation of the applicability of consumer privacy laws in jurisdictions worldwide and compliance with the laws applicable to our business incurs costs and requires ongoing allocation of resources, and, in the event of non-compliance, can expose us to regulatory scrutiny, substantial fines, litigations, and reputational harms. The U.S. government, including Congress, the Federal Trade Commission and the Department of Commerce, also continue to review the need for new or more robust regulation over the collection, use and disclosure of personal information, including information about consumer behavior on the Internet and on mobile devices; however, the passage of such laws and regulatory and administrative approaches to personal information and privacy can vary significantly depending on the political process in the U.S.

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

The scope and interpretation of the laws that are or may be applicable to us, which in some cases can be enforced by private parties in addition to government entities and regulatory bodies, are often uncertain and may be conflicting, particularly laws outside Japan and compliance with laws, regulations, codes of practice, and similar requirements may be burdensome and expensive. Laws and regulations may be inconsistent from jurisdiction to jurisdiction, which may increase the cost of compliance and doing business and expose us to possible litigation, penalties or fines, which in certain circumstances can be linked to a percentage of our global turnover. Any changes which we may introduce to our platform in order to comply with these laws, regulations, codes of practice, and similar requirements, could make our platform less attractive to IP holders, game developers, and our players, or cause us to change or limit our ability to operate our platform in certain jurisdictions. We have policies and procedures designed to ensure compliance with applicable laws and regulations, but we cannot assure you that we will not be deemed to have violated any such laws and regulations.

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

Our platform is accessible globally (except for mainland China). In-game purchases are made by end-users from the international markets, including US, Europe and other parts of Asia, and we expect that in-game purchases made by end-users from markets outside of Japan to account for an increasing portion of our net revenue in the future. For the fiscal years ended July 31, 2026, 2025 and 2024, 36.0%, 30.4% and 18.5% of our net revenue was earned from in-game purchases made by end-users outside Japan, respectively.

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

In addition, as we target to expand into the international markets outside of Japan, changes to and compliance with a variety of foreign laws and regulations may increase our costs of operating the platform and doing business, and our inability or failure to obtain necessary regulatory approvals could restrict our ability to operate effectively, limit our growth prospects, and potentially harm both our international and domestic businesses. In either the U.S. or other countries, anti-money laundering and gambling laws, local regulations related to privacy, data protection, advertising, and content monitoring and rules that apply to interactions with children, and the uncertainty of protection for intellectual property rights in some countries, a change in the relationship between either us or the U.S. and any country in which we generate revenues, or other trade laws or policies, could adversely affect our ability to distribute games and do business in the international markets. Additionally, cultural differences may affect consumer preferences and as a result, some of the “hit” titles released on our platform may not attract players in other countries or regions as well as they do in Japan. Cultural differences may also require us to invest in new IPs and modify the content of our platform to appeal to local audiences in other countries or regions. If we do not correctly assess player preferences in the countries in which our platform is accessible, or respond to other risks related to our international operations, it could negatively affect our business.

For the year ended July 31, 2026, we had paying users in over 200 countries. During the fiscal year 2026, approximately 48.8% of our active users and 33.5% of in-game purchase transactions were placed on our platform were derived from regions outside of Japan. For the year ended July 31, 2025, we had paying users in over 191 countries. During the fiscal year 2025, approximately 56.7% of our active users and 30.4% of in-game purchases placed on our platform were derived from regions outside of Japan. For the year ended July 31, 2024, we had paying users in over 159 countries. During fiscal year 2024, approximately 69.6% of our active users and 18.5% of in-game purchases placed on our platform were derived from regions outside Japan. We intend to continue to expand internationally, and this expansion is a critical element of our future business strategy. While we have a number of suppliers and users outside of Japan and Asia, we have limited offices located outside of Japan and Asia, and there is no guarantee that our international efforts will be successful.

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

Further, our platform incorporates third-party technologies, such as Databricks, Tableau Cloud, TiDB Cloud (PingCap), Datadog, and Grafana Cloud, to provide robust network, cloud and data infrastructure, and these technologies ensure the scalability, security and operational reliability of our services globally. We do not control the protection and maintenance of such intellectual property from third parties, and must rely on them to safeguard and uphold such intellectual property. In many cases, our providers are given access to sensitive and proprietary information or control over our intellectual property to provide services and support to our team. These third parties may misappropriate or misuse our information or intellectual property and engage in unauthorized use of it.

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

We have historically identified material weaknesses in our internal control over financial reporting and disclosure controls and procedures and could identify further material weaknesses in the future. In the event of any failure to maintain an effective system of disclosure controls and internal control over financial reporting in the future, we may not be able to accurately report its financial results or prevent fraud. As a result, holders of the Class A ordinary shares could lose confidence in our financial and other public reporting, which is likely to negatively affect our business and the market price of the Class A ordinary shares.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. For the year ended July 31, 2026, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting related to lack of proper system provision control and Service Organization management of information technology general controls (“ITGC”). The material weakness relates to (i) insufficient documentation of approvals for user access to our newly implemented accounting system in China; and (ii) insufficient oversight and evaluation of relevant service organization controls for QuickBooks and the accounting system used in China, including our inability to obtain and evaluate relevant System and Organization Controls (“SOC”) reports for these systems. The service organization management deficiencies include the unresolved component of the material weakness identified in fiscal year 2025. During 2026, we implemented changes and partially remediated the material weakness identified in fiscal year 2025. However, if we fail to fully remediate this material weakness, identify additional material weaknesses in the future, or otherwise fail to develop and maintain an effective system of internal controls, we may not be able to produce timely and accurate financial statements. The failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, which in turn could have a material adverse effect on our financial condition and results of operations. Ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we are listed, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our financial condition and results of operations, and lead to a decline in the market price of the Class A ordinary shares.

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

Sales of substantial amounts of our Class A ordinary shares in the public market after the completion of the initial public offering of our Class A ordinary shares, or the perception that these sales could occur, could adversely affect the market price of our Class A ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. All of the Public Offering Class A ordinary shares will be freely tradable without restriction or further registration under the Securities Act, and certain Class A ordinary shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. As of the date of this annual report, we have 50,529,048 Class A ordinary shares and 12,000,000 Class B ordinary shares issued and outstanding. Sales of these Class A ordinary shares into the market could cause the market price of our Class A ordinary shares to decline.

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

The dual-class share structure with different voting rights, as well as the concentration of our share ownership and voting control in our founder, may limit or preclude your ability to influence corporate matters, including the election of directors and the approval of any change of control transaction.

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

As of the date of this annual report, our founder and Chief Executive Officer, and the largest shareholder, Mr. Ryuichi Sasaki and his affiliates beneficially own 48,000,000 Class A ordinary shares and all of our 12,000,000 outstanding Class B ordinary shares, which constitutes approximately 96.0% of our total outstanding share capital and 98.5% of the aggregate voting power of our total outstanding shares capital. As a result, Mr. Ryuichi Sasaki has the ability to control the outcome of matters submitted to the shareholders for approval, and we are a “controlled company” within the meaning of the Nasdaq rules.

As a result of this dual-class share structure and the concentration of control, Mr. Ryuichi Sasaki has significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of control may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the Class A ordinary shares. It will also limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares may view as beneficial.

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

If the Nasdaq Capital Market subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Class A ordinary shares are a “penny stock,” which will require brokers trading in our Class A ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A ordinary shares;

●	limited amount of news and analyst coverage; and a decreased ability to issue additional securities or obtain additional financing in the future.

Anti-takeover provisions in our articles of association may discourage, delay, or prevent a change in control.

Our second amended and restated memorandum and articles of association contains provisions which could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of discouraging, delaying or preventing a change in control of our Company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares with preferred, deferred, or other special rights or restrictions without any further vote or action by our shareholders.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, our officers and directors are exempt from the short-swing rules contained in Section 16 of the Exchange Act, and our principal shareholders are exempt from the reporting and short-swing rules contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently qualify as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

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

A non-U.S. corporation such as us, will be classified as a passive foreign investment company, which is known as a “PFIC”, for any taxable year if, for such year, either:

●	at least 75% of our gross income for the year is passive income; or

●	the average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

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

Depending on the composition of our income, assets and operations, it is possible that, for our 2026 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this fact-intensive determination following the end of each particular tax year. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and expresses no opinion with regard to our expectations regarding our PFIC status.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information—10.E. Taxation— United States Federal Income Taxation—PFIC.”

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

In September 2023, CTW Singapore was incorporated under the laws of Singapore.

In March 2024, Shanghai Tuwaii Tech Co, Ltd., or Shanghai Tuwaii was incorporated in the PRC.

In connection with the IPO, we undertook a restructuring of our corporate structure (the “Reorganization”) in the following steps:

●	In September 2024, Beijing Weiyou Chuxin Technology Co., Ltd., or Beijing WFOE, was established under the laws of PRC.

●	In November 2024, CTW, our current ultimate holding company, was incorporated under the laws of the Cayman Islands. In November 2024, CTW HK was incorporated under the laws of Hong Kong.

●	In January 2025, CTW Cayman acquired 100% equity interest in Bao Cayman and as a result, Bao Cayman has become a wholly-owned subsidiary of CTW Cayman.

●	In April 2025, Beijing WFOE established a fully owned subsidiary, Shanghai Weiyouyi Chuxin Technology Co., Ltd. or CTW Shanghai under the laws of PRC (the “CTW Shanghai”). By the end of May 2025, all operations previously carried out by Shanghai Tuwaii were transferred to CTW Shanghai and we have completed the Reorganization

●	In August 2025, CTW closed its initial public offering of 2,400,000 Class A ordinary shares, par value $0.0001 per share. The shares were priced at US$5.00 per share and the offering was conducted on a firm commitment basis. The Shares commenced trading on The Nasdaq Capital Market (“Nasdaq”) on August 6, 2025, under the ticker symbol “CTW”.

As of the date of this annual report, there are 50,529,048 issued and outstanding Class A ordinary shares and 12,000,000 shares of Class B ordinary shares issued and outstanding for the Company.

4.B.	Business Overview

Business Overview

We are a leading globally accessible, web-based gaming platform, offering players an immersive digital space through our flagship HTML5 platform, G123.jp. Our platform showcases a diverse selection of free-to-play games inspired by popular Japanese animations, including Queen’s Blade, So I’m a Spider, So What?, and Goblin Slayer. The HTML5-based G123.jp platform removes common barriers to gameplay, such as downloads, installations, and mandatory registrations, ensuring that seamless, instant access is available to players worldwide across different types of devices, including mobile devices beyond just PCs. As of the date of this annual report, we have 43 games on our platform and 5 games in pre-registration.

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

In addition to granting access to IP resources, we provide comprehensive support to game developers across various aspects of game development and distribution. Our other services include game development support, including localization and translation of in-game content, IP related design support (such as sound effects, music, and interface elements), game distribution service including hosting games on our platform and distributing games to global audience through our established network and server resources and related software and systems. Additionally, we offer marketing services to game developers, as well as customer supports to game developers, ensuring a seamless experience from development to monetization.

Historically, our top games and related developers have accounted for a substantial portion of revenues generated from our G123.jp platform. For the years ended July 31, 2026, 2025 and 2024, Vivid Army accounted for 20.2%, 30.1% and 40.3% of our revenues, respectively. For the fiscal year ended July 31, 2026, the game developer of Arifureta: From Commonplace to World’s Strongest - Rebellion Soul, BLACK LAGOON Heaven’s Shot and Dropkick on My Devil!! Chaos was our 2nd largest customer, contributing approximately 17.5% of our total revenue during the fiscal year 2026. Of this amount, Arifureta: From Commonplace to World’s Strongest - Rebellion Soul accounted for 16.32%, while BLACK LAGOON Heaven’s Shot accounted for 0.9% and Dropkick on My Devil!! Chaos accounted for 0.3%. Revenue from this developer represented 13% of our total revenue for the fiscal year ended July 31, 2025. Another three game developers historically contributed more than 10% of our revenue for the years ended July 31, 2025 and 2024, including the game developer of Queen’s Blade Limit Break and Strike The Blood Daybreak, however, none of them contributed more than 10% of our revenue for the year ended July 31, 2026. We expect that our top titles to rotate as more games gain success on our platform. Our mission is to unlock the potential of Japanese animation-based games, offering game developers the digital floor with commercial opportunities and essential supports to turn their craft into financial success, while creating an unforgettable, ad-free, immersive gaming experience featuring beloved Japanese animations for end-users. Our proprietary platform provides comprehensive support to game developers, enabling them to revitalize Japanese animation and deliver engaging, high-quality games that resonate with our end-users.

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

In exchange for using our platform, resources, and services, game developers pay service fees to us by allowing us to retain an average of approximately 88% of the gross in-game purchase amounts generated from a game on our platform after the advance is fully recouped. The repayment of advances and payment of service fees to us through revenue sharing are governed solely by terms of the service agreements, irrespective of other factors and conditions including payment of our royalty fees. After accounting for royalty costs, but before considering other operating expenses borne by us in providing services for individual games, we retain an average of approximately 88% of the gross in-game purchase amounts generated from each game. For the period from August 1, 2019 through July 31, 2026, we made a total of 66 advances to game developers to support their game development activities pursuant to the agreements entered into with them. Of these 66 advances, seven were not recovered due to the failure of the respective developers to complete the development of the associated games. Additionally, we were unable to fully recover advances related to eight games that went offline before full repayment was made. Furthermore, we assessed the recoverability of all outstanding advances and recorded valuation allowances for advances related to 12 additional games where we believe there is a risk that the full amount of the advances may not be collectable. We have recorded full valuation allowances for all such advances that are not expected to be recouped. As of July 31, 2026, 22 game developers have outstanding advances related to 39 games. As of July 31, 2025, 27 game developers have outstanding advances related to 42 games. As of July 31, 2024, 36 game developers have outstanding advances related to 47 games. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We may be unable to fully recover advances to game developers if a game fails to launch or generates sufficient in-game purchases to offset the full amount of outstanding balances, and as a result, our financial condition and results of operations could be materially and adversely affected.” In general, we rely on the negotiated terms of services for third-party game developers, which govern the distribution, operations and service fees for hosting and distributing a game on our platform as well as services we provide to game developers, and generally do not require game developers to repay the advance to us if they fail to develop a game or the in-game purchase amount generated from the game is insufficient to offset the full advance amount. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We may be unable to fully recover advances to game developers if a game fails to launch or generates sufficient in-game purchases to offset the full amount of outstanding balances, and as a result, our financial condition and results of operations could be materially and adversely affected.” Among others, key terms of our contracts with game developers typically include the following: (i) We provide access to intellectual property (IP) of a specific animation or similar work to the game developer for a term of three years to develop a game based on such IP; (ii) We provide game distribution services by hosting and distributing the game using our platform which is accessible to end users and have the necessary subsystems to track and collect payments from end users; (iii) We provide limited game development support services, mainly including game content localization translation and IP related design support; (iv) We provide game marketing and advertising services to game developers for a specific game; (v) We provide end-user support services for a game through our platform on behalf of the game developer; (vi) We provide a fixed amount of upfront advance fee to the game developer for the development of a particular game. The advance is recouped through in-game purchases after a game is launched — specifically, we retain an additional amount equal to the amount of in-game purchases allocated to the game developer under the service agreement until the advanced balance is fully collected. If the game development is unsuccessful or in-game purchase amounts are insufficient to fully offset the advance fee, the developer is not required to repay the shortfall, and we bear the associated loss of the unrecovered advance; (vii) the game developer retains all its rights related to the developed game and is responsible for developing, updating, and providing the game content to end users; (viii) We have a transferable exclusive right to distribute the game through our platform during an initial term of three years starting from the date the game is launched on our website; (ix) as consideration for our services provided, the game developer agrees to pay us service fees through allowing us to retain a pre-agreed percentage of the gross in-game purchases generated from the specific contracted game. As of the date of this annual report, there are a limited number of game titles that are not based on specific IPs, such as Vivid Army, and we entered into service agreements with related developers, the terms of which are the same, except that we do not provide upfront advance fee and access to IPs for these games to the developers. On average, such a pre-agreed percentage of revenue sharing as consideration for our services is approximately 88% of the gross in-game purchase amount without considering any repayment of the advance by the game developer to us. After deducting IP royalty costs, we retain on average approximately 81% of the gross in-game purchase amounts for a specific game, without taking into account other associated expenses borne by us.

This collaborative revenue-sharing structure incentivizes our developer partners to continually invest in high-quality, engaging content, which ensures a steady flow of fresh games with high “playability” for our players and builds long-term, sustainable value for the platform. By aligning our success with that of our developer partners, we create a feedback loop where compelling content attracts more players, leading to increased revenue generation for developers, enabling us to further invest in top-tier gaming experiences.

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

Our approach extends beyond simple distribution. We build and establish strategic relationships with renowned Japanese animation IP holders, allowing us to support end-to-end game creation for game developers. This involves entering into IP license agreements securing popular animation IPs from their holders, such as KADOKAWA Corporation, TMS Entertainment, and Warner Bros Japan LLC, and then providing access to IP-related content for game development to game developers. We have entered into IP license agreements for specific animation IPs with various animation IP holders, allowing us to leverage a wide array of IPs and maintain a broad and appealing product lineup for a diverse global audience and animation enthusiasts. Key terms of such IP license agreements typically include an initial term of three years from the date the related games are launched and distributed on our platform, the authorized regions, languages, and content to be utilized, the release schedule, and the agreed-upon royalty rates. As of July 31, 2026, we have established partnerships with 38 animation IP holders, including KADOKAWA Corporation, TMS Entertainment, and Warner Bros Japan LLC. During fiscal 2026, we launched new titles based on well-known Japanese entertainment franchises, including “Doraemon,” “Kakegurui,” and “Highschool of the Dead.” We will continue to launch new titles with globally recognized animation IPs on our platform. As of the date of this annual report, we have opened pre-registration of 5 new games most of which are based on beloved animation series. These games are expected to be launched in the rest of 2026 and 2027.

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

Value for End-users/Game Players

G123.jp is designed with player satisfaction at its core. Our games are HTML5-based, accessible across devices without the need for downloads, lengthy registrations, or costly subscriptions, allowing players to immediately dive into immersive, seamless, and ad-free experiences on any device. Whether on mobile devices or PCs, we provide a streamlined experience, making gaming accessible to a diverse global audience across all types of devices. By delivering an engaging gaming experience based on popular animations, we offer players the opportunity to enjoy games featuring their favorite anime and manga characters and storylines. Our platform provides a wide range of optional in-game items, top-ups, and strength-enhancing features, allowing players to customize their experience with clothing, accessories, and emotes. Additionally, we design well-tailored, entertaining in-game events and activities, complemented by various socialization tools that foster platform-based interactions, adding multiple layers of enjoyment to the gameplay. For more details, see “Item 4. Information on the Company—4.B. Business Overview—Our Platform—Unique Gaming Experiences on Our Platform.”

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

Profitability for Our Platform

Under our unique monetization model, our platform demonstrates strong unit economics, significant bookings, and robust revenue generation, alongside high growth momentum. As of July 31, 2026, we had released over 86 game titles on cumulative basis, among which 42 game titles remained active on our G123.jp platform, with 14 titles currently in the backlog. Our average monthly active users (“MAUs”) increased by 135.5% from 958,578 in fiscal 2021 to 2,257,341 in fiscal 2026. In fiscal 2026, average MAUs decreased by 33.2% from 3,378,835 in fiscal 2025, while average paying monthly active users (“PMAUs”) increased by 0.6% from 88,503 to 89,053. Accordingly, the proportion of monthly active users making purchases increased from 2.62% to 3.95%, although average spending per paying monthly active user declined. For the years ended July 31, 2026, 2025 and 2024, our ARPMAU was US$3.57, US$2.64 and US$3.06, respectively, and our ARPPMAU was US$90.60, US$100.74 and US$112.40, respectively. Our ROAS was 105.8%, 116.4% and 99.3%, respectively, during the same periods.

In the years ended July 31, 2026, 2025 and 2024, our revenues amounted to US$82.5 million, US$90.4 million and US$68.4 million, respectively, and our gross in-game purchase amounts amounted to US$96.8 million, US$107.0 million and US$84.5 million, respectively. We believe that our overall profitability will increase in the long run, primarily driven by our continuous focus on acquiring high-quality content and strategic partnerships as well as our growth momentum attributed by the expansion into the global market. We recorded net loss of US$4.1 million, net income of US$3.8 million and US$6.0 million for the years ended July 31, 2026, 2025 and 2024, respectively. Our net cash used by operating activities was US$3.2 million for the year ended July 31, 2026 as compared to net cash provided by operating activities of US$0.1 million and US$1.6 million in the years ended July 31, 2025 and 2024, respectively. See “Item 5. Operating and Financial Review and Prospects” for more detailed figures.

Our Growth and Company Milestones

Founded by Mr. Ryuichi Sasaki in August 2013, our company set out with the vision to become a transformative force in the gaming industry. Since its inception, our journey has been marked by strategic planning, capital infusions and significant milestones, and we have achieved consistent year-over-year growth, significantly enhancing our market position.

The official launch of our G123 platform in 2018 marked a pivotal moment, providing a strong foundation for ongoing expansion and innovation. In November 2021, we took a significant step toward global reach by distributing games in English, aligning with our strategy to engage international audiences. Our gross proceeds from end-users achieved a significant milestone of JPY 1 billion for the first time in 2019, which grew dramatically, reaching an impressive JPY 10 billion for the first time in 2021. Starting from 2022, we have sharpened our focus on games inspired by popular anime IPs, establishing ourselves as a leader in anime-themed gaming content. For the years ended July 31, 2026, 2025 and 2024, we achieved cumulative active users of 147 million, 261 million and 214 million, respectively, showcasing our growing community. In 2024, we reached a key financial milestone with global revenue totaling JPY 10 billion (US$68.4 million). In the year ended July 31, 2026, we generated gross in-game purchase amounts totaling US$96.8 million, compared to US$107.0 million in the year ended July 31, 2025.

Looking ahead, we are committed to investing in high-quality IP content and collaborating with top-tier developers to deliver games that appeal to a wider audience globally, furthering our presence in global markets beyond Japan and increasing our market share in the mobile game segment of the gaming industry. We are also dedicated to exploring new opportunities presented by advanced technologies, including artificial intelligence and data analytics, to drive future growth.

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

Games on Our Platform

With a focus on Japanese animation, we offer a wide range of gaming experiences for end-users. We operate multiple game categories including RPG, simulation, card and MMO, all inspired by beloved Japanese animation, while enabling games to be played by a single player or by multiple players. As of July 31, 2026, a total of 42 games were actively released on our platform, including 17 RPG games, 11 simulation games, four card games, and four MMO games, two puzzle games and two shooting games, 34 of which were based on Japanese animation IPs licensed from our partner IP holders. We publish a wide variety of genres/types of games on our platform, including simulation games, RPG games, card and MMO games.

Simulation Games

Vivid Army is a real-time strategy game, where players build armies, develop bases, and expand territories, featuring military units and large-scale battles and a diverse cast, including unique heroines. Launched in 2019, Vivid Army has generated approximately US$357 million of in-game player purchases on a cumulative basis through July 31, 2026 and has maintained remarkable vitality and player engagement over the years. It is one of the most popular games featured on our platform with 23,678 daily active users and an average daily transaction amount of approximately US$62,600 in 2026, and as of July 31, 2026, it has accumulated 16.9 million active users and 333,889 paying users (defined as users that had made at least one in-game purchase).

RPG Games

So I’m a Spider, So What? Ruler of the Labyrinth is a popular RPG game on our platform. In this game, players strengthen and develop the main character and their companions to advance through challenging main story levels. Each level tests players’ strategy and skills while unfolding a rich and immersive storyline. The engaging story line and gaming experience have attracted a total of approximately 7.7 million active users to relentlessly embark on the exciting journey into the unknown presented in So I’m a Spider, So What? Ruler of the Labyrinth and generated a total transaction amount of US$22 million since its initial launch in October 2024 through July 31, 2026.

Card Games

Queen’s Blade Limit Break is a card game based on the popular “Queen’s Blade” anime series. Players engage in turn-based auto battles featuring over 170 female warriors from the franchise. It offers a fresh storyline while staying true to the original characters and universe. Since its launch in 2022, Queen’s Blade Limit Break has generated approximately US$61.7 million in-game purchases in total on a cumulative basis as of July 31, 2026. In the years ended July 31, 2026, 2025 and 2024, Queen’s Blade Limit Break had daily active users of approximately 15,649, 41,277 and 44,000, respectively, and average daily transaction amounts exceeding US$10,000, US$30,000 and US$30,000, respectively.

MMO Games

Tsukimichi is a popular MMO game featuring an epic adventure where players team up with friends or compete with other players in a dynamic, ever-evolving world filled with thrilling battles, strategic progression, and rich lore. Players are attracted to forge their path, build their team, and become a legend in the immersive multiplayer universe. For the years ended July 31, 2026, 2025 and 2024, Tsukimichi had 58,930, 346,169 and 372,737 active users, respectively, and generated a total transaction amount of US$1.9 million, US$4.6 million and US$3.1 million, respectively.

Our Pipelines

Over the years, we have successfully launched a variety of game titles that have resonated with audiences worldwide, including Vivid Army and Queen’s Blade Limit Break, which have garnered significant acclaim and established us as a trusted platform for anime-themed gaming content. In addition to the diverse portfolio currently featured on our platform, we maintain a robust game pipeline with an exciting lineup of upcoming game titles designed to captivate new and existing players. We have entered into IP license agreements to release new game titles based on globally recognized animation IPs. Additionally, we have launched new titles such as “The Apothecary Diaries Palace Chronicles” and “HIGH SCHOOL OF THE DEAD DAY 0” in fiscal year 2026. As of the date of this annual report, we have a total of 43 active game titles with 14 in backlog.

Unique Gaming Experiences on Our Platform

To maintain player interest and keep the games dynamic, we help game developers to offer a variety of in-game purchases through “top-ups” on our G123.jp platform. Each game features over ten uniquely designed virtual items designed to capture end-users’ attention and enhance their playability and gaming experience, including customizable options like coins, jewels, weapons and clothing allowing players to personalize their characters.

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

In Queen’s Blade Limit Break, players can purchase a “Card Draw Voucher Pack”. By purchasing this pack, players receive vouchers that allow them to draw heroes from a dedicated card pool, adding excitement and strategy to their gameplay.

In So I’m a Spider, So What? Ruler of the Labyrinth, players can buy items such as the “Daily Shop Pack”. These packs provide valuable development tools that players can use to strengthen their combat power and nurture their characters. This enables them to overcome challenging NPCs or compete more effectively against other players.

Together with game developers, we organize regular in-game events—such as weekly missions, holiday celebrations, and limited-time activities—to keep gameplay exciting and encourage active participation. We also coordinate special anniversary events, fostering a deeper connection between players and the game. These events often feature exclusive items and rewards designed to boost engagement and in-game purchases.

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

In-Game Purchases Generated from End-users based on Regions as a Percentage of Total In-game Purchases

	For the Years Ended July 31,
	2026	2025	2024
Japan	63.95%	69.59%	81.47%
United States	6.75%	7.38%	5.39%
South Korea	12.72%	10.33%	4.74%
Taiwan	8.14%	4.00%	2.99%
Hong Kong	1.35%	1.00%	1.04%
Canada	0.70%	0.76%	—%

For the years ended July 31, 2026, 2025 and 2024, the number of cumulative players of our platform was 147 million, 261 million and 214 million, respectively. For the years ended July 31, 2026, 2025 and 2024, our platform recorded an average of 2,257,341, 3,378,835 and 2,301,929 Monthly Active Users (MAUs), respectively, who enjoy seamless gaming experiences on mobile, desktop, and console platforms. In 2025, players across over 191 countries made in-game purchases on our platform, and the number further grew to over 200 countries in the year ended July 31, 2026. Our user base is notably diverse in age, geography, platform preference, and gender, reflecting our commitment to inclusive gaming experiences. Players easily immerse themselves daily in games inspired by iconic Japanese animations, participating in engaging in-game events and rewards. In the years ended July 31, 2026, 2025 and 2024, players collectively spent a total of 129.9 million, 61.8 million and 33.3 million hours on our platform, respectively, with each daily active user averaging 1.7 hours, 1.6 hours and 1.5 hours per day, respectively.

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

Customer Support

We provide 24/7 customer support and trust and safety services to our developers’ end-users. The customer support team receives game-specific training and works along with our in-house developed LLM AI customer support to respond to all user inquiries, including support for game crashes and payment inquiries. For the years ended July 31, 2026, 2025 and 2024, our customer support team reviewed and handled a total of 474,458, 215,500 and 140,885 gameplay and payment issues, among other things, respectively. In addition, our LLM AI customer support agent handled and resolved 310,996, 315,819 and 406,977 end-user complaints and issues in the years ended July 31, 2026, 2025 and 2024, respectively.

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

We provide “advances” to cover development costs for game developers upfront, with repayment structured through “revenue-sharing,” through which we retain in-game purchases as soon as a game is launched on our platform and starts to generate in-game purchases until the full amount of an advance is recovered. We also receive service fees from game developers through “revenue-sharing,” which allows us to retain approximately 88% of in-game purchases, before deducting IP royalty costs, and recognize it as our revenue. This aligns developer incentives with our platform’s success, fostering a mutually beneficial relationship. See “Item 4. Information on the Company — 4.B. Business Overview — Our Win-Win Monetization Approach” for details.

With our game development support and distribution services, game developers can focus on creative innovation, while minimizing costs. We handle the complexities of localization, customer support, and global distribution, ensuring a seamless experience for both developers and end-users.

Through July 31, 2026, we have cumulatively partnered with 50 experienced game developers, for whom we contracted to distribute 73 games. As of July 31, 2026, 42 game developers had a game on our platform with at least one paying user. Currently, our developer partners range from small to large companies, showcasing a diverse range of professional capabilities and team sizes. Notably, all of our partners possess dedicated full-time studios, ensuring a high level of expertise and commitment to creating exceptional gaming experiences.

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

We also leverage the existing user base to drive organic traffic across games on our platform. For the years ended July 31, 2026, 2025 and 2024, approximately 21.9%, 15.4% and 12.6% of our daily traffic comes from organic sources, respectively, which consist of end users/game players who visit our G123.jp platform without being directed through any advertisements.

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

	Advertising expenses per created user	Average in-game purchases per created user	Per User Return on Ads Spent (“ROAS”)
	(in USD)
FY2026	0.50	0.53	105.8%
FY2025	1.50	1.75	116.4%
FY2024	1.87	1.86	99.3%
FY2023	1.45	1.89	130.3%
FY2022	2.80	3.41	121.9%

Environmental, Social and Governance (“ESG”) Practices

We undertake various measures that demonstrate our ESG responsibilities, including providing free meals and snacks to employees and shared workspace to foster inclusivity and accessibility. All employees enjoy complimentary breakfast and lunch, along with a variety of fresh fruits and snacks available throughout the day. Our commitment to employee well-being extends beyond physical benefits, fostering a workplace where everyone feels valued and cared for. Our flat management structure and shared workspace reflect our values of inclusivity, collaboration, open communication, and agility.

Data and Privacy Protection

We believe that data security and privacy are critical to our business operations and, as a global business, we strive to be in compliance with all applicable laws across the various jurisdictions in which we operate. Accordingly, we have adopted and implemented internal rules and practices designed to set forth how we may collect, process, use and disclose personal data and comply with applicable law, and have put in place protocols, technological and administrative measures, and systems designed to prevent unauthorized, accidental, or improper access, use or disclosure of such information.

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

As a global company, we face a constantly evolving legal landscape that regulates many aspects of our business, particularly laws and regulations regarding gaming, age-appropriateness, consumer protection, electronic marketing and advertising, data protection, privacy, security, and personal data. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, with differing requirements even within the same country. It is also likely that as our business grows and evolves, particularly if we gain significant users in additional countries, we will become subject to laws and regulations in additional jurisdictions or other jurisdictions may claim that we are required to comply with their laws and regulations. Given the broad range of potentially applicable laws and industry trends, we anticipate that scrutiny and regulation applicable to our operations will increase and we will be required to devote additional legal and other resources to monitoring developments in, determining applicability of, and implementing changes required by such regulation. Changes in current laws or regulations or the imposition of new laws and regulations in jurisdictions where we have users that are applicable to our business may impede the growth of gaming services and impair our business, financial condition or results of operations, and non-compliance, or allegations thereof, could result in governmental, consumer, media, or other inquiry or investigation, reputational and brand damage, civil or criminal penalties, or other liability. For further details, please see the subsections in the “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry” section entitled “Content policies or regulations adopted by regulators, consumer opposition and litigation could negatively affect the distribution of Japanese animation-based games on our platform” and “Data privacy and security laws and regulations in the jurisdictions in which we do business could increase the cost of our operations and subject us to possible sanctions and other penalties.”

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

Competition

We primarily compete with alternative gaming platforms offering distribution services for game developers. We principally compete on a number of factors, including a robust technology toolset designed with the ability to convert, engage and retain users. The landscape of the global online gaming industry is dominated by a few large tech giants, such as Apple and Google, as well as large gaming platform companies like Steam, Sony, Nintendo, Microsoft, and Tencent. In the sub-sector of the H5 games and anime IP-based H5 games market, we hold a leading position, but still face competition from major companies such as Tencent and NetEase, as well as several small platforms. Our developers compete for end-users with games featuring more appealing content and higher “playability” as well as other forms of consumer discretionary entertainment that vie for the users’ time and disposable income. This includes companies that provide video entertainment, music entertainment, social networking and other forms of leisure entertainment. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Our industry is intensely competitive. We may not be able to distribute successful and engaging games with high “playability” on our platform, or players may prefer the games and content offered by our competitors’ platforms over our own.”

Intellectual Property

Our proprietary intellectual property encompasses software copyrights and patents pertaining to content management, AI-driven advertising, and gaming operations, all of which are essential for maintaining our platform’s technological edge. As of July 31, 2026, we hold two registered trademarks, one patent in application, two patents published, along with 12 domain names, and we are actively seeking intellectual property protection for our AI-related innovations in technology, products, and services.

As of the date of this annual report, we hold a group of pending patent applications for utility (invention) patents in Japan directed to the use of innovative artificial intelligence technology for image translation, specifically designed for us in game localization production. No third-party licensing is involved at this stage. The technology is capable of directly translating text from inputs that contain layered images. It adapts to the appropriate font for each language while preserving the original artistic effects and display, thereby efficiently facilitating game internationalization. In July 2025, two of these applications were published, covering generative AI-based character deformation and head ratio control systems that enable consistent and customizable Chibi-style character generation for gaming and related applications. We expect that any patents that may issue from pending applications would likely expire 20 years from the date of filing/issuance, without considering possible patent term adjustments or other extensions, although the specific expiration dates are not available now. Additionally, any and all of these pending patent applications may not result in issued patents, and not all issued patents may be maintained in force for their entire term.

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

We face the risk of third parties infringing, diluting, or misappropriating our intellectual property rights, and we may encounter challenges regarding the validity or enforceability of these rights. We cannot guarantee that our business activities do not infringe or misappropriate the rights of third parties. We are not currently involved in any material intellectual property litigation, although we may face allegations from third parties, including competitors and non-practicing entities, claiming that we have infringed or otherwise violated their intellectual property rights. For further details, please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry.”

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

For example, in the US, the Children’s Online Privacy Protection Act (“COPPA”) regulates the collection, use and disclosure of personal data from children under 13 years of age at the federal level and can apply to services not directed towards or targeted to children. A determination of applicability of COPPA is based on a number of factors; however, if applicable, COPPA, among other requirements, requires advance parental consent prior to collecting the personal data of a child under 13 with very limited exceptions. Further, multiple U.S. states are actively discussing, or have already passed, additional laws and regulations governing children’s privacy, particularly with respect to websites and online services.

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

Our corporate headquarters is located in Tokyo, Japan, encompassing a total of approximately 1,578.67 square meters of office space, comprising 479.31 square meters and 1,099.36 square meters, which are currently leased through August 2026 and January 2027, respectively. Additionally, we lease office space totaling approximately 606.64 square meters and 1,486.03 square meters through December 2030 and October 2027 in Taiwan and China, respectively. On December 12, 2025, a lease for our New York City office at One World Trade Center commenced. The leased premises comprise 949.65 square meters, and the initial lease term expires on March 31, 2029. We do not own any facilities, and as we grow our workforce and expand our geographic reach, we plan to procure additional office space.

The following table sets forth the location, approximate size, primary use and lease term of our major leased facilities as of July 31, 2026.

Location	Approximately Size in Square Meters	Primary use	Lease Expiration Date
ARK Hills Sengokuyama Mori Tower, 29F, Minato City, Tokyo, Japan	1,578.67	Office	January 31, 2027
18th Floor, No. 555, Section 4, Zhongxiao East Road, Xinyi District, Taipei City, Taiwan	606.64	Office	December 31, 2030
Rooms 3001–3006, 30th Floor, Hongyi International Plaza, No. 288 Jiujiang Road, Huangpu District, Shanghai, China	1,486.03	Office	October 31, 2027
One World Trade Center, Suite 45(B), New York City, New York City, USA 10007	949.65	Office	March 31, 2029

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Item 3. Key Information—3.D. Risk Factors” and elsewhere in this annual report.

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

Historically, our top games and related developers have accounted for a substantial portion of our revenue earned from our platform. For Fiscal 2026, Customers A and E accounted for approximately 20.20% and 17.50% of our revenue, respectively. Game developers are our customers, and our ability to maintain relationships with these developers remains important to our operating results.

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

Key Operating Metrics

The following table includes our key operating metrics for the years ended July 31, 2026 (“Fiscal 2026”), 2025 (“Fiscal 2025”) and 2024 (“Fiscal 2024”).

	For the Years Ended July 31,
	2026	2025	2024
Gross in-game purchase amount(1)	$96,813,340	$106,994,440	$84,461,982
Paying daily active users (“PDAUs”)(2)	15,152	17,458	16,446
Daily active users (“DAUs”)(2)	245,522	264,149	197,100
PDAUs to DAUs ratio	6.17%	6.61%	8.34%
Paying monthly active users (“PMAUs”)(3)	89,053	88,503	62,621
Monthly active users (“MAUs”)(3)	2,257,341	3,378,835	2,301,929
PMAUs to MAUs ratio	3.95%	2.62%	2.72%
PDAUs to PMAUs ratio	17.01%	19.73%	26.26%
DAUs to MAUs ratio	10.88%	7.82%	8.56%
ARPPDAU	$17.51	$16.79	$14.07
ARPDAU	$1.08	$1.11	$1.17
ARPPMAU	$90.60	$100.74	$112.40
ARPMAU	$3.57	$2.64	$3.06
Day 1 retention rate for paying users(4)	57.4%	59.6%	62.7%
Day 7 retention rate for paying users(4)	35.8%	37.5%	41.0%
Day 30 retention rate for paying users(4)	17.1%	17.1%	21.3%
Day 1 retention rate for active users(5)	6.1%	5.9%	6.2%
Day 7 retention rate for active users(5)	2.6%	2.2%	2.4%
Day 30 retention rate for active users(5)	1.0%	0.8%	0.9%
Return on advertisement spend (“ROAS”)	105.8%	116.4%	99.3%

(1)	“Gross in-game purchase amount” means the total in-purchase amounts, or top-ups, paid by end-users for games on G123.jp platform.

(2)	PDAUs and DAUs for each period represents the average number of PDAUs and DAUs across all the days of the respective period.

(3)	PMAUs and MAUs for each period represents the average number of PMAUs and MAUs across all the months of the respective period.

(4)	Paying user retention rate is calculated by dividing the number of paying users who return to the same game on a specific day (e.g., Day 1, Day 7, or Day 30) and remain active for at least one minute, by the number of users who made their first in-game purchase in that game on Day 0. Pay user retention rate is measured on a per-game basis and reflects whether the same paying user returns to the same game following their initial purchase activity. We track paying user retention rates on a per-game basis and monitor user retention for each subsequent day following a user’s initial in-game purchase. For each day in a given period, we calculate the platform-level paying user retention rate as the average of the paying user retention rates across all games on our platform. The overall platform paying user retention rate for the period is then determined by averaging these daily platform retention rates over all days in the respective period.

(5)	Active user retention rate is calculated by dividing the number of users who return to the same game on a specific day (e.g., Day 1, Day 7, or Day 30) and remain active for at least one minute, by the number of users who played that game for the first time on Day 0 and initiated gameplay by creating a character role on that day. Active user retention rate is measured on a per- game basis and only includes new users to that specific game. We track active user retention rates on a per-game basis and monitor user retention for each subsequent day following a user’s initial in-game purchase. For each day in a given period, we calculate the platform-level active user retention rate as the average of the active user retention rates across all games on our platform. The overall platform active user retention rate for the period is then determined by averaging these daily platform retention rates over all days in the respective period.

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

For the fiscal years ended July 31, 2026, 2025 and 2024, our average daily active users (“DAUs”) were approximately 245,522, 264,149 and 197,100, respectively. Over the same periods, our average paying daily active users (“PDAUs”) were approximately 15,152, 17,458 and 16,446, respectively.

For the fiscal years ended July 31, 2026, 2025 and 2024, our average monthly active users (“MAUs”) were approximately 2.26 million, 3.38 million and 2.30 million, respectively. Over the same periods, our average paying monthly active users (“PMAUs”) were approximately 89,053, 88,503 and 62,621, respectively.

Gross in-game purchase amounts, which represent total end-user spending on our platform before revenue-sharing deductions, were approximately US$96.8 million, US$107.0 million and US$84.5 million for the years ended July 31, 2026, 2025 and 2024, respectively. These amounts are distinct from our consolidated revenue, which reflects deductions for developer revenue shares and recoupment of advances to game developers.

Our ROAS was approximately 105.8%, 116.4% and 99.3% for the years ended July 31, 2026, 2025 and 2024, respectively. During Fiscal 2026, we reduced advertising spending for games that did not meet our expected returns and directed marketing investment toward games whose performance supported further spending. This approach reflects our focus on sustainable growth and preserving capital and cash.

Key Components of Results of Operations

Revenue

We derive our revenue primarily from providing a comprehensive suite of services, including providing access to IP-related content for game development, online gaming distribution, game development support, and game marketing and advertising services, to game developers. Our revenue is variable and directly derived from a share of in-game purchases made by end-users, with a fixed proportion of these purchases representing our compensation. See “Item 4. Information on the Company—4.B. Business Overview—Our Win-Win Monetization Approach” for details about how we generate our revenues.

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

We expect our cost of revenues to increase in absolute amount in line with our expansion of business and customer base growth, and to decrease as a percentage of our revenues in the long run through economies of scale and improvement of operation efficiency.

General & Administrative Expenses

Our general and administrative expenses primarily consist of (i) payrolls for administrative staff and management team, (ii) depreciation and amortization, (iii) general office and administrative expenses, including rent and insurance, and (iv) others.

We expect our general and administrative expenses will increase in absolute amount in the foreseeable future as we continue to increase our general and administrative functionalities to support the future expansion of our business. Following the completion of our IPO in August 2025, we incur expenses as a public company, including expenses related to compliance with the rules and regulations of the SEC and stock exchange listing standards, additional insurance expenses, investor relations activities, and other administrative and professional services.

Research and Development Expenses

Our research and development expenses primarily consist of (i) payrolls for our in-house research and development staff, and (ii) expenses related to advance fees paid to the third-party game developers that we deemed to be unrecoverable.

We believe that continued investment in research and development is key to our future growth. We expect to continue to invest in research and development of our technology and content to improve users’ gaming experience, while continuously increasing efficiency. We expect our research and development spending to increase over the long term, although near-term spending may remain relatively flat or decrease modestly depending on operating requirements and the revenue potential of our projects. In particular, we are actively developing and implementing AI-backed technologies, including our automatic advertisement management system to enhance our platform’s intelligence and adaptability, enabling us to deliver more personalized gaming experiences and improve operational decision-making. We are also continuously investing in the enhancement of our key internal production and operational systems that support the functionality of our platform. These systems are designed to provide more accurate and relevant insights into our overall operating effectiveness, streamline development workflows, and support the efficient and rapid launch of new games. Through these ongoing initiatives, we aim to strengthen our technological foundation, improve player engagement, and maintain our competitive advantage in the highly dynamic gaming industry.

Sales and Marketing Expenses

Our sales and marketing expenses primarily consist of (i) advertising and marketing expenses, (ii) compensation paid to sales and marketing employees, (iii) expenses generated from marketing activities, such as meeting and travel expenses, and (iv) others.

We adopt an efficient marketing strategy to enhance our platform’s brand awareness and user engagement primarily through online marketing channels. We plan to continue to invest in sales and marketing to promote our brand awareness, retain existing users and attract new users in the long terms, while continuously enhancing marketing efficiency to strengthen our profitability, including the adoption of advanced AI marketing tools. We expect our sales and marketing spending to increase over the long term, although near-term spending may remain relatively flat or decrease modestly depending on operating requirements, game performance and expected returns on advertising spend.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

Year Ended July 31, 2026 Compared to Year Ended July 31, 2025

	For the years ended July 31,		Change
	2026	2025	Amount	%
Revenue	$82,509,410	$90,370,793	$(7,861,383)	(8.70)%
Cost and expenses:
Cost of revenue	28,471,179	22,040,054	6,431,125	29.18%
General & administrative expenses	11,693,359	8,479,853	3,213,506	37.90%
Research & development expenses	3,805,447	5,528,733	(1,723,286)	(31.17)%
Sales and marketing expenses	45,863,160	55,387,277	(9,524,117)	(17.20)%
Total cost and expenses	89,833,145	91,435,917	(1,602,772)	(1.75)%
(Loss) income from operations	(7,323,735)	(1,065,124)	(6,258,611)	N/M
Other income/(expenses):
Interest income, net	540,933	494,358	46,575	9.42%
Foreign currency transaction gain (loss)	293,764	(287,946)	581,710	N/M
Other income	424,638	555,012	(130,374)	(23.49)%
Contingent gain on recovery of previously impaired assets	238,561	4,709,029	(4,470,468)	(94.93)%
Other income/(expense), net	1,497,896	5,470,453	(3,972,557)	(72.62)%
(Loss) income before income tax expense	(5,825,839)	4,405,329	(10,231,168)	N/M
Income tax (benefit) expense	(1,694,171)	576,766	(2,270,937)	N/M
Net (loss) income	$(4,131,668)	$3,828,563	$(7,960,231)	N/M

N/M means not meaningful where the prior-year amount is zero or negative or the result changes from income to loss or from tax expense to benefit. Changes are calculated from unrounded amounts where available and may differ from changes calculated from the presented amounts due to rounding.

Revenue

For the year ended July 31, 2026, revenue decreased by approximately US$7.9 million, or 8.7%, to approximately US$82.5 million from approximately US$90.4 million in the prior fiscal year. The decrease was primarily attributable to weaker performance of newly launched games overall compared to Fiscal 2025. High School of the Dead performed well following its launch at the end of April 2026, but operated for only three full months during Fiscal 2026. Its contribution therefore did not offset the weaker performance of other new titles.

In Fiscal 2026, we launched 15 new games on our platform, which collectively generated revenue of approximately US$22.0 million, compared to 7 new games launched in Fiscal 2025 that generated revenue of approximately US$32.3 million in Fiscal 2025. Among the new titles, Crayon Shinchan My Sugoroku Great Strategy, launched on November 18, 2025, contributed revenue of approximately US$7.1 million from its launch through July 31, 2026. High School of the Dead Day 0, launched on April 28, 2026, is based on High School of the Dead, a Japanese manga series first serialized in 2006 that was adapted into a television anime series in 2010. From its launch through July 31, 2026, a period of slightly more than three months, the game generated revenue of approximately US$6.0 million, or an average of approximately US$2.0 million per month, making it the highest revenue-generating game on our platform during that period, ahead of Vivid Army. Because the game was in operation for only part of Fiscal 2026, its contribution did not offset the overall decline in our revenue. Although the game has continued to perform in the early part of Fiscal 2027, revenue from mobile games generally declines over time following launch and there can be no assurance that this level of performance will be sustained. Revenue generated by existing games increased by approximately US$2.4 million, or 4.1%, compared to Fiscal 2025, as certain games launched in Fiscal 2025 continued to maintain relatively high user engagement and in-game purchases.

Revenue generated from end-users in Japan decreased by approximately US$10.1 million, or 16.1%, to approximately US$52.8 million. Revenue from Taiwan, Hong Kong and Macau increased by approximately US$3.3 million, or 71.2%, to approximately US$8.0 million. The growth in these markets reflected our continued efforts to expand beyond Japan and direct marketing toward new markets, cultural similarities among local users, and the appeal of the intellectual properties underlying our Fiscal 2026 new-game mix.

●	Revenue from South Korea increased by approximately US$1.2 million to approximately US$10.5 million.

●	Revenue from North America decreased by approximately US$1.3 million to approximately US$6.2 million.

●	Revenue from Europe decreased by approximately US$0.6 million to approximately US$2.5 million.

●	Revenue from other regions decreased by approximately US$0.3 million to approximately US$2.6 million.

Japan remained our largest market, contributing approximately 64.0% of our revenue in Fiscal 2026, compared to 69.6% in Fiscal 2025. South Korea was our second largest market, contributing approximately 12.7% of our revenue in Fiscal 2026, compared to 10.3% in Fiscal 2025. Taiwan, Hong Kong and Macau contributed approximately 9.6% of our revenue in Fiscal 2026, compared to 5.1% in Fiscal 2025.

Cost of Revenue

Cost of revenue increased by approximately US$6.4 million, or 29.2%, to approximately US$28.5 million from US$22.0 million. As a percentage of revenue, cost of revenue increased to 34.5% from 24.4%. This increase reflected higher personnel, outsourcing, server and software costs and IP royalties and amortization, partly offset by lower payment-processing fees, and the absence of prepaid royalty impairment recorded in Fiscal 2025.

Personnel and benefits increased by approximately US$2.6 million to approximately US$10.2 million, compared to approximately US$7.6 million in Fiscal 2025. The increase was primarily attributable to the continued expansion of our team globally during Fiscal 2026, including our platform support, game operation support and game design support teams. Outsourcing costs increased by approximately US$2.4 million to approximately US$2.5 million, compared to approximately US$0.1 million in Fiscal 2025. The increase primarily related to the engagement of external creative consulting firms to support the art and design of our newly launched games. Servers and communications increased by approximately US$1.9 million to approximately US$5.9 million, compared to approximately US$4.0 million in Fiscal 2025. The increase was mainly due to our continued investment in tools and software directly related to platform functions and operations. IP royalties and amortization increased by approximately US$0.5 million to approximately US$5.1 million, compared to approximately US$4.6 million in Fiscal 2025. The increase was primarily attributable to changes in the mix of live games and the revenue generated by each title during Fiscal 2026, as royalty payments and amortization of prepaid royalties vary with the licensed intellectual property underlying each game and its revenue contribution. Payment-processing fees decreased by approximately US$0.7 million to approximately US$4.5 million, compared to approximately US$5.3 million in Fiscal 2025. The decrease was mainly due to lower in-game purchases by end-users, consistent with the decrease in revenue. Cost of revenue also included approximately US$0.2 million of share-based compensation in Fiscal 2026. This amount is presented separately from the personnel costs described above.

Overall, the year-over-year increase in cost of revenue, both in absolute value and as a percentage of revenue, primarily reflected our continued investment in the team, infrastructure and external creative resources that support our platform and game operations, which we made notwithstanding the decrease in revenue. These increases were partially offset by lower payment-processing fees, which vary with in-game purchases, and the absence of the prepaid royalty impairment recorded in Fiscal 2025. We believe these investments have established the operating foundation for the next phase of our business. We expect personnel costs to continue to increase in absolute terms as we selectively add headcount for critical talent in line with our strategic priorities, and we believe that, as we continue to develop our internal technology capabilities, our existing infrastructure will be able to support a larger scale of operations.

General & Administrative Expenses

General and administrative expenses increased by approximately US$3.2 million, or 37.9%, to approximately US$11.7 million from US$8.5 million. As a percentage of revenue, these expenses increased to 14.2% from 9.4%.

Personnel and benefits increased by approximately US$1.2 million to approximately US$3.7 million. Professional fees increased by approximately US$1.9 million to approximately US$2.0 million. The increases in personnel and benefits and professional fees were mainly due to additional hires in our corporate and administrative functions to support the larger scale of our business and to fulfill our reporting, compliance and governance responsibilities as a public company, together with the related legal, audit and advisory fees. Rent and leases increased by approximately US$0.5 million to approximately US$3.2 million as we opened up our new office in New York City in early 2026. We also recognized approximately US$0.5 million of Taiwan business tax expense. Taiwan business tax expense reflected our best estimate of business tax payable on cross-border electronic services for the periods concerned, taking into account information available from the Taiwan tax authority. The final amount remains subject to review by the Taiwan tax authority, and additional tax, interest or penalties remain reasonably possible.

Overall, the year-over-year increase in general and administrative expenses, both in absolute value and as a percentage of revenue, primarily reflected the build-out of our corporate and administrative functions to support the larger scale of our business and our responsibilities as a public company, together with the opening of our New York City office and the Taiwan business tax expense recognized in Fiscal 2026, a portion of which related to periods prior to Fiscal 2026 and is therefore not indicative of the ongoing annual cost. We believe the core compliance, governance and administrative infrastructure required of a public company is now largely in place. Although Fiscal 2027 will reflect a full year of occupancy costs for our New York City office, we expect general and administrative expenses to increase only modestly in absolute terms and to decrease as a percentage of revenue over time as our business scales.

Research and Development Expenses

Research and development expenses decreased by approximately US$1.7 million, or 31.2%, to approximately US$3.8 million from US$5.5 million. The decrease primarily reflected capitalization of qualifying China development payroll following our early adoption of ASU 2025-06, rather than recognition of those qualifying costs as current-period expense. We capitalized US$4.1 million of internal-use software development costs across our activities in Fiscal 2026. That amount is separate from research and development expense and is not attributable entirely to that expense caption.

Developer-advance impairment expense decreased by approximately US$0.5 million to US$2.6 million from US$3.1 million. Research and development expenses included US$0.6 million of share-based compensation and approximately US$0.2 million of software amortization in Fiscal 2026.

Overall, the year-over-year decrease in research and development expenses primarily reflected the capitalization of qualifying development payroll following our early adoption of ASU 2025-06, together with lower developer-advance impairment expense, rather than a reduction in our development activities. Taking into account the US$4.1 million of development costs capitalized in Fiscal 2026, our total spending on research and development activities, whether expensed or capitalized, increased compared to Fiscal 2025, reflecting our continued investment in our internal technology capabilities and platform. We expect our research and development spending to increase over the long term, although near-term research and development expense may remain relatively flat or decrease modestly, depending on operating requirements, the revenue potential of our projects and the extent to which development costs qualify for capitalization.

Sales and Marketing Expenses

Sales and marketing expenses decreased by approximately US$9.5 million, or 17.2%, to approximately US$45.9 million from US$55.4 million. As a percentage of revenue, these expenses decreased to 55.6% from 61.3%.

Advertising expense decreased by approximately US$11.4 million, or 21.7%, to US$41.0 million from US$52.4 million. We reduced marketing and advertising spending on underperforming games to preserve capital and cash and increased investment where game performance and expected ROAS supported further spending. The decrease in advertising expense was partly offset by US$1.1 million of share-based compensation, an increase of approximately US$0.9 million in commissions, and higher personnel and travel and meeting expenses.

Overall, the year-over-year decrease in sales and marketing expenses, both in absolute value and as a percentage of revenue, primarily reflected lower advertising spending under our continued strategy of allocating advertising spending with reference to a target ROAS, partially offset by higher share-based compensation, commissions and personnel-related costs. The decrease as a percentage of revenue primarily reflected the reduction in advertising spending on underperforming games rather than an improvement in advertising returns, as our overall ROAS in Fiscal 2026 was slightly lower than in Fiscal 2025. We expect to continue to apply this ROAS-based approach. As a result, our sales and marketing expenses may fluctuate from period to period and may increase in absolute terms in periods in which we launch new games whose performance supports further investment.

Together, the changes in revenue and functional expenses increased our operating loss by approximately US$6.3 million to approximately US$7.3 million, compared to US$1.1 million in Fiscal 2025.

Interest Income, net

Interest income, net increased by approximately US$0.05 million, or 9.4%, to approximately US$0.5 million.

Foreign Currency Transaction Gain (Loss)

We recorded a foreign currency transaction gain of approximately US$0.3 million in Fiscal 2026, compared to a loss of approximately US$0.3 million in Fiscal 2025, an improvement of approximately US$0.6 million. These amounts arise from settlement and remeasurement of balances denominated in currencies other than the relevant entity’s functional currency and are distinct from translation adjustments included in other comprehensive income.

Other Income

Other income decreased by approximately US$0.1 million, or 23.5%, to approximately US$0.4 million. Other income primarily included income from investments in films and television programs of US$373,798 and US$475,987 in Fiscal 2026 and Fiscal 2025, respectively.

Contingent gain on recovery of previously impaired assets

There was a MTGOX recovery gain in Fiscal 2026 which is the remainder of the claim with amount of US$238,561 as compared to Fiscal 2025 recovery of approximately US$4.7 million relating to a previously fully impaired cryptocurrency investment. The significantly lower recovery gain reduced total other income and contributed to the decline in profitability in Fiscal 2026.

Total other income decreased by approximately US$4.0 million to US$1.5 million from US$5.5 million, primarily due to the decrease of the recovery gain, partly offset by improved foreign currency results and higher interest and other income.

Income Tax Expense

We recognized an income tax benefit of approximately US$1.7 million in Fiscal 2026, compared to income tax expense of approximately US$0.6 million in Fiscal 2025. The benefit comprised deferred income tax benefits of approximately US$2.4 million, partly offset by current income tax expense of approximately US$0.7 million. Our effective tax rate was 29.08%.

Material tax effects included release of an opening Singapore deferred tax liability of approximately US$1.0 million, partly offset by a Singapore current-tax true-up of approximately US$0.6 million, resulting in a combined benefit of approximately US$0.4 million. A Japanese tax-loss carryforward true-up provided an additional benefit of approximately US$0.1 million. The provision also reflected deferred tax effects of capitalized development payroll, transfer-pricing true-ups, tax losses and the geographic mix of taxable results. An income tax benefit is an accounting amount and does not represent a cash receipt.

We recorded a loss before income tax of approximately US$5.8 million in Fiscal 2026, compared to income before tax of US$4.4 million in Fiscal 2025.

Net Income

As a result of the foregoing, we recorded a net loss of approximately US$4.1 million in Fiscal 2026, compared to net income of approximately US$3.8 million in Fiscal 2025, a deterioration of approximately US$8.0 million.

Year Ended July 31, 2025 Compared to Year Ended July 31, 2024

	For the years ended July 31,		Change
	2025	2024	Amount	%
Revenue	$90,370,793	$68,424,577	$21,946,216	32.07%
Cost and expenses:
Cost of revenue	22,040,054	16,211,779	5,828,275	35.95%
General & administrative expenses	8,479,853	5,177,570	3,302,283	63.78%
Research & development expenses	5,528,733	952,440	4,576,293	480.48%
Sales and marketing expenses	55,387,277	39,426,506	15,960,771	40.48%
Total cost and expenses	91,435,917	61,768,295	29,667,622	48.03%
(Loss) income from operations	(1,065,124)	6,656,282	(7,721,406)	(116.00)%
Other income/(expenses):
Interest income, net	494,358	300,985	193,373	64.25%
Foreign Currency Transaction gain (loss)	(287,946)	784,674	(1,072,620)	(136.70)%
Other income	555,012	454,286	100,726	22.17%
Contingent gain on recovery of previously impaired assets	4,709,029	—	4,709,029	n/a %
Other income/(expense), net	5,470,453	1,539,945	3,930,508	255.24%
Income before income tax expense	4,405,329	8,196,227	(3,790,898)	(46.25)%
Income tax expense	576,766	2,218,588	(1,641,822)	(74.00)%
Net income	$3,828,563	$5,977,639	$(2,149,076)	(35.95)%

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

Overall, the year-over-year increase in cost of revenue, both in absolute value and as a percentage of revenue, was consistent with the Company’s growth trajectory and expanding operational scale. The changes reflect the combined effect of higher revenue- driven variable costs, greater investments in licensed content and infrastructure, and a one-time impairment on prepaid royalties, partially offset by efficiency gains in payroll utilization and lower miscellaneous expenses.

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

Recent Development

On August 7, 2025, we closed our IPO of 2,400,000 Class A ordinary shares at US$5.00 per share, generating gross proceeds of US$12.0 million. On May 7, 2026, our shareholders approved the change of our name from CTW Cayman to CTW. Our Class A ordinary shares continue to trade on the Nasdaq Capital Market under the ticker symbol “CTW”.

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

On August 7, 2026, we granted 100,000 share options to our Chief Financial Officer at an exercise price of US$2.48 per share under the 2025 Equity Incentive Plan. In August 2026, we paid US$0.6 million of conditional developer advances, and a new Tokyo office lease commenced on September 1, 2026.

5.B. Liquidity and Capital Resources

As of July 31, 2026, we had approximately US$14.4 million in cash and cash equivalents and net working capital of approximately US$7.5 million. As of July 31, 2025, we had approximately US$12.2 million in cash and cash equivalents and net working capital of approximately US$9.7 million. Restricted cash totaled approximately US$0.6 million at July 31, 2026, including noncurrent collateral for our U.S. office lease, and is presented separately from unrestricted cash and cash equivalents.

Our principal sources of liquidity have been cash generated from our operations and, in Fiscal 2026, the proceeds of our IPO. Based on our current operating plan, we believe that our available cash and funding are sufficient to meet our working capital needs and planned cash requirements for at least 12 months from the date of this annual report. Our future cash requirements will depend on many factors, including our revenue growth, marketing activities, development spending, developer advances, IP licenses and lease commitments. We also may invest in or acquire complementary businesses, applications or technologies.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended July 31,
	2026	2025	2024
Net cash (used in) provided by operating activities	$(3,156,993)	$111,375	$1,587,647
Net cash used in investing activities	(4,663,640)	(1,180,037)	(1,173,730)
Net cash provided by (used in) financing activities	10,536,802	(1,112,336)	—
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(24,605)	(44,017)	(812,504)
Net change in cash, cash equivalents and restricted cash	2,691,564	(2,225,015)	(398,587)
Cash, cash equivalents and restricted cash, beginning of the year	12,369,250	14,594,265	14,992,852
Cash, cash equivalents and restricted cash, end of the year	$15,060,814	$12,369,250	$14,594,265

Operating activities

For the year ended July 31, 2026, our net cash used in operating activities was approximately US$3.2 million, which was primarily attributable to (i) net loss of approximately US$4.1 million; (ii) an adjustment of added non-cash items of a net amount of approximately US$6.9 million, which primarily include US$2.9 million of amortization of right-of-use asset, US$2.6 million of depreciation and amortization expenses, US$2.6 million in impairment of advance to game developers and US$2.0 million of share-based compensation, partially offset by US$2.4 million of deferred income tax benefit and US$0.7 million of non-cash foreign currency exchange gain; (iii) net decrease in cash and cash equivalents of about US$6.0 million related to changes in operating assets and liabilities, which primarily consists of US$6.0 million increase in advance to game developers for games under development, US$1.4 million increase in prepaid royalties for new IP licenses, US$0.7 million increase in prepaid expenses and other current assets, payment on leases of approximately US$2.9 million and an increase of US$0.4 million in other non-current assets. The use of cash and cash equivalents from the changes in operating assets and liabilities is partially offset by increase of about US$4.4 million in accrued advertising expenses due to timing of payments and increase of about US$1.5 million in tax payable.

For the year ended July 31, 2025, our net cash provided by operating activities was approximately US$0.1 million, which was primarily attributable to (i) net income of approximately US$3.8 million; (ii) an adjustment of added non-cash items of a net amount of approximately US$9.8 million, which primarily include US$2.7 million of depreciation and amortization expenses, US$3.6 million in impairment of advance to game developers and prepaid royalties and US$2.5 million of amortization of right-of- use asset; (iii) net decrease in cash and cash equivalents of about US$13.5 million related to changes in operating assets and liabilities, which primarily consists of US$3.9 million increase in advance to game developers and US$2.0 million increase in prepaid royalties for new IP licenses related to new games that were expected to be released in the year ending July 31, 2025 and decrease in accrued advertising expenses of approximately US$3.3 million due to timing of payments and payment on leases of approximately US$2.5 million.

For the year ended July 31, 2024, our net cash provided by operating activities was approximately US$1.6 million, which was primarily attributable to (i) net income of approximately US$6.0 million; (ii) an adjustment of added non-cash items of a net amount of approximately US$5.1 million, which primarily include US$2.1 million of depreciation and amortization expenses, US$1.6 million of amortization of right-of-use asset and about US$1.7 million deferred tax expenses; (iii) net decrease in cash and cash equivalents of about US$9.5 million related to changes in operating assets and liabilities, which primarily consists of US$4.6 million increase in advance to game developers and US$2.1 million increase in prepaid royalties for new IP licenses related to new games that were expected to be released in the year ending July 31, 2025 and increase of prepaid expenses and other current assets of about US$1.5 million due to significant increase in prepaid consumption taxes in Japan and decrease of about US$1.9 million in operating lease liabilities due to periodic lease payments made. The use of cash and cash equivalents from the changes in operating assets and liabilities is partially offset by increase of about US$0.9 million in accrued advertising expenses due to overall increasing in advertising expenditure.

Investing Activities

For the year ended July 31, 2026, we used approximately US$4.7 million in investing activities, primarily consisting of US$4.1 million of capitalized software development costs, US$0.4 million for property and equipment and US$0.1 million for films and television programs, partly offset by proceeds from disposals of property and equipment. The increase in investing cash outflows compared to Fiscal 2025 primarily reflected capitalized software development.

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

Financing Activities

For the year ended July 31, 2026, financing activities provided approximately US$10.5 million, primarily from our IPO. We received US$10.6 million in cash at closing after underwriting discounts and issuance costs deducted at closing and paid an additional US$0.1 million during Fiscal 2026. Total net cash proceeds after all cash offering costs were approximately US$9.4 million. This amount differs from cash received at closing because total offering costs also include costs paid before the IPO and amounts paid separately.

For the year ended July 31, 2025, we used about US$1.1 million in financing activities, including primarily US$1.1 million related to payment of deferred offering costs.

Capital Expenditures

Our Fiscal 2026 capital expenditures comprise purchases of property and equipment, investments in films and television programs and capitalized internal-use software development costs, and totaled approximately US$4.7 million.

Our capital expenditures were approximately US$1.2 million and US$1.3 million for the years ended July 31, 2025 and 2024, respectively.

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

Tabular Disclosure of Contractual Obligations and Commitments

The following table sets forth our undiscounted obligations under commenced operating leases as of July 31, 2026:

	Total	Less than 1 year	1–3 years	3–5 years	Over 5 years
Lease obligations	$6,668,038	2,418,022	3,072,755	1,177,261	—
Total	$6,668,038	2,418,022	3,072,755	1,177,261	—

These undiscounted payments are distinct from recorded lease liabilities of approximately US$6.3 million. A signed Tokyo lease had not commenced at July 31, 2026 and is excluded from the table. It commenced on September 1, 2026 and requires approximately US$0.2 million of rent and an additional security deposit of approximately US$33,000.

Additional developer advances of up to approximately US$4.8 million are conditional upon contractual milestones, including delivery and launch, and are not unconditional payment obligations. We paid US$0.6 million under these arrangements in August 2026. Unfunded registered capital and related commitments totaled approximately US$0.2 million at July 31, 2026.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

5.C. Research and Development

We believe that continued investment in research and development is key to our future growth. For the fiscal years ended July 31, 2026, 2025 and 2024, our research and development expenses were approximately US$3.8 million, US$5.5 million and US$0.9 million, respectively. In Fiscal 2026, we also capitalized approximately US$4.1 million of internal-use software development costs. These amounts reflect our continued investment in technology and content to improve users’ gaming experience and increase operating efficiency. See “Item 4. Information on the Company—4.B. Business Overview—Our Platform—Our Pipelines.”

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended July 31, 2026 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

Use of estimates and Assumptions

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates, and assumptions that affect: (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates, and assumptions based on our historical experience, knowledge, assessment of current business and other conditions, and our expectations regarding the future based on available information. This forms our basis for making judgments about matters that are not readily apparent from other sources. Given that the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application. When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies, and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include: (i) revenue recognition; (ii) advance to game developers; (iii) prepaid royalties; and (iv) income taxes. See “Note 2 — Summary of Significant Accounting Policies” to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Expected credit loss

Our accounts receivable, other receivables, loans to third-party, and deposits are within the scope of ASC 326. ASC 326 introduces an approach based on expected credit losses on financial assets at amortized cost. Upon adoption of ASC 326, we estimate the expected credit losses for accounts receivable using the roll-rate method on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projects the receivables balance forward in three-month increments using historical roll rates. In each year of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. The loss rate calculated for each delinquency stage is then adjusted for both current and forecasts of economic conditions. The management then applied the adjusted loss rate to respective receivables balance. For other receivables, loans to third party and deposits, we use the loss-rate method to evaluate the expected credit losses on an individual basis. When establishing the loss rate, we make the assessment on various factors, including historical experience, credit-worthiness of debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the debtors. We also provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Expected credit losses are included in general and administrative expenses in the consolidated statements of comprehensive income. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Valuation provision for advance to game developers

We entered into game service agreements with selected game developers with a proven track record of successfully launching games that drive substantial in-game purchases or strong end-user engagement to provide game developers among other things, game distribution services. To support the game developers in the development of games, we also agree to provide them non-interest bearing advances to game developers to support their game development activities. These advances are repaid through future revenue shares after games developed are released and distributed through our game distribution platform. We assessed the recoverability of the advances to game developers upon initial recognition and subsequently whenever there are indications that the carrying value of the advance to game developers may exceed the amount of consideration we expect to receive in the future. In such evaluation, we consider factors including but not limited to a) the popularity of the original intellectual property (“IP”) on which the developed game is based; b) the technology and experience of the game developers; and c) our previous experience with similar IPs and games. Advances to game developers that do not meet the capitalization criteria or are subject to impairment are recorded as research and development expenses immediately.

Impairment of prepaid royalties

We contracted with licensors and distribution affiliates to obtain licenses related to their intellectual property assets that are derived from their Japanese animation products. Certain of these contracts include minimum guaranteed royalty payments which require us to pay the minimum guaranteed royalty payments in advance. The prepaid royalty payments related to niche titles with low expected monetization are expensed when incurred. Prepaid royalties expected to be recovered through future royalty payment deductions are initially capitalized and subsequently expensed as they are offset against future royalty payments. Each quarter, we evaluate the expected future realization of the prepaid royalties by comparing the undiscounted future cash flows and the carrying value of the prepaid royalties. If an impairment exists, then the related assets are written down to fair value. The amortization and impairment expenses related to royalties are recorded in the IP costs in the consolidated statements of comprehensive income.

Internal-use software

We account for software developed, obtained or modified for our internal needs, including software used to operate the G123 platform, under ASC 350-40. Following our prospective early adoption of ASU 2025-06, capitalization begins when management has authorized and committed to funding a project and it is probable that the project will be completed and used for its intended function, after significant development uncertainty has been resolved. Qualifying payroll and external direct development costs are capitalized; preliminary activities, training, maintenance, data conversion and general overhead are expensed. Enhancements qualify only when they add functionality and meet the capitalization criteria.

Capitalization ceases when the software or a functionally independent component is substantially complete and ready for intended use. Capitalized costs are amortized on a straight-line basis over an estimated three-year useful life from that date and are reviewed for impairment or abandonment. Significant judgments include whether completion and use are probable, whether development uncertainty has been resolved, which costs qualify and when software is ready for use.

Share-based compensation

We measure employee and nonemployee equity awards at grant-date fair value and recognize compensation over the requisite service period, or immediately for awards vested at grant. Option valuation requires estimates including expected volatility, expected term, risk-free interest rates and expected dividends. We account for forfeitures when they occur and allocate compensation expense to the functions in which recipients provide services.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position(s)
Ryuichi Sasaki	42	Founder, Chief Executive Officer and Chairman of the Board
Akihiro Ishiwata	42	Executive Vice President and Director
Patrick Liu	38	Chief Financial Officer
Hairihan Tong	35	Chief Technology Officer
Kevin Dean Vassily	59	Independent Director
Naoto Hattori	53	Independent Director
Koichiro Yamashita	47	Independent Director

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

Kevin Dean Vassily has served as our director since August 2025. Since February of 2020, Mr. Vassily has served as an independent director of Zhongchao Inc., a provider of healthcare information, education, and training services in China. Since March 28, 2024, Mr. Vassily has served as an independent director of Tungray Technologies Inc (NASDAQ: TRSG), an engineer-to-order company that provides customized industrial manufacturing solutions to Original Equipment Manufacturers in semiconductors, printers, electronics, and home appliances industries. Since August 2024, Mr. Vassily has served as an independent director of Autozi Internet Technology (Global) Ltd. (NASDAQ: AZI), a provider of automotive products and services in China. Mr. Vassily also serves as an independent director for one special purpose acquisition companies listed on Nasdaq, Aimfinity Investment Corp. I (NASDAQ: AIMA) from March 2023 to present. Mr. Vassily served as an independent director for Denali Capital Acquisition Corp. (NASDAQ: DECA), previously a special purpose acquisition company from April 2022 to September 2025, when Denali consummated the business combination with Semnur Pharmaceuticals (NASDAQ: SMNR). Mr. Vassily also served as an independent director of Feutune Light Acquisition Corp. (NASDAQ: FLV), previously a special purpose acquisition company, from June 2022 till June 2024, when Feutune Light Acquisition consummated the business combination with Thunder Power Holdings Limited, and Mr. Vassily has served as an independent director of Thunder Power Holdings Limited (NASDAQ: AIEV). In July 2025, Mr. Vassily was appointed Senior Vice President of Strategy Development and Finance of VNET Group, (NASDAQ: VNET), a leading wholesale third party data center developer and operator serving the Chinese hyperscaler market. Prior to joining VNET Group, Mr. Vassily served as Chief Financial Officer of iPower Inc. (NASDAQ: IPW) from January 2021 to May 2025 and as a member of its board of directors from March 2021 to May 2025. Earlier in his career, Mr. Vassily held various advisory and research roles, including Vice President of Market Development at Facteus from 2019 to January 2021, an advisor at Go Capture from July 2018 to January 2020, an associate director of research at Keybanc Capital Markets from January 2015 to June 2018, director of research at Pacific Epoch from December 2010 to December 2014, and senior analyst positions at Pacific Crest Securities, Susquehanna International Group, and Thomas Weisel Partners. Mr. Vassily holds a bachelor’s degree in liberal arts from Denison University and an MBA from the Tuck School of Business at Dartmouth College.

Naoto Hattori has served as our director since August 2025. Mr. Hattori has been the president of Direct Partners LLC since March 2023, providing consulting services to companies ranging from fintech to e-commerce sectors. He served as the president of GMO Game Center Co., Ltd. from November 2011 to November 2017, and subsequently served at GMO Internet Inc. from December 2017 to December 2019, in charge of game development and distributions. He also worked at GMO Creators Network Inc., from January 2020 to February 2023, primarily in charge of fintech business. Mr. Hattori received a bachelor’s degree in computer engineering from Keio University in 1999.

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

Compensation of Directors and Executive Officers

For the year ended July 31, 2026, we paid an aggregate of US$569,889 in cash to our executive officers, and we paid US$80,000 cash compensation to our directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officer other than required by local labor laws and regulations.

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

Share Reserve. The number of shares of our ordinary shares available for issuance under our 2025 Plan is 6,300,000, plus:

●	An annual increase on August 1 of each year beginning August 1, 2026 and ending on August 1, 2034, equal to the lesser of (i) 5% of the total number of shares issued and outstanding as of the last day of the preceding fiscal year, or (ii) a number of shares determined by our board of directors; and

●	Any shares underlying awards that expire, are forfeited, or are otherwise returned to the plan.

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

The following table summarizes, as of October 15, 2026, the options granted under our share incentive plans to our director and executive officers, excluding awards that forfeited or cancelled after the relevant grant dates.

Name	Class A Ordinary Shares Underlying Awards	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Akihiro Ishiwata	1,170,213	1.75	December 17, 2025	December 16, 2035
Patrick Liu (1)	100,000	2.48	August 7, 2026	August 6, 2036
Hairihan Tong	117,021	1.75	December 17, 2025	December 16, 2035

(1)	The options granted to Patrick Liu on August 7, 2026, subsequent to our fiscal year ended July 31, 2026, vested in full on the grant date.

During the fiscal year ended July 31, 2026, we granted Patrick Liu, our Chief Financial Officer, 24,000 restricted share units under the 2025 Plan, representing the right to receive an aggregate of 24,000 Class A ordinary shares. The restricted share units vested in full on the grant date and had an aggregate grant date fair value of US$29,040.

2025 Employee Share Purchase Plan

We adopted our 2025 Employee Share Purchase Plan (the “2025 ESPP”) in June 2025. Our 2025 ESPP became immediately effective on adoption. Our 2025 ESPP is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”). The purpose of the 2025 ESPP is to provide eligible employees with an opportunity to purchase our Class A ordinary shares at a discount through payroll deductions, thereby increasing their proprietary interest in our success and aligning employee and shareholder interests. Our 2025 ESPP has the features described below.

Share Reserve. We will reserve 5,040,000 Class A ordinary shares for issuance under the 2025 ESPP. In addition, beginning on August 1, 2026 and on each August 1 thereafter until (and including) August 1, 2044, the number of shares reserved under the ESPP will automatically increase by the lesser of:

●	1% of the total number of our Class A ordinary shares outstanding as of July 31 of the immediately preceding year; or

●	a number of shares determined by our board of directors.

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

Offering Periods. Each offering period will last a number of months determined by the Administrator, not to exceed 27 months (or such other period as may be imposed under applicable tax law). Additional offering periods will begin periodically, as determined by the Administrator. Offering periods may overlap or may be consecutive. Each offering period may consist of one or more purchase periods. The duration and frequency of offering periods and purchase periods are determined by the Administrator.

Purchase Price. The purchase price per share under the ESPP for any purchase period may not be less than the lower of:

●	85% of the fair market value of a share on the first trading day of the applicable offering period; or

●	85% of the fair market value of a share on the applicable purchase date.

Plan Limitations. The 2025 ESPP limits participation to:

●	Individuals who would own more than 5% or more of the total combined voting power or value of all classes of shares of the Company or any related corporation, applying the ordinary shares attribution rules of Code Section 424(d), and including any ordinary shares in which the individual may purchase under outstanding options as ordinary shares owned by such individual; and

●	US$25,000 worth of shares (determined based on the fair market value on the grant date) per calendar year under Section 423 of the Code.

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

Committees of the Board of Directors

We have established three committees under the board of directors: An audit committee, a compensation committee and a nominating and corporate governance committee. Even though we are exempt from certain corporate governance standards because we are a foreign private issuer, we have voluntarily adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Kevin Dean Vassily, Naoto Hattori and Koichiro Yamashita. Kevin Dean Vassily is the chairperson of our audit committee. Mr. Kevin Dean Vassily satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meets the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Kevin Dean Vassily qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Naoto Hattori, Kevin Dean Vassily and Koichiro Yamashita. Naoto Hattori is the chairperson of our compensation committee. Naoto Hattori satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our executive officers may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Naoto Hattori, Kevin Dean Vassily and Koichiro Yamashita. Naoto Hattori is the chairperson of our nominating and corporate governance committee. Naoto Hattori satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Terms of Directors and Executive Officers

Under our second amended and restated memorandum and articles of association, a director may be appointed by ordinary resolution or by the affirmative vote of a simple majority of the directors present and voting at a board meeting. An appointment of a director may be on terms that the director will automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our Company and the director, if any, but no such term will be implied in the absence of express provision. It is expected that, whether by ordinary resolution or by the affirmative vote of a simple majority of the directors present and voting at a board meeting, each director will be appointed on the terms that the director will hold office until the appointment of the director’s successor or the director’s re-appointment at the next annual general meeting, unless the director has sooner vacated office.

All of our executive officers may be appointed by and serve at the discretion of our board of directors and may be removed by our board of directors.

Qualification

Under our second amended and restated memorandum and articles of association, a director is not required to hold any shares in our Company by way of qualification. A director who is not a shareholder of our Company is nevertheless entitled to attend and speak at general meetings.

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

As of July 31, 2026, we employed 324 full-time employees. To continue evolving our G123.jp platform, we recognize the need to heavily invest in attracting and retaining key talent, particularly in areas such as software engineering, creative arts, and AI technologies.

Function	Number of Employees
Game Operation	36
Art and creative	140
Research and development	58
Sales and marketing	52
Administration	38
Total	324

As of July 31, 2026, we had 137 employees based in our headquarters in Tokyo and a total of 12 employees in the United States. We also have 85 employees in PRC and 90 employees in Taiwan.

6.E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Class A ordinary shares as of the date of this annual report by:

●	each of our directors and executive officers who beneficially own our Class A ordinary shares; and

●	each person known to us to own beneficially 5% or more of our Class A ordinary shares

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A ordinary shares shown as beneficially owned by them. As of the date of this annual report, we have 50,529,048 Class A ordinary shares and 12,000,000 Class B ordinary shares outstanding.

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

	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Voting Power
	Number	Percent	Number	Percent	Percent
Directors and Executive Officers*:
Ryuichi Sasaki(1)	48,000,000	92.5%	12,000,000	100%	98.5%
Akihiro Ishiwata	1,170,213	2.3%	—	—	—
Patrick Liu	124,000	0.2%	—	—	—
Hairihan Tong	116,352	0.2%	—	—	—
Kevin Dean Vassily	—	—	—	—	—
Naoto Hattori	—	—	—	—	—
Koichiro Yamashita	—	—	—	—	—
All directors and executive officers as a group	49,410,565	95.2%	12,000,000	100%	98.5%
Principal Shareholders:
CTW (BVI) LTD(1)	48,000,000	92.5%	12,000,000	100%	98.5%

Notes:

*	Unless otherwise indicated, the business address of each of the individuals is 29F, 1 Chome-9- 10, ARK Hills Sengokuyama Mori Tower, Roppongi, Minato City, Tokyo 106-0032, Japan.

(1)	Represents (i) 48,000,000 Class A ordinary shares and (ii) 12,000,000 Class B ordinary shares held by CTW (BVI) LTD, a limited liability company incorporated in British Virgin Islands, in which Mr. Ryuichi Sasaki owns 100% of the equity interests. The registered office address of CTW (BVI) LTD is Aegis Chambers, 1st Floor, Ellen Skelton Building, 3076 Sir Francis Drake’s Highway, Road Town, Tortola, VG1110, British Virgin Islands. To our knowledge, as of the date of this annual report, a total of 2,433,048 Class A ordinary shares are held by one record holder in the United States. None of our Class B ordinary shares were held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

6.F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B.	Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation.”

Other Related Party Transactions

As of July 31, 2026 and 2025, due to related parties was US$10,369 and US$47,688, respectively, related to unreimbursed expenses paid by management on behalf of the Group. The due to related parties balance is included in accrued expenses and other current liabilities line item in our consolidated balance sheets as of July 31, 2026 and 2025. Additionally, as of July 31, 2026 and 2025, due from related parties was US$9,547 and US$nil, respectively, related to expenses paid by the Group on behalf of the related parties that reimbursement were not yet received. The due from related parties is included in prepaid expenses and other current assets in our consolidated balance sheet as of July 31, 2026. Other than this, there are no material transactions with related parties that occurred during the years ended July 31, 2026, 2025 and 2024.

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

On August 7, 2025, we closed our initial public offering of 2,400,000 Class A ordinary shares. Our Class A ordinary shares were approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “CTW.”

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

Our share capital is divided into ordinary shares. In respect of all of our ordinary shares we have power insofar as is permitted by law, to redeem or purchase any of our shares and to increase or reduce the share capital subject to the provisions of the Companies Act and our second amended and restated articles of association and to issue any shares, whether such shares be of the original, redeemed or increased capital, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers under our second amended and restated memorandum and articles of association.

As of the date of this annual report, our authorized share capital consists of US$50,000 divided into 500,000,000 ordinary shares, comprising (i) 200,000,000 Class A ordinary shares with a par value of US$0.0001 each, (ii) 20,000,000 Class B ordinary shares with a par value of US$0.0001 each, and (iii) 280,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with our second amended and restated memorandum and articles of association.

10.B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Cayman Companies Act, as amended, which we refer to as the “Companies Act” below, and the common law of the Cayman Islands.

We incorporate by reference into this annual report our second amended and restated memorandum and articles of association, the form of which was filed as Exhibit 3.1 to our current report on Form 6-K filed with the SEC on May 12, 2026, as amended. The second amended and restated memorandum and articles of association became effective as of May 7, 2026.

The following are summaries of certain material provisions of our second amended and restated memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our second amended and restated memorandum and articles of association, the objects of our Company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares. As of the date of this annual report, our authorized share capital consists of US$50,000, divided into 500,000,000 ordinary shares, comprising (i) 200,000,000 Class A ordinary shares with a par value of US$0.0001 each, (ii) 20,000,000 Class B ordinary shares with a par value of US$0.0001 each, and (iii) 280,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with our second amended and restated memorandum and articles of association. Holders of ordinary shares will have the same rights except for voting and conversion rights. All of our issued and outstanding ordinary shares are fully paid and non-assessable and are issued when registered in our register of members. Certificates representing the ordinary shares are issued in registered form. We may not issue shares to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our second amended and restated memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business.

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

Voting Rights. In respect of all matters subject to a shareholders’ vote, holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any such general meeting. Each Class A ordinary share shall be entitled to one vote, and each Class B ordinary share shall be entitled to ten votes, on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or by one or more shareholders present in person or by proxy entitled to vote and who together hold not less than 10% of the paid up voting share capital of our Company. A quorum required for a meeting of shareholders consists of one or more shareholders holding not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our second amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the corporate governance rules at the Nasdaq. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our second amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least seven (7) calendar days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as reducing share capital and any capital redemption reserve or making changes to our second amended and restated memorandum and articles of association.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our second amended and restated memorandum and articles of association provide that we shall, if required by the Companies Act, in each year hold a general meeting as our annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by our board of directors in its absolute discretion.

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

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our second amended and restated memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our Company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our second amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by the company by special resolution before the issue of the shares. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no issued shares outstanding other than shares held as treasury shares or (c) if the company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration.

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

Issuance of Additional Shares. Our second amended and restated memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our second amended and restated memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

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

Inspection of Books and Records. Holders of our Class A ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our second amended and restated memorandum and articles of association have provisions that provide our shareholders with the right to inspect our register of shareholders without charge, and to receive our annual audited financial statements. See “Item 10. Additional Information—10.H. Documents on Display.”

Anti-Takeover Provisions. Some provisions of our second amended and restated memorandum and articles of association may discourage, delay, or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our second amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

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

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer has been approved by the holders of not less than 90% in value of the shares for which the offer has been made, the offeror may, at any time within two months after such approval, give notice to any dissenting shareholder requiring that shareholder to transfer his or her shares to the offeror on the terms of the offer. A dissenting shareholder may apply to the Grand Court of the Cayman Islands within one month after the date on which the notice was given, but such an objection is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our second amended and restated memorandum and articles of association provide that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, willful default, or fraud, in or about the conduct of our Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our second amended and restated memorandum and articles of association.

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

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our second amended and restated memorandum and articles of association provide that our shareholders may approve corporate matters by way of a written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our second amended and restated articles of association allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our Company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our second amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our second amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our second amended and restated articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders or by our board of directors at any time before the expiration of his or her term. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our second amended and restated articles of association, a director’s office shall be vacated if the director (i) dies, becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company or; (iv) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our second amended and restated memorandum and articles of association.

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

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our second amended and restated articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our second amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our second amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our second amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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

Investor Data

We will collect, use, disclose, retain, and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

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

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment in us, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

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

The Cayman Islands currently has no exchange control regulations or currency restrictions.

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

Generally, owners of shares of a Japanese corporation who are non-resident individuals of Japan or who are non-Japanese corporations without a permanent establishment in Japan, collectively referred to in this section as non-resident holders, will be subject to Japanese income tax collected by way of withholding on dividends (meaning in this section, distributions made from CTW Japan’s retained earnings for the Companies Act purposes) the Japanese corporation pays with respect to its shares and such tax will be withheld prior to payment of dividends. Share splits generally are not subject to Japanese income or corporation taxes.

In the absence of any applicable tax treaty, convention, or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of the Japanese withholding tax applicable to dividends paid by Japanese corporations on their shares to non-resident holders is generally 20.42% under current Japanese tax law. However, with respect to dividends paid on listed shares issued by a Japanese corporation to non-resident holders, other than any individual shareholder who holds 3% or more of the total number of shares issued by the relevant Japanese corporation (to whom the aforementioned withholding tax rate will still apply), the aforementioned withholding tax rate is reduced to 15.315%. The withholding tax rates described above include the special surtax (2.1% multiplied by the original applicable withholding tax rate, i.e., 15% or 20%, as the case may be).

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by our company.

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

Certain United States Federal Income Taxation Considerations

The following is a general discussion of certain material U.S. federal income tax considerations applicable to U.S. Holders (as defined below) with respect to their ownership and disposition of Class A ordinary shares. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their specific circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income, or U.S. federal estate or gift tax consequences. All references to the “Code” are to the U.S. Internal Revenue Code of 1986, as amended.

The following does not address the tax consequences to any particular investor or to persons in special tax situations, such as:

●	banks; financial institutions or underwriters;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	persons that have a “functional currency” other than the U.S. dollar;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities (including private foundations);

●	qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

●	persons liable for alternative minimum tax;

●	persons holding our Class A ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Class A ordinary shares);

●	persons who acquired our Class A ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Class A ordinary shares through partnerships or other pass-through entities (except as explicitly discussed below in “Material Tax Consequences Applicable to U.S. Holders of Our Class A ordinary shares”);

●	beneficiaries of a trust holding our Class A ordinary shares;

●	persons holding our Class A ordinary shares through a trust; and

●	persons subject to Section 451(b) of the Code.

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

Certain Material Tax Considerations Applicable to U.S. Holders of Our Class A Ordinary Shares

The following sets forth certain material U.S. federal income tax consequences related to the ownership and disposition of our Class A ordinary shares. It is directed to U.S. Holders (as defined below) of our Class A ordinary shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change This description does not deal with all possible tax consequences relating to ownership and disposition of our Class A ordinary shares under U.S. tax laws, such as U.S. federal estate or gift tax consequences or the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders that hold Class A ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and existing, temporary and proposed U.S. Treasury regulations promulgated under the Code, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date, and other applicable authorities. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax consequences to a U.S. Holder of the ownership or disposition of Class A ordinary shares.

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

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS OF ACQUIRING, OWNING AND DISPOSING OF CLASS A ORDINARY SHARES. HOLDERS OF CLASS A ORDINARY SHARES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSIDERATIONS TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF CLASS A ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

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

If we are a PFIC for your taxable year(s) during which you hold Class A ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A ordinary shares will be treated as an excess distribution. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A ordinary shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income;

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A ordinary shares cannot be treated as capital, even if you hold the Class A ordinary shares as capital assets.

A U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder, at the close of the first taxable year in which it holds (or is deemed to hold) Class A ordinary shares and for which we are determined to be a PFIC, makes a mark-to-market election with respect to such shares for such taxable year. A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year in which you hold (or are deemed to hold) Class A ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A ordinary shares as of the close of such taxable year over your adjusted basis in such Class A ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A ordinary shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A ordinary shares. Your basis in the Class A ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Class A ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury Regulations), including the Nasdaq (on which our Class A ordinary shares are listed). If the Class A ordinary shares are regularly traded on the Nasdaq and if you are a holder of Class A ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC; however, we cannot guarantee that our Class A ordinary shares will continue to be listed and regularly traded on the Nasdaq. U.S. Holders are advised to consult their tax advisors as to whether the Class A ordinary shares are considered marketable for these purposes.

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

If we are a PFIC for your taxable year(s) during which you hold Class A ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A ordinary shares will be treated as an excess distribution. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A ordinary shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year, and an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury Regulations), including the Nasdaq (on which our Class A ordinary shares are listed). If the Class A ordinary shares are regularly traded on the Nasdaq and if you are a holder of Class A ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC; however, we cannot guarantee that our Class A ordinary shares will continue to be listed and regularly traded on the Nasdaq. U.S. Holders are advised to consult their tax advisors as to whether the Class A ordinary shares are considered marketable for these purposes.

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

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A ordinary shares and proceeds from the sale, exchange or redemption of our Class A ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding under Section 3406 of the Code at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, (i) we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, (ii) our officers and directors are exempt from the short-swing rules contained in Section 16 of the Exchange Act, and (iii) our principal shareholders are exempt from the reporting and short-swing rules contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Political and economic risk

We distribute games to global end users on behalf of game developers. For the years ended July 31, 2026, 2025 and 2024, a significant portion of our revenue is ultimately contributed by end users in Japan, United States, South Korea and Taiwan. Accordingly, our business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Japan, the United States, South Korea and Taiwan, as well as by the general state of these economies. Our results may be adversely affected by changes in the political, regulatory, and social conditions in Japan, the United States, South Korea and Taiwan. Although we have not experienced losses from these situations in the past and believe that we are currently in compliance with existing laws and regulations, we are exposed to political and economic risks that may adversely affect our performance in the future.

Credit risk

Financial instruments that potentially expose us to credit risk consist principally of cash and cash equivalents, restricted cash, accounts receivable, net, other receivables included in prepayments and other current assets, and amounts due from related parties. We place our cash and cash equivalents and restricted cash in various financial institutions in Japan and Singapore. We believe that no significant credit risk exists as these financial institutions are with high credit ratings.

Accounts receivable are typically unsecured and derived from in-transit end-user top-ups to be received from third-party payment processing companies, such as PayPal. These balances are generally settled within a period of a few days to a week. Historically, we have not experienced any credit losses related to uncollected end-user top-ups due from the third-party payment processing companies. There has been no uncollected accounts receivable as of July 31, 2026, 2025 and 2024.

Foreign currency exchange rate risk

Our reporting currency is the U.S. dollar, while we conduct business through entities with various functional currencies, including the U.S. dollar, Japanese yen, Renminbi, New Taiwan dollar and Korean won. End-user purchases on our platform originate in multiple currencies, and our expenditures for intellectual property rights, game development, advertising, personnel and other operating activities are incurred in various currencies. Differences between the currencies in which receipts, payments and monetary balances are denominated and the functional currencies of our operating entities expose us to foreign currency exchange rate risk.

Our foreign currency transaction exposure arises from monetary assets and liabilities recorded by our operating subsidiaries and consolidated variable interest entities that are denominated in currencies other than their respective functional currencies. Changes in exchange rates affect the value of these balances when remeasured into the relevant entity’s functional currency and may result in foreign currency transaction gains or losses in earnings upon remeasurement or settlement. We recorded net foreign currency transaction gains of approximately US$0.3 million, losses of approximately US$0.3 million and gains of approximately US$0.8 million for the years ended July 31, 2026, 2025 and 2024, respectively.

We are also exposed to translation risk when the financial statements of entities with functional currencies other than the U.S. dollar are translated into our reporting currency. A weakening of these currencies against the U.S. dollar generally reduces the reported U.S. dollar amounts of their revenue, expenses, assets and liabilities. Translation adjustments are recorded in other comprehensive income or loss rather than as foreign currency transaction gains or losses in earnings. We recorded foreign currency translation losses of approximately US$0.8 million, US$0.04 million and US$1.0 million for the years ended July 31, 2026, 2025 and 2024, respectively.

Interest rate risk

Our interest rate exposure arises primarily from changes in the income earned on interest-bearing deposits and other cash equivalents. Declines in interest rates may reduce the returns earned on these balances. As of July 31, 2026 and 2025, we had cash and cash equivalents of approximately US$14.4 million and US$12.2 million, respectively, and no outstanding bank borrowings. Our net interest income was approximately US$0.5 million, US$0.5 million and US$0.3 million for the years ended July 31, 2026, 2025 and 2024, respectively.

Inflation risk

Inflation may increase our operating costs, including personnel expenses, digital advertising and user acquisition costs, office occupancy costs, and technology and other service costs. Because our revenue depends on discretionary in-game purchases by end users, inflation may also reduce users’ disposable income and willingness to spend on games. These effects could adversely affect our revenue, margins and cash flows.

We seek to manage these risks through disciplined advertising investment, monitoring of returns on advertising spend, and adjustments to marketing allocations and operating expenditures. However, higher costs may not be offset by increases in end-user spending or improvements in operating efficiency, and the benefits of measures taken to address higher costs may occur after those costs are incurred.

Concentration risk

For the fiscal years ended July 31, 2026, 2025 and 2024, the majority of the Group’s assets were located in Japan, Singapore and USA.

The Group’s revenue was ultimately generated by end-users in-game purchases. Revenue generated from end users located in Japan accounted for 64.0%, 69.6% and 81.5% for the years ended July 31, 2026, 2025 and 2024, respectively.

Revenue from significant customers and the related games representing 10% or more of the Group’s revenue for the respective years are summarized as follows:

	For the Years Ended July 31,
	2026	2025	2024
Customer A (Game: Vivid Army)	20.20%	30.07%	40.26%
Customer B (Game: Queen’s Blade Limit Break)	* %	10.88%	19.62%
Customer B (Game: Strike the Blood Daybreak)	* %	1.67%	7.42%
Customer B subtotal	* %	12.55%	27.04%
Customer C (Game: So I’m a Spider, So What? Ruler of the Labyrinth)	* %	15.76%	—%
Customer E (Game: Arifureta: From Commonplace to World’s Strongest - Rebellion Soul)	16.32%	10.30%	—%
Customer E (Game: BLACK LAGOON Heaven’s Shot)	0.93%	2.01%	* %
Customer E (Game: Dropkick on My Devil!! Chaos)	0.25%	0.73%	* %
Customer E subtotal	17.50%	13.04%	* %

*:	Revenue from the customer and the related games representing less than 10% of the Group’s revenue for the respective years.

Accounts payable due to significant customers representing 10% or more of the Group’s accounts payable as of July 31, 2026, 2025 and 2024 are as follows:

	As of
	July 31, 2026		July 31, 2025		July 31, 2024
Customer A	37.6%		51.0%		51.0%
Customer B	*	%	*	%	10.2%
Customer C	*	%	*	%	*	%
Customer D	*	%	14.02%		*	%

*:	Accounts payable due to the respective customer is less than 10% as of the respective period.

Accounts receivable due from significant third-party payment processing companies representing 10% or more of the Group’s accounts receivable as of July 31, 2026, 2025 and 2024 are as follows:

	As of
	July 31, 2026	July 31, 2025		July 31, 2024
Payment processing company I	52.7%	65.9%		59.0%
Payment processing company II	10.9%	*	%	13.9%
Payment processing company III	10.4%	12.7%		12.4%
Payment processing company IV	* %	*	%	11.2%
Payment processing company V	* %	*	%	* %

*:	Accounts receivable due from these payment processing companies as of the respective period is less than 10%.

Purchases made from significant suppliers representing 10% or more of the Group’s purchases for the years ended July 31, 2026, 2025 and 2024 are as follows:

	For the Years Ended July 31,
	2026	2025	2024
Supplier X	26.87%	24.32%	50.90%
Supplier Y	18.78%	25.06%	10.36%

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.	Debt Securities

Not applicable.

12.B.	Warrants and Rights

Not applicable.

12.C.	Other Securities

Not applicable.

12.D.	American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. – 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E.	Use of Proceeds

The following “Use of Proceeds” information relates to the Registration Statement on Form F-1, as amended (File number: 333-287306) in relation to the initial public offering of 2,400,000 of our Class A ordinary shares at a public offering price of US$5.00 per Class A ordinary share. The registration statement was declared effective by the SEC on July 30, 2025. Kingswood Capital Partners, LLC was the representative of the underwriters for our initial public offering.

We received gross proceeds of US$12.0 million from our initial public offering in August 2025. Our expenses incurred and paid to others in connection with the issuance and distribution of Class A ordinary shares in our offering totaled US$2.8 million, which included US$0.8 million for underwriting discounts and commissions and US$1.9 million for other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of July 31, 2026, our disclosure controls and procedures are effective to provide reasonable assurance that material information required to be disclosed in this annual report is recorded, processed, summarized and reported within the time period specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements for the fiscal year ended July 31, 2026, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting related to lack of proper system provision control and Service Organization management of information technology general controls (“ITGC”). As defined in the standards established by the Public Company Accounting Oversight Board of the United States, or the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness relates to (i) insufficient documentation of approvals for user access to our newly implemented accounting system in China; and (ii) insufficient oversight and evaluation of relevant service organization controls for QuickBooks and the accounting system used in China, including our inability to obtain and evaluate relevant System and Organization Controls (“SOC”) reports for these systems.

The service organization management deficiencies include the unresolved component of the material weakness identified in fiscal year 2025. As of July 31, 2026, we had remediated the deficiencies relating to QuickBooks system logical-access management. However, the service organization management deficiencies remained unremediated and, together with the user access provisioning deficiencies in the accounting system used in China, constitute the single material weakness described above. Accordingly, management concluded that our internal control over financial reporting was not effective as of July 31, 2026.

To remediate the identified material weakness, we plan to adopt measures to improve our internal control over financial reporting, as follows:

●	establishing and implementing formal user access provisioning controls for the accounting system used in China, including documented authorization for granting or modifying access and retention of approval records; and

●	developing and implementing an in-house accounting system to replace QuickBooks and the accounting system currently used in China, together with appropriate ITGC over the replacement system.

The material weakness will not be considered remediated until the relevant controls have been implemented and operated for a sufficient period and management has determined, through testing, that these controls are operating effectively.

We remain an “emerging growth company” pursuant to the JOBS Act and are exempt from the auditor attestation requirement under Section 404(b) of the Sarbanes-Oxley Act of 2002.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of July 31, 2026 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation using the criteria set forth in Internal Control-Integrated Framework (2013), our management concluded that, as of July 31, 2026, our internal control over financial reporting was not effective due to the material weakness related to a lack of proper system user access provisioning controls and service organization management within our ITGC, as described above under “Internal Control over Financial Reporting.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. As a non-accelerated filer, as defined under Rule 12b-2 of the Exchange Act, we are not subject to the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (and the SEC rules and regulations thereunder). When these requirements begin to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them.

Changes in Internal Control over Financial Reporting

During the fiscal year ended July 31, 2026, we implemented measures to strengthen controls over QuickBooks system logical-access management in relation to the material weakness identified during the fiscal year ended July 31, 2025. As of July 31, 2026, the deficiencies relating to QuickBooks system logical-access management had been remediated. However, the deficiencies relating to service organization management remained unremediated.

During the fiscal year ended July 31, 2026, we also implemented a new accounting system in China. In connection with the audit of our consolidated financial statements for that fiscal year, we and our independent registered public accounting firm identified deficiencies relating to insufficient documentation of user access approvals and insufficient oversight and evaluation of relevant service organization controls for this system. These deficiencies, together with the unresolved service organization management deficiencies relating to QuickBooks, constitute a single material weakness related to a lack of proper system user access provisioning controls and service organization management within our ITGC, as described above under “—Internal Control over Financial Reporting.”

Other than the remediation measures and implementation of the accounting system in China described above, there were no other changes in our internal control over financial reporting during the fiscal year ended July 31, 2026 that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (File No. 333-287306) filed with the SEC on May 15, 2025, as amended. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Golden Ocean FAC PAC and YCM CPA INC., our independent registered public accounting firms, for the periods indicated.

	Year Ended July 31,
	2026	2025
	US$	US$
	(in thousands)
Services
Audit Fees(1)	420	220
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
All Other Fees(4)	—	—
Total	420	220

Notes:

(1)	Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed or to be billed in each of the fiscal years listed for the assurance and related services rendered by our auditors, which were not included under Audit Fees above.

(3)	Tax Fees. Tax fees mean the aggregate fees billed in each of the fiscal years for professional services rendered by our principal auditors for tax compliance and tax advices.

(4)	All Other Fees. All other fees mean fees incurred from professional services related to non-audit services.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

We incorporate by reference into this annual report the current report on Form 6-K (File Number: 001-42758) filed with the SEC on September 11, 2025.

ITEM 16G. CORPORATE GOVERNANCE

As an exempted company incorporated in the Cayman Islands and listed on the Nasdaq, we are subject to corporate governance listing standards of Nasdaq. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. While we voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of exemptions afforded to us. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Trading Market—Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

We may elect to follow home country practice in lieu of the following requirements:

●	the requirement that each member of the compensation committee must be an independent director as set forth in Nasdaq Rule 5605(d)(2)(A);

●	the requirement that director nomination should be made by a vote in which only independent directors participate or by a nominations committee comprised solely of independent directors as set forth in Nasdaq Rule 5605(e)(1);

●	the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of stock option plans;

●	the requirement that the board of directors shall have regularly scheduled meetings at which only independent directors are present as set forth in Nasdaq Rule 5605(b)(2); and

●	the requirement that an annual shareholders meeting must be held no later than one year after the end of the company’s fiscal year-end as set forth in Nasdaq Rule 5620(a).

Other than the home country practices described above, we are not aware of any significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Stock Market Rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us, the form of which is incorporated by reference into this annual report as Exhibit 11.2.

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

Our board of directors has overall oversight responsibility for our risk management, and is charged with oversight of our cybersecurity risk management program. The board is responsible for monitoring the implementation of our risk management policies across our company, ensuring that our company has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our chief technology officer, who receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our chief technology officer and dedicated personnel are experienced information systems security professionals and information security managers with years of experience. The management regularly updates the board of directors on the company’s cybersecurity programs, material cybersecurity risks and mitigation strategies and provide cybersecurity reports on a monthly basis through our Information Security Committee that cover, among other topics, developments in cybersecurity and updates to the company’s cybersecurity programs and mitigation strategies

As of the date of this annual report, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. In the past fiscal year, no cybersecurity incidents occurred that had any material impact on our business.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of CTW are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association, effective May 7, 2026 (incorporated by reference to Exhibit 3.1 of our current report on Form 6-K filed with the SEC on May 12, 2026)
2.1	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 of our registration statement on Form F-1 (file No. 333-287306) filed publicly with the SEC on June 12, 2025).
2.2*	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934
4.1	Form of Employment Agreement between the Registrant and each of its executive officers (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (file No. 333-287306) filed publicly with the SEC on May 15, 2025).
4.2	Form of Director Service Agreement between the Registrant and each of its independent directors (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (file No. 333-287306) filed publicly with the SEC on May 15, 2025).
4.3	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (file No. 333-287306) filed publicly with the SEC on May 15, 2025).
4.4	English Translation of CTW Service Agreement dated November 17, 2023, by and between CTW Inc. and River Game HK Limited (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (file No. 333-287306) filed publicly with the SEC on May 15, 2025).
4.5	Form of CTW Service Agreement with Game Developer for IP-based Game (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (file No. 333-287306) filed publicly with the SEC on May 15, 2025).
4.6	Form of IP License Agreement (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (file No. 333-287306) filed publicly with the SEC on May 15, 2025).
4.7	2025 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (file No. 333-287306) filed publicly with the SEC on June 12, 2025).

4.8	2025 Employee Share Purchase Plan (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (file No. 333-287306) filed publicly with the SEC on June 12, 2025).
8.1*	Principal Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our registration statement on Form F-1 (file No. 333-287306) filed publicly with the SEC on May 15, 2025).
11.2	Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading (incorporated by reference to Exhibit 11.2 of our annual report on Form 20-F filed with the SEC on November 17, 2025)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Nishi Law Firm and Kudanzaka Law Office
15.2*	Consent of Travers Thorp Alberga
15.3*	Consent of Golden Ocean FAC PAC, Independent Registered Public Accounting Firm
15.4*	Consent of YCM CPA INC., Independent Registered Public Accounting Firm
16.1	Letter of YCM CPA INC. (incorporated by reference to Exhibit 99.1 to our Form 6-K filed with the SEC on September 11, 2025).
97.1*	Clawback Policy of the Registrant
101.INS*	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File––the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CTW

By:	/s/ Patrick Liu
Name:	Patrick Liu
Title:	Chief Financial Officer

Date: October 16, 2026

CTW

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

CTW (Formerly known as CTW Cayman)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CTW (the “Company”) and its subsidiaries and variable interest entities (the “Group”) as of July 31, 2026 and 2025, and the related consolidated statements of comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended July 31, 2026, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of July 31, 2026 and 2025, and the results of its operations and its cash flows for each of the years in the two-year period ended July 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ GOLDEN OCEAN FAC PAC

We have served as the Company’s auditor since 2025.

PCAOB ID 7285

Singapore
October 16, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

CTW

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of CTW (formerly known as CTW Cayman, the “Company”, together with its subsidiaries and its variable interest entities, the “Group”) as of July 31, 2024, and the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for the year ended July 31, 2024, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements referred to above, before considering the table sets relating to the assets, liabilities, results of operations, and changes in cash and cash equivalents of the VIEs, and the segment reporting disclosures, as described in Notes 1 and 18, present fairly, in all material respects, the financial position of the Company as of July 31, 2024, and the results of its operations and its cash flows for the year ended July 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the table sets relating to the assets, liabilities, results of operations, and changes in cash and cash equivalents of the VIEs, and the segment reporting disclosures, as described in Notes 1 and 18, accordingly, we do not express an opinion or any other form of assurance on those matters. Those portions of the financial statements were audited by Golden Ocean FAC PAC.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ YCM CPA INC.

We served as the Company's auditor from 2024 to 2025.

PCAOB ID 6781

Irvine, California

February 5, 2025, except for Note 4, as to which the date is March 31, 2025

CTW

CONSOLIDATED BALANCE SHEETS

(Amount in U.S. dollars, except for number of shares)

	As of July 31,
	2026	2025
ASSETS
Current assets:
Cash and cash equivalents	$14,437,097	$12,208,630
Restricted cash	125,812	160,620
Accounts receivable, net	1,688,806	1,410,083
Deferred offering cost	—	1,429,523
Prepaid expenses and other current assets	4,293,774	2,866,243
Total current assets	20,545,489	18,075,099
Non-current assets:
Property, plant and equipment, net	1,078,644	1,098,679
Intangible assets, net	3,536,837	—
Prepaid royalties, net	4,063,304	3,499,962
Investments in films and television programs, net	225,967	576,956
Advance to game developers, net	17,932,786	14,561,726
Deferred tax assets, net	102,939	49,067
Right-of-use assets, net	6,100,345	6,782,354
Restricted cash, noncurrent	497,905	—
Other noncurrent assets	755,590	1,858,413
Total non-current assets	34,294,317	28,427,157
TOTAL ASSETS	$54,839,806	$46,502,256
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,289,251	$2,377,279
Accrued advertising expenses	4,792,659	475,099
Tax payable	1,774,598	293,482
Lease liabilities – current	2,230,338	2,728,326
Accrued expenses and other current liabilities	1,965,165	2,549,763
Total current liabilities	13,052,011	8,423,949
Non-current liabilities:
Lease liabilities – noncurrent	4,053,098	4,222,089
Deferred tax liabilities, net	3,629,799	6,208,161
Total non-current liabilities	7,682,897	10,430,250
Total liabilities	20,734,908	18,854,199
Commitments and contingencies (Note 18)
Shareholders’ equity:
Class A ordinary shares ($0.0001 par value; 200,000,000 shares authorized; 52,616,000 and 48,000,000 shares issued, and 50,529,048 and 48,000,000 shares outstanding, as of July 31, 2026 and 2025, respectively)*	5,053	4,800
Class B ordinary shares ($0.0001 par value; 20,000,000 shares authorized; 12,000,000 shares issued and outstanding as of July 31, 2026 and 2025)	1,200	1,200
Additional paid-in capital	12,264,982	872,315
Statutory reserve	691,380	676,416
Retained earnings	27,715,707	31,862,339
Accumulated other comprehensive loss	(6,573,424)	(5,769,013)
Total shareholders’ equity	34,104,898	27,648,057
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$54,839,806	$46,502,256

*	Shares issued include 2,086,952 Class A ordinary shares held by Futu Trustee Limited in the Company’s share incentive reserve that had not been delivered to award holders as of July 31, 2026; these shares are not considered outstanding (Note 15).

The accompanying notes are an integral part of these consolidated financial statements.

CTW

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amount in U.S. dollars, except for number of shares and per share data)

	For the years ended July 31,
	2026	2025	2024
Revenue	$82,509,410	$90,370,793	$68,424,577
Cost and expenses:
Cost of revenue	28,471,179	22,040,054	16,211,779
General and administrative expenses	11,693,359	8,479,853	5,177,570
Research and development expenses	3,805,447	5,528,733	952,440
Sales and marketing expenses	45,863,160	55,387,277	39,426,506
Total cost and expenses	89,833,145	91,435,917	61,768,295
(Loss) income from operations	(7,323,735)	(1,065,124)	6,656,282
Other income (expense):
Interest income, net	540,933	494,358	300,985
Foreign currency transaction gain (loss)	293,764	(287,946)	784,674
Other income	424,638	555,012	454,286
Contingent gain on recovery of previously impaired assets	238,561	4,709,029	—
Total other income, net	1,497,896	5,470,453	1,539,945
(Loss) income before income tax	(5,825,839)	4,405,329	8,196,227
Income tax (benefit) expense	(1,694,171)	576,766	2,218,588
Net (loss) income	$(4,131,668)	$3,828,563	$5,977,639
Other comprehensive loss:
Foreign currency translation adjustment	$(804,411)	$(42,427)	$(1,021,512)
Comprehensive (loss) income	$(4,936,079)	$3,786,136	$4,956,127
(Loss) earnings per share – basic and diluted	$(0.07)	$0.06	$0.10
Weighted average number of ordinary shares outstanding – basic and diluted	62,418,382	60,000,000	60,000,000

The accompanying notes are an integral part of these consolidated financial statements.

CTW

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount in U.S. dollars, except for number of shares)

	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	Shares	Amount	capital	reserve	earnings	loss	equity
Balance as of July 31, 2023	48,000,000	$4,800	12,000,000	$1,200	$849,848	$673,339	$22,059,214	$(4,705,074)	$18,883,327
Net income	—	—	—	—	—	—	5,977,639	—	5,977,639
Appropriation to statutory reserve	—	—	—	—	—	817	(817)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	(1,021,512)	(1,021,512)
Balance as of July 31, 2024	48,000,000	$4,800	12,000,000	$1,200	$849,848	$674,156	$28,036,036	$(5,726,586)	$23,839,454
Net income	—	—	—	—	—	—	3,828,563	—	3,828,563
Appropriation to statutory reserve	—	—	—	—	—	2,260	(2,260)	—	—
Capital injection	—	—	—	—	22,467	—	—	—	22,467
Foreign currency translation adjustment	—	—	—	—	—	—	—	(42,427)	(42,427)
Balance as of July 31, 2025	48,000,000	$4,800	12,000,000	$1,200	$872,315	$676,416	$31,862,339	$(5,769,013)	$27,648,057
Issuance of ordinary shares in the IPO, net of offering costs of $2,756,303 (Note 15)	2,400,000	240	—	—	9,243,457	—	—	—	9,243,697
Share-based compensation – options and RSUs (Note 16)	—	—	—	—	1,965,368	—	—	—	1,965,368
Shares issued on RSU settlement (Note 16)	24,000	2	—	—	29,038	—	—	—	29,040
Shares issued to IPO consulting firm in settlement of offering costs (Note 15)	96,000	10	—	—	142,070	—	—	—	142,080
Exercise of share options (Note 16)	9,048	1	—	—	12,734	—	—	—	12,735
Appropriation to statutory reserve	—	—	—	—	—	14,964	(14,964)	—	—
Net loss	—	—	—	—	—	—	(4,131,668)	—	(4,131,668)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(804,411)	(804,411)
Balance as of July 31, 2026	50,529,048	$5,053	12,000,000	$1,200	$12,264,982	$691,380	$27,715,707	$(6,573,424)	$34,104,898

Share data are retrospectively restated for the effect of the share reorganization (Note 15).

The accompanying notes are an integral part of these consolidated financial statements.

CTW

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in U.S. dollars)

	For the years ended July 31,
	2026	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(4,131,668)	$3,828,563	$5,977,639
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Share-based compensation	1,994,408	—	—
Depreciation and amortization	2,560,907	2,673,255	2,067,706
Impairment of advance to game developers	2,635,761	3,147,411	401,451
Impairment of prepaid royalties	—	483,149	—
Minimum guarantee carried over by licensor	(30,522)	—	—
Impairment of investments in films and television programs	—	—	46,453
Amortization of right-of-use assets	2,881,333	2,455,211	1,634,833
Loss from termination of operating lease agreement	—	33,055	—
Loss (gain) from disposal, derecognition and impairment of property, equipment and software	31,543	21,332	(19,931)
Foreign currency exchange (gain) loss, net	(726,079)	450,964	(742,819)
Deferred income tax (benefit) expense	(2,399,972)	507,034	1,734,765
Changes in operating assets and liabilities:
Accounts receivable, net	(352,516)	(33,896)	12,495
Amount due from related parties	(9,414)	—	—
Prepaid expenses and other current assets, net	(749,702)	(630,207)	(1,536,692)
Advance to game developers, net	(6,007,955)	(3,946,469)	(4,559,682)
Prepaid royalties, net	(1,380,447)	(2,024,883)	(2,105,413)
Other non-current assets	(350,040)	(80,476)	374,397
Accounts payable	29,205	(939,611)	(811,959)
Accrued advertising expenses	4,438,296	(2,948,326)	931,036
Tax payable	1,500,692	(518,420)	149,583
Accrued expenses and other current liabilities	(200,322)	87,188	(13,896)
Operating lease liabilities	(2,851,219)	(2,501,114)	(1,898,561)
Amount due to related parties	(39,282)	47,615	(53,758)
Net cash (used in) provided by operating activities	$(3,156,993)	$111,375	$1,587,647
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(408,305)	(584,668)	(710,457)
Proceeds from disposal of property and equipment	25,723	28,109	106,374
Investments in films and television programs	(149,345)	(258,882)	(569,647)
Purchase of intangible assets and capitalized software development costs	(4,131,713)	(9,947)	—
Advances to third-party loan	—	(410,000)	—
Proceeds from due from related parties	—	55,351	—
Net cash used in investing activities	$(4,663,640)	$(1,180,037)	$(1,173,730)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from shareholder’s contribution	—	22,202	—
Proceeds from issuance of ordinary shares in IPO, net of underwriting discounts and issuance costs deducted at closing	10,645,000	—	—
Proceeds from exercise of share options	6,473	—	—
Payment of other offering costs	(114,671)	(1,134,538)	—
Net cash provided by (used in) financing activities	$10,536,802	$(1,112,336)	$—
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(24,605)	(44,017)	(812,504)
Net change in cash, cash equivalents and restricted cash	$2,691,564	$(2,225,015)	$(398,587)
Cash, cash equivalents and restricted cash, beginning of the year	12,369,250	14,594,265	14,992,852
Cash, cash equivalents and restricted cash, end of the year	$15,060,814	$12,369,250	$14,594,265

CTW

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amount in U.S. dollars)

	For the years ended July 31,
	2026	2025	2024
Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	$14,437,097	$12,208,630	$14,461,251
Restricted cash – current	125,812	160,620	133,014
Restricted cash – noncurrent	497,905	—	—
Total cash, cash equivalents and restricted cash	$15,060,814	$12,369,250	$14,594,265
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid (refunded), net	$(292,899)	$4,527	$6,928
Cash paid for amounts included in the measurement of operating lease liabilities	$3,139,813	$2,602,143	$1,969,440
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Right-of-use assets obtained in exchange for operating lease liabilities	$2,431,609	$5,129,642	$1,685,257
Derecognition of right-of-use assets and lease liabilities on lease termination	$—	$516,625	$—
Purchases of property and equipment included in accrued expenses and payables	$25,563	$—	$—
Prepayments transferred to property and equipment	$91,103	$—	$—
Class A ordinary shares issued to IPO consulting firm charged to additional paid-in capital as offering costs	$142,080	$—	$—
Deferred offering costs charged to additional paid-in capital upon completion of the IPO	$1,454,223	$—	$—
Share option exercise proceeds receivable	$6,262	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

CTW

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars, except share, per-share and other specified data)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

CTW (formerly known as CTW Cayman, the “Company”) was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on November 15, 2024. On May 7, 2026, the shareholders approved the change of the Company’s name from “CTW Cayman” to “CTW” and adopted the second amended and restated memorandum and articles of association; the Company’s Class A ordinary shares continue to trade on the Nasdaq Capital Market under the ticker “CTW”. The Company, through its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively, the “Group”), provides services to game developers, including access to Japanese animation intellectual property content for game development, online game distribution through the G123.jp HTML5 platform, game development support, and game marketing and advertising.

The Group commenced operations in Japan in 2013. In 2023, CTW Japan was transferred to Bao Cayman and CTW Singapore was established. On January 27, 2025, the Company acquired all of Bao Cayman. These reorganizations involved entities under the common control of Mr. Ryuichi Sasaki and were accounted for at historical cost as a recapitalization. The consolidated financial statements include the entities under common control retrospectively for the periods presented; share and per-share amounts reflect the reorganization from the beginning of the earliest period presented. CTW Shanghai was established in 2025 and assumed the Group’s Shanghai research and development activities.

The Company completed its initial public offering on August 7, 2025 (Note 15). CTW (BVI) LTD., wholly owned by Mr. Ryuichi Sasaki, held 48,000,000 Class A and 12,000,000 Class B ordinary shares at July 31, 2026, representing 96.0% of outstanding ordinary shares and 98.5% of voting power.

The principal entities included in the consolidated financial statements as of July 31, 2026 were:

Entity	Jurisdiction	Ownership / relationship	Principal activities
Bao Cayman	Cayman Islands	100% owned by CTW	Investment holding
CTW Inc. (“CTW Japan”)	Japan	100% owned by Bao Cayman	Game distribution and related services
CTW G123 Singapore Pte. Ltd. (“CTW Singapore”)	Singapore	100% owned by Bao Cayman	Game distribution and related services
CTW HK Limited (“CTW HK”)	Hong Kong	100% owned by CTW	Investment holding
Beijing Weiyou Chuxin Tech Co., Ltd. (“WFOE”)	Beijing, PRC	100% owned by CTW HK	Investment holding
Shanghai Weiyouyi Chuxin Technology Co., Ltd. (“CTW Shanghai”)	Shanghai, PRC	100% owned by WFOE	Research and development center
Change the World Corporation (“CTW Korea”)	Seoul, Korea	100% owned by CTW Japan	Platform development and end-user support
CTW US Inc. (“CTW US”)	Delaware, USA	100% owned by CTW	Platform development and end-user support
AinekoX Co., Ltd. (“AinekoX”)	Taiwan	VIE	Art and design center
Shanghai Tuwaii Tech Co., Ltd. (“Tuwaii”)	Shanghai, PRC	VIE	Research and development center (no operating activity since January 2026)
Shanghai Cangyuan Zhidian Tech Co., Ltd. (“Cangyuan”)	Shanghai, PRC	VIE	Platform development and support

Variable interest entities

The Group conducts development, design and support activities through AinekoX, Tuwaii and Cangyuan, in which it holds no equity. These entities have insufficient equity at risk and depend on the Group’s service fees and funding. The Group directs their budgets, staffing and work priorities, which are the activities that most significantly affect their economic performance, and has the obligation to absorb losses and the right to receive benefits that could be significant. Accordingly, the Group consolidates these entities as their primary beneficiary. AinekoX and Tuwaii are owned by members of management and are not subject to equity-control agreements. Tuwaii transferred its research and development activities to CTW Shanghai in May 2025, provided limited services to the Group through December 2025 and has had no operating activity since January 2026.

Cangyuan was established in the PRC on November 26, 2025 to support the Group’s online-game activities and obtain required licenses. Its nominee shareholders, Mr. Sasaki and Mr. Hairihan Tong, own 90% and 10%, respectively. Its registered capital of RMB 1,000,000 had not been contributed and its license applications had not been completed at July 31, 2026. The Group consolidated Cangyuan from inception because it directed and funded the entity’s activities and was the primary beneficiary within the related-party group.

On January 9, 2026, the WFOE entered into exclusive business cooperation and purchase-right agreements, equity pledges, powers of attorney and loan agreements with Cangyuan and its nominee shareholders. These arrangements provide the WFOE with exclusive service and purchase rights and authority to exercise shareholder rights, subject to PRC law. The WFOE agreed to make interest-free loans of RMB 900,000 and RMB 100,000 to the nominee shareholders solely to fund their capital contributions, repayable by transferring their equity interests to the WFOE. No amounts had been advanced at July 31, 2026. The equity pledges had not been registered with the relevant authority.

The Group’s control rests on contractual arrangements and relationships with the VIEs’ legal shareholders rather than direct equity ownership. These arrangements may be less effective than equity ownership, and their enforceability is subject to uncertainty. A loss of the rights or relationships supporting control could result in deconsolidation. The assets of the VIEs can be used only to settle their own obligations, and their creditors have no recourse to the Company’s general credit. Distribution restrictions are described in Note 15. Other than the funding described above, the Group has not provided support it was not previously contractually required to provide.

The following financial information of the VIEs, before intercompany eliminations, is included in the consolidated financial statements:

	As of July 31,
	2026	2025
Current assets	$947,070	$963,273
Non-current assets	3,872,862	4,966,830
Total assets	$4,819,932	$5,930,103
Current liabilities	1,199,548	1,308,319
Non-current liabilities	3,245,413	4,676,603
Total liabilities	$4,444,961	$5,984,922
Of which: amounts due from Group entities	706,652	194,661
Of which: amounts due to Group entities	998,402	1,227,896

	For the years ended July 31,
	2026	2025	2024
Net revenue	$5,779,482	$6,024,802	$1,081,753
Net income (loss)	417,815	(20,121)	(187,608)
Net cash provided by (used in) operating activities	220,082	319,269	(276,307)
Net cash used in investing activities	(323,451)	(480,812)	(209,688)
Net cash provided by financing activities	—	282,175	856,591

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). They include the financial statements of the Company, its subsidiaries and the VIEs for which the Company is the primary beneficiary. All intercompany balances and transactions, including share-based compensation recharged among Group entities, are eliminated on consolidation.

Use of estimates

Preparing financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosures. Significant estimates include the recoverability of advances to game developers and prepaid royalties; the useful lives and recoverability of property and equipment, capitalized software and films; the grant-date fair value of share-based awards; and the realization of deferred tax assets. Actual results could differ.

Emerging growth company status

The Company is an “emerging growth company” under the JOBS Act and has elected to use the extended transition period for complying with new or revised accounting standards. As a result, it adopts such standards on the dates applicable to private companies, unless it elects early adoption.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits held by banks and other financial institutions that are unrestricted as to withdrawal and use, and highly liquid investments with an original maturity of three months or less. The deposits for payment and settlement purposes held by banks and certain specified financial institutions in Japan are insured by Deposit Insurance Corporation of Japan (“DICJ”) without any coverage limit while the general deposits are covered by insurance provided by DICJ with a maximum limitation of JPY 10,000,000 (approximately $62,830) per depositor per financial institution. The deposits held by banks and financial institutions in Singapore are insured by Singapore Deposit Insurance Corporation Limited (“SDIC”) with a maximum limitation of SGD 100,000 (approximately $77,954) per depositor per financial institution. The deposits held by banks and financial institutions in the United States are insured by the Federal Deposit Insurance Corporation (“FDIC”) with a maximum limitation of $250,000 per depositor per financial institution. Cash equivalents include funds held in accounts with third-party payment service providers, such as PayPal, that are available for withdrawal on demand. As of July 31, 2026 and 2025, the Group had $76,133 and $nil cash equivalents, respectively.

Restricted cash

Restricted cash consists of cash pledged as security deposits for leases and to meet requirements for international money transfers. It is classified as current or noncurrent based on when the related agreements are expected to terminate. As of July 31, 2026 and 2025, current restricted cash was $125,812 and $160,620, respectively, representing amounts required for international money transfers. As of July 31, 2026 and 2025, noncurrent restricted cash was $497,905 and $nil respectively, representing collateral for the CTW US office lease. Restricted cash is included with cash and cash equivalents in the consolidated statements of cash flows, and a reconciliation to the balance sheets is presented in those statements.

	As of July 31,
	2026	2025
Cash and cash equivalents	$14,437,097	$12,208,630
Restricted cash – current	125,812	160,620
Restricted cash – noncurrent	497,905	—
Cash, cash equivalents and restricted cash	$15,060,814	$12,369,250

Accounts receivable

Accounts receivable consist primarily of amounts collected from end-users by third-party payment processors for in-game purchases that are owed to the Group but have not yet been remitted to it. They are stated at the amount expected to be collected, net of any allowance for expected credit losses (see “Expected credit loss”). Balances held with payment processors that are available for withdrawal on demand are presented as cash equivalents rather than accounts receivable. The allowance for credit losses as of July 31, 2026 and 2025 was $nil.

Expected credit loss

The Group accounts for credit losses under ASC 326, Financial Instruments – Credit Losses. Accounts receivable, the loan to a third party (within prepaid expenses and other current assets) and deposits (within prepaid expenses and other current assets and other noncurrent assets) are within its scope, and expected credit losses on them are recorded in general and administrative expenses. The Group estimates the expected credit losses for accounts receivable using the roll-rate method on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in three-month increments using historical roll rate. In each year of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. The loss rate calculated for each delinquency stage is then adjusted for both current and forecasts of economic conditions. The management then applied the adjusted loss rate to respective receivables balance. For deposit and loan to third party, the Group uses the loss-rate method to evaluate the expected credit losses on an individual basis. When establishing the loss rate, the Group makes the assessment on various factors, including historical experience, credit-worthiness of debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the debtors. The Group also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. No allowance was recorded for accounts receivable at July 31, 2026 or 2025.

Advance to game developers, net

Advance to game developers, net represents advance made to game developers to support their game development activities. The Group entered into game service contracts with qualified game developers to provide game developers, among other things, game distribution services. Each contract contains one game expected to be developed by the game developer and the associated services to be provided by the Group for that game. To support the game developers development of games, for game developers that have proven track records of successfully launching one or more games that drive significant in-game purchases or end user engagements, the Group also agree to provide them non-interest bearing advances to support their game development activities on the games identified within the contracts. These advances are only repaid through future revenue shares after the specific games are released and distributed through the Company’s game distribution platform. Game developers are not required to repay the advance received should they fail to develop the games or the subsequent revenue shares after games are released are less than the advance amount. The Company assessed the recoverability of the advances to game developers upon initial recognition and subsequently whenever there are indications that the carrying value of the advance to game developers may exceed the amount of consideration the Company expects to receive in the future. In such evaluation, the Company considers factors including but not limited to a) the popularity of the original intellectual property (“IP”) on which the developed game is based; b) the technology and experience of the game developers; and c) the Company’s previous experience with similar IPs and games. Advance to game developers that does not meet the capitalization criteria or subject to impairment are recorded as research and development expenses immediately. For the period from August 1, 2019 through July 31, 2026, the Company made a total of 66 advances to game developers to support their game development activities pursuant to the agreements entered into with them. Of these 66 advances, 7 were not recovered due to the failure of the respective developers to complete the development of the associated games. Additionally, the Company was unable to fully recover advances related to 8 games that went offline before full repayment was made. Furthermore, the Company assessed the recoverability of all outstanding advances and recorded valuation allowances for advances related to 12 additional games where the Company believes there is a risk that the full amount of the advances may not be collectable. The Company has recorded full valuation allowances for all such advances that are not expected to be recouped. As of July 31, 2026, 22 game developers have outstanding advances related to 39 games. As of July 31, 2025, 27 game developers have outstanding advances related to 42 games. As of July 31, 2026 and 2025, $2,020,640 and $8,115,468 and valuation provision has been provided to advances to game developers.

Prepaid royalties, net

The Group licenses Japanese animation intellectual property and pays minimum guaranteed royalties under certain contracts. Payments expected to be recovered through future royalties are capitalized and amortized as the related royalties are earned. Prepayments for titles with insufficient expected benefits are expensed as incurred. Each quarter, the Group evaluates the expected future realization of the prepaid royalties by comparing the undiscounted future cash flows and the carrying value of the prepaid royalties. If an impairment exists, then the related assets are written down to fair value. The amortization and impairment expenses related to royalties are recorded in the cost of revenue in the consolidated statements of comprehensive income. Impairment losses are not reversed. A new contractual right to apply a previously expensed minimum guarantee to another title does not, by itself, result in reinstatement of the previously expensed amount as a prepaid royalty asset (Note 7).

Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 – inputs to the valuation methodology are unobservable

Unless otherwise disclosed, the fair value of the Group’s financial instruments, including cash and cash equivalent, accounts receivable, other receivable, accounts payable, accrued liabilities and other payable, and income taxes payable, approximate the fair value of the respective assets and liabilities as of July 31, 2026 and 2025 based upon the short-term nature of the assets and liabilities.

Property and equipment, net

Property and equipment is stated at cost less accumulated depreciation, which is computed on a straight-line basis over the estimated useful lives, as follows:

Useful life
Buildings	17 – 19 years
Leasehold improvement	Lesser of useful life and lease term
Automobiles	3 – 6 years
Office and electric equipment	3 – 10 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of comprehensive (loss) income.

Intangible assets, net

The Group accounts for software developed, obtained or modified for its internal needs, including the software used to operate the G123 platform, under ASC 350-40, Intangibles – Goodwill and Other – Internal-Use Software. Customers and game developers do not take possession of the platform software, and the Group has no substantive plan to sell, lease, license or otherwise market it; the software therefore supports a hosted service and is internal-use software. Payments to third-party game developers for game content, distribution rights or revenue sharing are not internal-use software costs.

Effective August 1, 2025, the Group early adopted ASU 2025-06 prospectively. Capitalization begins when management has authorized and committed to funding a project and it is probable that the project will be completed and used for its intended function. Significant development uncertainty must first be resolved. Qualifying payroll and related costs and external direct development costs are capitalized; preliminary activities, training, maintenance, data conversion and general overhead are expensed. Enhancements qualify only when they add functionality and meet the capitalization criteria. Intercompany markups are eliminated.

Capitalization ceases when the software or a functionally independent component is substantially complete and ready for its intended use. Capitalized costs are amortized on a straight-line basis over an estimated three-year useful life beginning when the software is ready for use and are reviewed for impairment or abandonment. Software development costs capitalized during the year ended July 31, 2026 were $4,131,713 (Note 9).

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

Deferred offering costs

The Group complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the intended initial public offering (“IPO”). Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to the consolidated statements of comprehensive (loss) income. As of July 31, 2026 and July 31, 2025, deferred IPO costs were $nil and $1,429,523, respectively.

Impairment of long-lived assets

Long-lived assets with finite lives, primarily, prepaid royalties, property and equipment and investment in films and television programs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. For the years ended July 31, 2026, 2025 and 2024, the Group had impairment loss of $nil, $nil, and $46,453 related to its investment in films and television programs, respectively. The impairment loss for investment in films and television programs is recorded in the general and administration expenses in the consolidated statements of comprehensive (loss) income.

Long-lived assets with finite lives, including property and equipment, ROU assets, capitalized software, prepaid royalties and investment in films and television programs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the undiscounted cash flows are less than the carrying amount, measured as the excess of carrying amount over fair value. Previously recognized impairment losses are not reversed.

Share-based compensation

The Group measures equity-classified share-based awards to employees and non-employees at grant-date fair value. For awards with service conditions only, it recognizes the expense on a straight-line basis over the requisite service period, net of forfeitures as they occur. The fair value of share options is estimated using the Black-Scholes option-pricing model, and the fair value of RSUs and share awards is based on the closing price of the Class A ordinary shares on the grant date. Share-based compensation is recognized in the consolidated statements of operations by the function of the grantee. Shares issued to third parties for services directly attributable to the IPO are measured at fair value and charged to additional paid-in capital as offering costs

Revenue recognition

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

As part of the online gaming distribution services, the Group collects the in-game purchase amount from end-users on behalf of game developers from third-party payment processing companies such as PayPal. The Group withholds its share of the in-game purchase amount. The balance to be paid to game developers is initially recognized as a liability and derecognized after paid. $1,788,655 and $2,369,304 is to be paid to game developers related to their share for the in-game purchases and are recorded in the accounts payable in the consolidated balance sheets as of July 31, 2026 and 2025, respectively.

Contract Assets and Liabilities

As of July 31, 2026 and 2025, the Group had unearned revenue of $145,000, included in accrued expenses and other current liabilities, is a contract liability. It is an advance received from a game developer under a revenue share agreement to distribute one game in mainland China, and will be deducted from the revenue share payable to the Group. The advance is recognized as revenue as the related revenue share is earned. No revenue was recognized in 2026 from the contract liability balance at the beginning of the year. The Group provides advances to game developers to support their game development activities. See “Advance to game developers, net” above for the Group’s accounting policies related to the advance to game developers.

Revenue by end-user geography was:

	For the years ended July 31,
	2026	2025	2024
Japan	$52,767,454	$62,892,062	$55,747,390
South Korea	10,492,567	9,338,947	3,242,329
North America	6,169,260	7,517,998	4,174,329
Taiwan, Hong Kong and Macau	7,958,882	4,647,850	2,773,851
Europe	2,482,756	3,050,071	1,386,754
Other	2,638,491	2,923,865	1,099,924
Total	$82,509,410	$90,370,793	$68,424,577

Revenue is attributed to geographic areas based on the location of end users, in proportion to their in-game purchases. North America comprises the United States, its territories and Canada.

Cost of revenue

Cost of revenue consists mainly of royalties to IP holders, game developer support costs, platform maintenance (including employee costs), server and communication costs, payment-processing transaction fees, and amortization and impairment of prepaid royalties and films.

Advertising expenses

Advertising expenses primarily include advertisement for the Group’s G123 gaming platform and the games distributed on the platform. Advertising costs are expensed as incurred and the total amounts charged to “selling and marketing expenses” in the consolidated statements of comprehensive income were $41,013,358, $52,396,511 and $37,309,197 for the years ended July 31, 2026, 2025 and 2024, respectively.

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

Contingent gains

The Group recognizes contingent gains in accordance with the guidance in ASC 450-30, Contingencies – Gain Contingencies. Contingent gains represent potential inflows of economic benefits that are dependent upon the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. In accordance with U.S. GAAP, such gains are not recognized in the consolidated financial statements until realization is deemed to be virtually certain, and the underlying uncertainty has been resolved. Contingencies are recognized when realized or realizable and the underlying uncertainty has been resolved. The recovery of previously impaired assets in 2026 and 2025 is described in Note 18.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended July 31, 2026, 2025 and 2024. The Group does not believe there was any uncertain tax provision as of July 31, 2026 and 2025.

The Group’s subsidiary in Japan are subject to the income tax laws of Japan. As of July 31, 2026, the tax years ended July 31, 2021 through July 31, 2026 for the Company’s operating entities in Japan remain open for statutory examination by the Japanese tax authorities. The Company’s subsidiaries in Singapore, the People’s Republic of China (“PRC”), Hong Kong, and the United States, as well as, its VIEs in the PRC and Taiwan, are subject to income taxes in their respective jurisdictions. As of July 31, 2026, the tax years since the years of incorporations of these subsidiaries and VIEs through July 31, 2026 remain open for statutory examination by the relevant taxing authorities.

(Loss) earnings per share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic (loss) earnings per share is computed by dividing net (loss) income by the weighted-average number of ordinary shares outstanding during the period. Class A and Class B ordinary shares have the same rights to dividends and in liquidation and are presented as one class. Shares issued to the share incentive reserve that have not been delivered to award holders are not outstanding and are excluded. Diluted (loss) per share includes the dilutive effect of share options and RSUs under the treasury stock method. For the year ended July 31, 2026, 2,415,400 options and 106,870 unvested RSUs were excluded from diluted loss per share because their effect was antidilutive. There were no potentially dilutive securities for the years ended July 31, 2026, 2025 and 2024.

	For the years ended July 31,
	2026	2025	2024
Net (loss) income	$(4,131,668)	$3,828,563	$5,977,639
Weighted-average shares – basic	62,418,382	60,000,000	60,000,000
Weighted-average shares – diluted	62,418,382	60,000,000	60,000,000
Basic (loss) earnings per share	$(0.07)	$0.06	$0.10
Diluted (loss) earnings per share	$(0.07)	$0.06	$0.10

Risks and uncertainties

Political and economic risk

The Group distributes games to global end users on behalf of game developers. For the years ended July 31, 2026, 2025 and 2024, a significant portion of the Group’s revenue is ultimately contributed by end users in Japan, United States, South Korea and Taiwan district. Accordingly, the Group’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Japan, the United States, South Korea and Taiwan district, as well as by the general state of their economy. The Group’s results may be adversely affected by changes in the political, regulatory, and social conditions in Japan, the United States, South Korea and Taiwan district. Although the Group has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations, including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

Credit risk

Cash and cash equivalents are held primarily with financial institutions in the United States, Singapore, Japan, Taiwan and the PRC. The Cayman entities’ cash is held in the United States. Bank balances may exceed applicable deposit insurance limits. The Group is exposed to the credit risk of these institutions and payment processors.

Concentrations

The Group depends on a limited number of game developers, payment processors, IP licensors and advertising providers. A loss of these relationships could adversely affect its operations. One developer represented approximately 37.6% of accounts payable at July 31, 2026. Two developers represented 51.00% and 14.02% at July 31, 2025.

	For the years ended July 31,
	2026	2025	2024
Customer A (Game: Vivid Army)	20.20%	30.07%	40.26%
Customer B (Games: Queens Blade, Strike the Blood Daybreak)	Less than 10%	12.55%	27.04%
Customer C (Game: So I’m a Spider, So What? Ruler of the Labyrinth)	Less than 10%	15.76%	—
Customer E (Games: Arifureta: From Commonplace to World’s Strongest – Rebellion Soul), BLACK LAGOON Heaven’s Shot, Dropkick on My Devil!! Chaos)	17.50%	13.04%	Less than 10%

The table above shows the revenue shares of customers that accounted for 10% or more of revenue in any year presented. Revenue from these customers was approximately $16.8 million (Customer A), $17.7 million (Customer E) and $12.0 million (Customer G) in 2026; $27.2 million (Customer A), $11.3 million (Customer B), $14.2 million (Customer C) and $11.8 million (Customer E) in 2025; and $27.5 million (Customer A) and $18.5 million (Customer B) in 2024.

Accounts receivable due from significant third-party payment processing companies representing 10% or more of the Group’s accounts receivable as of July 31, 2026 and 2025 are as follows:

	As of July 31,
	2026	2025
Payment processing company I	52.7%	65.9%
Payment processing company II	10.9%	Less than 10%
Payment processing company III	10.4%	12.7%

Purchases made from significant suppliers representing 10% or more of the Group’s purchases for the years ended July 31, 2026, 2025 and 2024 are as follows:

	For the years ended July 31,
	2026	2025	2024
Supplier X	26.87%	24.32%	50.90%
Supplier Y	18.78%	25.06%	10.36%

Foreign currency translation

The functional currency for CTW and its subsidiaries in Hong Kong and Singapore are U.S Dollar (“US$”). The Group’s functional currency for its Japanese subsidiary is the Japanese Yen (“JPY”). The functional currency for its Taiwan VIE is the New Taiwan Dollars (“NTD”) and the functional currency for its subsidiaries in mainland China is Chinese Yuan (“CNY”). The Group’s Consolidated financial statements have been translated into the reporting currency of U.S. Dollars (“US$”). Assets and liabilities of the Group are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from foreign currency transactions are reflected in the results of operations.

The following table outlines the currency exchange rates that were used in creating the Consolidated financial statements in this report:

	July 31, 2026		July 31, 2025		July 31, 2024
	Year-end spot rate	Average rate	Year-end spot rate	Average rate	Average rate
US$ against JPY	US$1=JPY159.1600	US$1=JPY155.7466	US$1=JPY150.6000	US$1=JPY148.6506	US$1=JPY137.7066
US$ against RMB	US$1=RMB6.7509	US$1=RMB6.9589	US$1=RMB7.2002	US$1=RMB7.2067	US$1=RMB6.9897
US$ against TWD	US$1=TWD32.2700	US$1=TWD31.2945	US$1=TWD29.9100	US$1=TWD31.8010	US$1=TWD30.815

Recent accounting pronouncements

The Group adopted ASU 2023-09, Income Taxes—Improvements to Income Tax Disclosures, effective August 1, 2025 using prospective transition. The new disclosures apply to 2026; comparative disclosures were not recast under the new requirements. ASU 2025-06, Targeted Improvements to the Accounting for Internal-Use Software, was early adopted as of August 1, 2025 and applied prospectively to costs incurred from that date for new and in-process projects. No cumulative-effect adjustment was recorded and prior periods were not adjusted. The Group adopted ASU 2023-07, Improvements to Reportable Segment Disclosures, in 2025.

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

ASU 2024-03, Disaggregation of Income Statement Expenses, as clarified by ASU 2025-01, is effective for the Group’s fiscal year ending July 31, 2028 and interim periods within the following fiscal year. ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets, permits all entities to assume current conditions remain unchanged over the remaining life of eligible current receivables and contract assets. Its additional election to consider subsequent collections is limited to entities other than public business entities. The amendments are effective for the Group’s fiscal year ending July 31, 2027, with prospective application and early adoption permitted. The Group is evaluating their effects. Other accounting standards updates issued but not yet effective, including ASUs 2025-03, 2025-04, 2025-07 through 2025-12 and 2026-01 through 2026-03, are not expected to have a material effect on the consolidated financial statements.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Accounting for Internal-Use Software. This ASU provides updated guidance on the accounting for internal-use software, including clarifying the scope of software arrangements, aligning the capitalization guidance for certain cloud computing and software development arrangements, and enhancing consistency in the recognition of implementation costs. The Company early adopted ASU 2025-06 on August 1, 2025, on a prospective basis. Accordingly, the updated guidance is applied to qualifying costs incurred on or after the adoption date, while prior period amounts were not adjusted. Since adoption, the Company has capitalized approximately $4.1 million of qualifying internal-use software and cloud computing implementation costs, which are included within other noncurrent assets in the consolidated balance sheets. The adoption of this ASU did not have a material impact on the Group’s consolidated financial position or cash flows; however, it reduced operating expenses and net loss for the period by the amount capitalized, and may affect the timing of expense recognition for such costs in future periods.

In December 2025, the FASB issued ASU No. 2025-11, “Interim Reporting (Topic 270): Narrow-Scope Improvements.” The amendments clarify the applicability, form and content of interim financial statements, consolidate existing interim disclosure requirements within Topic 270, and establish a disclosure principle addressing events and changes since the most recent annual reporting period that materially affect an entity. For public business entities, the amendments take effect for interim periods in fiscal years beginning after December 15, 2027. Under the Group’s election to use the extended transition period available to emerging growth companies, the Group expects to adopt the amendments for interim periods within the fiscal year beginning August 1, 2029, provided the Company remains an emerging growth company. Early adoption is permitted, and the amendments may be applied prospectively or retrospectively. The Group is currently evaluating the impact of this ASU on its interim financial statement presentation and disclosures.

In December 2025, the FASB issued ASU No. 2025-12, “Codification Improvements.” The amendments make technical corrections, clarify existing guidance and introduce other incremental improvements across various topics in the FASB Accounting Standards Codification. The amendments take effect for all entities in fiscal years beginning after December 15, 2026, including interim periods within those fiscal years, and therefore are effective for the Group beginning August 1, 2027. Early adoption is permitted on an issue-by-issue basis. The amendments generally permit prospective or retrospective application, except for certain amendments to earnings per share guidance, which require retrospective application. The adoption of this ASU is not expected to have a material impact on the Group’s consolidated financial statements.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following:

	As of July 31,
	2026	2025
Accounts receivable	$1,688,806	$1,410,083
Allowance for credit losses	—	—
Accounts receivable, net	$1,688,806	$1,410,083

The Group’s accounts receivable are presented net of allowance for credit losses and are primarily in-transit payments due from payment processing companies for in-game purchases made by gamers. Accounts receivable is recognized in the period when the Group has unconditional right to consideration for services provided to its customers.

NOTE 4 — ADVANCE TO GAME DEVELOPERS, NET

Advance to game developers, net consist of the following:

	As of July 31,
	2026	2025
Advance to game developers	$19,953,426	$22,677,194
Less: allowance	(2,020,640)	(8,115,468)
Advance to game developers, net	$17,932,786	$14,561,726

Movements in Advance to game developers for the years ended July 31, 2026, 2025 and 2024 are as follows:

	For the years ended July 31,
	2026	2025	2024
Beginning balance	$22,677,194	$22,134,756	$17,206,593
Additional advances	9,230,299	7,379,759	7,037,522
Amortization	(3,222,344)	(3,433,290)	(2,477,840)
Write-off	(8,656,729)	(3,375,786)	—
Foreign currency translation adjustments	(74,994)	(28,245)	368,481
Ending balance	$19,953,426	$22,677,194	$22,134,756
Less: allowance for credit loss	(2,020,640)	(8,115,468)	(7,967,665)
Advance to game developers, net	$17,932,786	$14,561,726	$14,167,091

Provision for valuation allowance movement is as follows:

Beginning balance	(8,115,468)	(7,967,665)	(7,411,099)
Additions	(2,637,101)	(3,157,669)	(523,723)
Reversals	1,340	10,258	122,272
Write-off	8,656,729	3,375,786	—
Foreign currency translation adjustments	73,860	(376,178)	(155,115)
Ending balance	$(2,020,640)	$(8,115,468)	$(7,967,665)

Impairment of advances to game developers, net of recoveries, recorded in research and development expenses was $2,635,761, $3,147,411 and $401,451 for the years ended July 31, 2026, 2025 and 2024, respectively. Recoveries arise when previously reserved balances are recouped through revenue share. Write-offs in 2026 related to fully reserved advances for games taken offline or terminated contracts and did not affect current-year net income.

As of July 31, 2026, net advances for games not yet launched, games in operation and games taken offline were $7,502,300, $10,430,210 and $276, respectively. For contracts covering multiple games, recovery and impairment are assessed at the contract level when revenue shares from those games are available to recoup the advances.

NOTE 5 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following as of July 31, 2026 and 2025.

	As of July 31,
	2026	2025
Prepaid expenses – platform integration and technical support fees (1)	$978,701	$—
Prepaid expenses – software licenses	741,613	200,425
Prepaid expenses - rents	539,816	354,485
Prepaid expenses – IP collaboration fees	103,669	599,933
Prepaid expenses – advertising fees	—	64,842
Loan to a third party (2)	410,000	410,000
Tax recoverable	13,212	843,175
Other receivables	55,845	—
Due from related parties (Note 17)	9,547	—
Deposits (office leases expiring within twelve months; Note 10)	1,317,903	—
Others	123,468	393,383
Total	$4,293,774	$2,866,243

(1)	Prepaid platform integration and technical support fees represent advance payments under a $2.0 million agreement covering game demo source-code delivery, software development kit (“SDK”) integration and testing, deployment assistance, and ongoing maintenance and technical support for the G123 platform. The contractual service period extends from February 1, 2026 through January 31, 2028. At July 31, 2026, the remaining prepaid balance of $1,468,051 represented amounts attributable to future services. Of this balance, $978,701 and $489,350 were included in prepaid expenses and other current assets and other non-current assets, respectively, based on the expected timing of service receipt.

(2)	Loans to third parties include amounts advanced to a game developer under a $410,000 agreement to fund future game development services. The agreement originally expired on December 31, 2025 and was extended for one additional year through December 31, 2026. Amounts advanced may be applied against fees under separately agreed development contracts under the Group’s option. Unused balance is repayable upon expiration or termination in accordance with the agreement, after deducting agreed fees for services actually provided, if any. Amounts repaid carry interest at 3% per annum, compounded based on the actual period outstanding.

NOTE 6 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	As of July 31,
	2026	2025
Office and electronic equipment	$852,470	$828,933
Leasehold improvements	855,872	591,895
Automobiles	724,235	532,058
Land	125,807	132,957
Buildings	104,580	110,525
Subtotal	2,662,964	2,196,368
Construction in progress	—	177,909
Less: accumulated depreciation	(1,584,320)	(1,275,598)
Property, plant and equipment, net	$1,078,644	$1,098,679

Depreciation expense was $432,734, $410,012 and $518,057 for the years ended July 31, 2026, 2025 and 2024, respectively.

NOTE 7 — PREPAID ROYALTIES, NET

Movement in prepaid royalties for the years ended July 31, 2026 and 2025 is as follows:

	For the years ended July 31,
	2026	2025	2024
Beginning balance	$3,499,962	$3,660,198	$2,976,290
Reclassification from prepaid expenses	449,448	—	—
Additions	1,380,447	2,024,883	2,105,413
Minimum guarantee carried over by licensor (noncash) (1)	30,522	—	—
Amortization	(1,092,366)	(1,698,654)	(1,260,248)
Impairment	—	(483,149)	—
Foreign currency translation	(204,709)	(3,316)	(161,257)
Ending balance	$4,063,304	$3,499,962	$3,660,198

(1)	In the year ended July 31, 2026, a licensor agreed to carry over to a new title a prepaid royalties that the Group had previously paid and expensed for an earlier title. The balance of the carry over is $30,522 (or JPY 4.75 million). The contractual carryover does not, by itself, provide a basis to reinstate the previously expensed amount as a prepaid royalty asset or to recognize a corresponding reduction of cost of revenue. Impairment losses are not reversed.

Amortization of prepaid royalties is recognized in cost of revenue.

NOTE 8 — INVESTMENT IN FILMS AND TELEVISION PROGRAMS, NET

Movement in investment in films and television programs for the years ended July 31, 2026 and 2025 is as follows:

	For the years ended July 31,
	2026	2025	2024
Beginning balance	$576,956	$800,033	$531,468
Additions	149,345	258,882	569,647
Amortization	(476,316)	(483,700)	(226,014)
Impairment	—	—	(46,453)
Foreign currency translation	(24,018)	1,741	(28,615)
Ending balance	$225,967	$576,956	$800,033

NOTE 9 — INTANGIBLE ASSETS, NET

As of July 31, 2026 and 2025, intangible assets, net, consist of the following:

	As of July 31,
	2026	2025
Capitalized internal-use software – in use	$3,042,326		$—
Less: accumulated amortization	(516,070)		—
Capitalized internal-use software – in use, net	$2,526,256	$
Capitalized internal-use software – in development	1,010,581
Intangible assets, net	$3,536,837		$—

Internal-use software comprises platform and related software developed by Group employees. Capitalized development costs were $4,131,713 and amortization expense was $523,707 for the year ended July 31, 2026. Amortization is included in the corresponding functional expense captions. For the year ended July 31, 2025, no internal-use software development costs were capitalized and no related amortization expense was recognized.

NOTE 10 — OTHER NONCURRENT ASSETS

As of July 31, 2026 and 2025, other noncurrent assets consist of the following:

	As of July 31,
	2026	2025
Deposits	$266,240	$1,830,420
Long-term prepaid expense - platform integration and technical support fees (Note 5)	489,350	6,640
Other	—	21,353
Total	$755,590	$1,858,413

Deposits are classified as current or noncurrent based on the remaining terms of the related leases. As of July 31, 2026, lease deposits of $1,317,903 (¥209.8 million) for office leases expiring within twelve months were included in prepaid expenses and other current assets (Note 5).

NOTE 11 — ACCOUNTS PAYABLE

Accounts payable consisted of the following:

	As of July 31,
	2026	2025
Revenue share payable to game developers	$1,788,655	$2,369,304
IP licensors, agencies and other payables	500,596	7,975
Total accounts payable	$2,289,251	$2,377,279

Developers are the Group’s customers. No developer balances were included in accrued expenses at July 31, 2026.

NOTE 12 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of July 31,
	2026	2025
Accrued payroll and employee benefits	$1,011,037	$1,379,766
Other payables and accrued expenses (communication, legal, license and other)	659,977	705,037
Credit card payable	111,809	64,341
Unearned revenue	145,000	145,000
Due to related parties (Note 17)	10,369	47,688
Others	26,973	207,931
Total	$1,965,165	$2,549,763

NOTE 13 — LEASES

The Group leases offices and employee housing in Japan, Taiwan, Shanghai and New York under operating leases with remaining terms of up to approximately 4.4 years. The Group has no finance leases. Supplemental balance sheet information:

	As of July 31,
	2026	2025
Operating lease right-of-use assets	$6,100,345	$6,782,354
Operating lease liabilities – current	$2,230,338	$2,728,326
Operating lease liabilities – noncurrent	4,053,098	4,222,089
Total operating lease liabilities	$6,283,436	$6,950,415
Weighted-average remaining lease term (years)	3.37	3.84
Weighted-average discount rate	3.68%	2.55%

	For the years ended July 31,
	2026	2025	2024
Operating lease cost	$3,096,047	$2,208,699	$1,705,711
Cash paid for amounts included in operating lease liabilities	$3,139,813	$2,602,143	$1,969,440
ROU assets obtained for new operating lease liabilities	$2,431,609	$5,129,642	$1,685,257

Short-term and other rent expense was $52,775, $1,000 and $nil for the year ended July 31, 2026, 2025 and 2024, respectively. New operating leases in the year ended July 31, 2026 principally comprised the New York office, expiring March 31, 2029, and employee housing in Shanghai. Rent paid before commencement is included in the ROU asset.

Maturities of operating lease liabilities as of July 31, 2026:

Year ending July 31,	Amount
Year ending July 31, 2027	$2,418,022
2028	1,704,585
2029	1,368,170
2030	809,367
2031	367,894
Thereafter	—
Total lease payments	6,668,038
Less: imputed interest	(384,602)
Total lease liabilities	$6,283,436

At July 31, 2026, the Group had signed a Tokyo office lease commencing September 1, 2026 and expiring January 31, 2027, with undiscounted rent of ¥31.2 million (approximately $196,000), excluding consumption tax, and an additional security deposit of approximately $33,000. These payments are excluded from the maturity schedule. The Group’s other Tokyo head-office lease also expires on January 31, 2027.

NOTE 14 — TAXES

(a) Income taxes

Cayman Islands. The Company and Bao Cayman are not subject to tax on income or capital gains, and no withholding tax is imposed on dividends.

Japan. CTW Japan is subject to national corporate, inhabitant and enterprise taxes at a combined statutory rate of approximately 34.59% for the years ended July 31, 2026, 2025 and 2024. The Defense Special Corporate Tax, enacted on March 31, 2025, increases the combined rate to approximately 35.43% for fiscal years beginning on or after April 1, 2026 (for CTW Japan, from the fiscal year beginning August 1, 2026). In accordance with ASC 740, Income Taxes, the effect of the change in enacted tax rate is recognized in the period of enactment, including the remeasurement of deferred tax assets and liabilities using the newly enacted tax rate. Accordingly, deferred tax balances are measured at the applicable enacted tax rates based on the expected timing of reversal of temporary differences. The impact of this change was not material to the Company’s consolidated financial statements. CTW Japan qualifies as a small or medium-sized corporation, so tax losses can be fully offset and carried forward for ten years.

Singapore. The Group’s subsidiary in Singapore is subject to Singapore Corporate tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

Hong Kong. CTW HK is subject to Hong Kong profits tax at a rate of 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, CTW HK did not generate any assessable profits arising in or derived from Hong Kong for the years ended July 31, 2026, 2025 and 2024, and accordingly no provision for Hong Kong profits tax has been made in these periods.

PRC. The Group’s subsidiaries and VIEs that are incorporated in the PRC are subject to the PRC Enterprise Income Tax. Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (“FIEs”) are subject to a unified 25% enterprise income tax rate, while preferential tax rates, tax holidays and tax exemptions may be granted on a case-by-case basis. During the years ended July 31, 2026, 2025 and 2024, substantially all of the Group’s subsidiaries and VIEs in the PRC qualified for preferential tax treatment as small and low-profit enterprises, resulting in a reduced effective tax rate. However, CTW Shanghai ceased to qualify for such preferential tax treatment beginning in the calendar year 2026 and is subject to the standard statutory enterprise income tax rate of 25%.

Taiwan. The Group’s VIE that are incorporated in Taiwan is subject to corporate income taxes at the rate of 20% on the estimated assessable profits.

United States. The Group’s subsidiary that is incorporated in Delaware, USA is subject to Federal 21%, plus New York State (6.5% and the MTA surcharge) and New York City (8.85%) taxes, for a combined rate of approximately 34.7%.

(Loss) income before income tax:

	For the years ended July 31,
	2026	2025	2024
Japan	$(9,405,047)	$(999,790)	$4,500,978
Foreign	3,579,208	5,405,119	3,695,249
(Loss) income before income tax	$(5,825,839)	$4,405,329	$8,196,227

Domestic amounts are those of the CTW Japan, which are domiciled in the Japan; foreign amounts include consolidation adjustments.

Components of the income tax (benefit) expense:

	For the years ended July 31,
	2026	2025	2024
Current – Japan	$3,403	$3,734	$3,551
Current – outside Japan	702,398	65,998	480,272
Total current tax provision	705,801	69,732	483,823

Deferred – Japan	(1,609,101)	(346,791)	1,556,888
Deferred – outside Japan	(790,871)	853,825	177,877
Total deferred tax provision	(2,399,972)	507,034	1,734,765

Total income tax (benefit) expense	$(1,694,171)	$576,766	$2,218,588

Under ASU 2023-09, the reconciliation of income tax at the statutory rate to the income tax benefit for the year ended July 31, 2026 was as follows:

	Year ended July 31, 2026
	Amount	Percent
(Loss) before income tax	$(5,825,839)
Income tax at the Japanese statutory rate (34.59%)	$(2,015,158)	34.59%
Effect of change in tax law – Japan Defense Special Corporate Tax	58,573	(1.01)%
Nondeductible share-based compensation and other permanent items – Japan	661,890	(11.36)%
Foreign tax effects:
Singapore
Statutory tax rate difference (17%)	(157,831)	2.71%
Prior-year current tax true-up	570,255	(9.79)%
Release of opening deferred tax liability on developer advances	(994,720)	17.07%
Other	(13,416)	0.23%
PRC
Statutory tax rate differences (25%; 5% for small low-profit enterprises)	(379,677)	6.52%
Development payroll deducted locally and capitalized in consolidation	(717,239)	12.31%
Other	24,553	(0.42)%
Cayman Islands entities and consolidation adjustments not subject to tax	413,359	(7.10)%
Other jurisdictions (Taiwan and the United States)	(29,315)	0.50%
Other adjustments – Japan:
Capitalized development payroll of subsidiaries and VIEs without Japanese tax basis	1,127,911	(19.36)%
Prior-year tax-loss carryforward true-up	(137,194)	2.35%
Other (lease deferred balance true-up and per-capita levy)	(106,162)	1.82%
Income tax benefit / effective tax rate	$(1,694,171)	29.08%

The Company is domiciled in the Cayman Islands, which does not impose income tax. Because the Group conducts its operations principally through CTW Japan, the reconciliation uses Japan’s combined national and local statutory income tax rate of 34.59%, consistent with prior periods. Foreign tax effects are measured on each jurisdiction’s pretax results as determined for the income tax provision.

For the years ended July 31, 2025 and 2024, the reconciliation from the Japanese statutory rate to the effective tax rate, presented under the requirements in effect before the prospective adoption of ASU 2023-09, was:

	For the years ended July 31,
	2025	2024
Japanese statutory rate	34.59%	34.59%
Tax rate differences in non-Japan subsidiaries	(21.72)%	(6.82)%
Nondeductible expenses	0.06%	—
Change in valuation allowance	0.16%	(0.70)%
Effective tax rate	13.09%	27.07%

Deferred tax assets and liabilities:

	As of July 31,
	2026	2025
Tax loss carryforwards	$1,248,523	$357,947
Transfer-pricing true-ups deductible when invoiced and unrealized foreign exchange	1,395,024	—
Lease liabilities	1,023,723	1,555,157
Film amortization	325,199	165,146
Fixed assets, software and asset retirement obligations	171,323	193,883
Other	25,910	—
Gross deferred tax assets	$4,189,702	$2,272,133
Valuation allowance	—	(49,909)
Prepaid royalties and advances to game developers	(4,550,388)	(5,156,113)
Right-of-use assets	(950,986)	(1,534,321)
Capitalized software (development payroll of subsidiaries and VIEs)	(1,103,721)	—
Transfer-pricing true-up receivables taxable when invoiced	(774,948)	—
Realized contingent gain	—	(1,607,769)
Foreign-sourced interest, prepaid expenses and unrealized foreign exchange (Singapore)	(214,958)	(83,115)
Other	(121,561)	—
Gross deferred tax liabilities	$(7,716,562)	$(8,381,318)
Net deferred tax liabilities	$(3,526,860)	$(6,159,094)
Presented as: deferred tax assets, net	102,939	49,067
Presented as: deferred tax liabilities, net	(3,629,799)	(6,208,161)

The deferred tax liability of $1,607,769 at July 31, 2025 relating to the MTGOX recovery gain reversed during FY2026 when the gain became taxable in Japan, with the reversal reflected in the deferred tax benefit for Japan. The gain was included in the FY2026 current tax computation and fully offset by current-year tax losses, resulting in no incremental current income tax expense attributable to the gain and no remaining related deferred tax liability at July 31, 2026.

The valuation allowance of $49,909 at July 31, 2025 (Taiwan) was released in FY2026 ($47,701, with FX of $2,208) because no Taiwan tax losses remained under the filed returns. No valuation allowance was recorded at July 31, 2026. For Japan, which has cumulative losses for the three most recent years, management concluded that the deferred tax assets are more likely than not to be realized, primarily through the scheduled reversal of existing taxable temporary differences within the ten-year carryforward period. For Singapore, the tax loss is expected to be realized against the reversal of the transfer-pricing true-up in FY2027 and the entity’s cost-plus margin.

Movement in the valuation allowance for the years ended July 31, 2026, 2025 and 2024 is as follows:

	For the years ended July 31,
	2026	2025	2024
Beginning balance	$49,909	$56,911	$—
Additions	—	—	58,230
Release	(47,701)	(11,560)	—
Foreign currency translation	(2,208)	4,558	(1,319)
Ending balance	—	$49,909	$56,911

As of July 31, 2026, the Group had tax loss carryforwards of approximately ¥298.6 million (approximately $1.9 million) in Japan (expiring in the fiscal years ending July 31, 2032 to 2036), US$2.6 million in Singapore (no expiry), US$0.2 million for U.S. federal purposes (no expiry), and RMB 2.9 million (approximately $430,000) in the PRC (expiring in calendar 2031). Utilization is subject to applicable jurisdictional limitations, including the Singapore ownership test and the limitation on U.S. federal net operating loss deductions.

Income taxes paid (refunded), net, were as follows:

	For the years ended July 31,
	2026	2025	2024
Income taxes paid (refunded), net	$(292,899)	$4,527	$6,928

For the year ended July 31,
2026
Japan	3,403
Foreign – Singapore	(332,660)
Foreign – Taiwan	35,562
Foreign – PRC	796
Cayman Islands – federal or equivalent	—
Cayman Islands – state and local	—
Total foreign income taxes paid (refunded)	$(296,302)
Total income taxes paid (refunded)	$(292,899)

The Singapore refund followed an amended tax assessment relating to the fiscal year ended July 31, 2025. Jurisdictional disaggregation is presented for the year ended July 31, 2026 under the prospective adoption of ASU 2023-09.

There were no unrecognized tax benefits as of July 31, 2026 and 2025. Interest and penalties, if any, are classified in income tax expense. Tax years open to examination: Japan, fiscal years 2021 to 2026; Singapore, year of assessment 2025 onward; Taiwan, calendar 2023 onward; PRC, calendar 2024 onward; United States, fiscal 2025 onward.

(b) Tax payable

	As of July 31,
	2026	2025
Income taxes payable	$1,054,431	$52,758
Consumption tax payable – Japan	196,847	240,724
Accrued Taiwan business tax (Note 18)	496,607	—
VAT and other taxes – PRC	26,713	—
Total tax payable	$1,774,598	$293,482

NOTE 15 — SHAREHOLDERS’ EQUITY

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

Initial public offering. On August 7, 2025, the Company issued 2,400,000 Class A ordinary shares at $5.00 per share, generating gross proceeds of $12,000,000 and cash proceeds at closing of $10,645,000 after $1,355,000 of underwriting discounts and closing costs. Total offering costs of $2,756,303 were charged to additional paid-in capital. They comprised $1,355,000 of underwriting discounts and costs deducted from the gross proceeds at closing, of which $309,671 had been accrued before the IPO; $1,144,552 paid by CTW Japan before the IPO, translated at the exchange rate on the IPO date; and $114,671 paid during 2026 and $142,080 representing the fair value of 96,000 Class A ordinary shares issued to an IPO consulting firm on February 9, 2026. The award vested in full on the grant date. The grant date fair value of the $142,080, or $1.48 per share, is based on the closing price of the Class A ordinary shares on Nasdaq on the grant date. The shares were not granted under any of the Group’s existing share-based compensation plan as discussed in further detail in Note 16 below. Deferred offering costs of $1,454,223, comprising the $1,144,552 paid by CTW Japan and the $309,671 accrued, were reclassified to equity upon completion. The option to purchase up to 360,000 additional shares expired unexercised.

Share incentive reserve. On January 29, 2026, the Company issued 2,120,000 Class A ordinary shares to the plan trustee to reserve for delivery under the 2025 Equity Incentive Plan. These shares are legally issued but are excluded from outstanding shares until delivered. During 2026, 24,000 shares were delivered for RSU settlements and 9,048 shares for option exercises. At July 31, 2026, 52,616,000 Class A shares were legally issued, of which 2,086,952 were held in reserve and 50,529,048 were outstanding. At July 31, 2025, 48,000,000 Class A shares were issued and outstanding. There were 12,000,000 Class B shares issued and outstanding at each date.

	For the years ended July 31,
	2026	2025	2024
Class A outstanding, beginning of year	48,000,000	48,000,000	48,000,000
IPO	2,400,000	—	—
RSU settlements and consulting share award	120,000	—	—
Option exercises	9,048	—	—
Class A outstanding, end of year	50,529,048	48,000,000	48,000,000
Class B outstanding, end of year	12,000,000	12,000,000	12,000,000
Total outstanding, end of year	62,529,048	60,000,000	60,000,000

Statutory reserves. CTW Japan allocated ¥69,500,000 ($673,339) of contributed capital to a capital reserve that is restricted from distribution. PRC entities are required to appropriate 10% of after-tax profits to a statutory reserve until it reaches 50% of registered capital. AinekoX also maintains a legal reserve under Taiwan law. These requirements restrict distributions to the Company. Statutory reserves were $691,380 and $676,416 at July 31, 2026 and 2025, respectively; the 2026 increase of $14,964 was an appropriation from retained earnings by AinekoX.

Restricted net assets. Laws in Japan, Singapore, Taiwan and the PRC permit the Company’s subsidiaries and VIEs to pay dividends only out of retained earnings determined under local accounting standards and, in the PRC, after appropriations to statutory reserves. Restricted net assets, comprising the paid-in capital and statutory reserves of these entities, were $1,569,695 and $1,554,731 as of July 31, 2026 and 2025, respectively.

NOTE 16 — SHARE-BASED COMPENSATION

In June 2025, the Company adopted the 2025 Equity Incentive Plan (the “2025 EIP Plan”), authorizing options, restricted shares, RSUs and other awards to employees, directors and consultants. The initial share pool was 6,300,000 Class A shares. Beginning August 1, 2026 through August 1, 2034, the pool increases annually by the lesser of 5% of total ordinary shares outstanding at the preceding fiscal year-end or an amount determined by the board. Pursuant to the 2025 EIP Plan document, share options granted under the plan shall have an exercise price not less than the fair market value of the Class A ordinary shares on the grant date and have a contractual term not exceeding ten years. As of July 31, 2026, 3,679,130 Class A ordinary shares remained available for future grant under the 2025 Plan.

The Company also adopted the 2025 Employee Share Purchase Plan (the “2025 ESPP Plan”) in June 2025, with an initial pool of 5,040,000 Class A shares and annual increases from August 1, 2026 through August 1, 2044 of the lesser of 1% of Class A shares outstanding at the preceding fiscal year-end or an amount determined by the board. For the year ended July 31, 2026, there were no offering periods, purchase rights, payroll deductions or purchases under the 2025 ESPP Plan, and no related compensation expense was recognized. As of July 31, 2026, 5,040,000 Class A ordinary shares remained available under the 2025 ESPP Plan.

The Class A ordinary shares issuable under the 2025 EIP Plan and the 2025 ESPP Plan were registered on Form S-8 in September 2025.

Awards granted during 2026 were:

Grant date / award	Number	Exercise price	Grant-date fair value per unit	For the year ended July 31, 2026 recognized expense
December 17, 2025 Share options –executive officers and other employees	2,000,000	$1.75	$0.957	$1,913,692
February 5, 2026 Share options – employees	400,000	$1.21	$0.662	38,576
March 9, 2026 Share options – employees	90,000	$1.76	$0.969	11,304
February 5, 2026 RSUs – Chief Financial Officer	24,000	—	$1.21	29,040
July 22, 2026 RSUs – employees	106,870	—	$2.42	1,796
Total compensation expense				$1,994,408

Share-based compensation expense was recognized as follows:

	For the years ended July 31,
	2026	2025	2024
Cost of revenue	$238,590	$—	$—
General and administrative	39,221	—	—
Research and development	588,455	—	—
Sales and marketing	1,128,142	—	—
Total share-based compensation expense	$1,994,408	$—	$—

Share options

On December 17, 2025, the Company granted share options to purchase 2,000,000 Class A ordinary shares to its director and executive officers and certain employees at an exercise price of $1.75 per share, which vested in full on the grant date. On February 5, 2026 and March 9, 2026, the Company granted share options to purchase 400,000 and 90,000 Class A ordinary shares, respectively, to employees at exercise prices of $1.21 and $1.76 per share, respectively, which vest in equal monthly instalments over 36 months from the grant date, subject to continued service. The options have a contractual term of ten years.

Share-based compensation is allocated by the grantees’ functions.

Valuation assumptions. The fair value of each option was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	December 17, 2025 grant	February 5, 2026 grant	March 9, 2026 grant
Expected volatility	60.67%	60.45%	61.06%
Expected term (years)	5.0	5.0	5.0
Risk-free interest rate	3.70%	3.74%	3.71%
Expected dividend yield	0%	0%	0%
Fair value of the underlying Class A ordinary share	$1.75	$1.21	$1.76

Expected volatility is based on the historical volatility of comparable listed companies, because the Company has a limited trading history. The expected term is based on the simplified method, because the Company has no history of option exercises. The risk-free rate is the U.S. Treasury yield for a term consistent with the expected term at the grant date. The Company has not paid and does not expect to pay dividends. Forfeitures are recognized as they occur. Fair value of the underlying Class A ordinary share is the closing price of the Class A ordinary shares on Nasdaq on the grant date.

Share option activity:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (years)	Aggregate intrinsic value
Outstanding as of July 31, 2025	—	—
Granted	2,490,000	$1.66
Exercised	(9,048)	1.41		$9,603
Forfeited	(63,884)	1.21
Expired	(1,668)	1.21
Outstanding as of July 31, 2026	2,415,400	$1.68	9.4	$1,939,845
Vested and exercisable as of July 31, 2026	2,051,278	$1.74	9.4	$1,521,406
Vested and expected to vest as of July 31, 2026	2,415,400	$1.68	9.4	$1,939,845

Cash received from option exercises during the year ended July 31, 2026 was $6,473. The remaining $6,262 of exercise proceeds, for 4,948 options exercised in July 2026 through the plan administrator, was receivable as of July 31, 2026 and is included in other receivables. The aggregate intrinsic value is calculated as the difference between the closing price of the Class A ordinary shares on July 31, 2026 on Nasdaq, which was $2.48 per share or, for exercised options, on the exercise date, and the exercise price. The weighted-average grant-date fair value of options granted during the year ended July 31, 2026 was $0.91 per option. The total fair value of options vested for the year ended July 31, 2026 was $1,963,572.

Restricted share units

On February 5, 2026, the Company granted 24,000 RSUs to its Chief Financial Officer, which vested in full on the grant date and were settled in Class A ordinary shares. On July 22, 2026, the Company granted 106,870 RSUs to employees of CTW US, which vest in four annual instalments on July 1 of each year from 2027 through 2030, subject to continued service. The grant-date fair value of RSUs is determined based on the closing price of the Class A ordinary shares on Nasdaq on the grant date.

RSU activity:

	Number of RSUs	Weighted- average grant-date fair value
Unvested as of July 31, 2025	—	$—
Granted	130,870	2.20
Vested and settled	(24,000)	1.21
Forfeited	—	—
Unvested as of July 31, 2026	106,870	$2.42

The total fair value of the RSUs vested for the year ended July 31, 2026 was $30,836.

Unrecognized compensation cost. As of July 31, 2026, unrecognized compensation cost was $256,829 for 106,870 unvested RSUs, expected to be recognized over a weighted-average period of 3.9 years, and approximately $259,900 for 364,122 unvested share options granted in February and March 2026, expected to be recognized over a weighted-average period of 2.6 years.

NOTE 17 — RELATED PARTY TRANSACTIONS AND BALANCES

Related parties include CTW (BVI) LTD., the controlling shareholder, which is 100% owned by Mr. Ryuichi Sasaki; G123 Cayman, which is 100% owned by Mr. Ryuichi Sasaki; Mr. Ryuichi Sasaki, the founder, Chairman and Chief Executive Officer; Mr. Hairihan Tong, Chief Technology Officer and nominee shareholder of Tuwaii and Cangyuan; Mr. Tzu Lin Chin, executive officer and owner of AinekoX; and other directors and executive officers. The controlling ownership and VIE arrangements are described in Note 1.

	As of July 31,
	2026	2025
Due to Mr. Sasaki	$5,925	$—
Due to other management members	4,444	47,688
Total due to related parties	$10,369	$47,688
Due from CTW (BVI) LTD.	$1,700	$—
Due from G123 Cayman	3,403	—
Due from Mr. Tong	4,444	—
Total due from related parties	$9,547	$—

The balances are unsecured, interest-free and repayable on demand.

During 2026, Mr. Sasaki paid RMB 40,000 (approximately $5,925) of expenses on behalf of the WFOE and Mr. Tong funded RMB 30,000 (approximately $4,444) of Tuwaii’s registered capital. These amounts remained payable at year-end. The Group’s commitments to fund Cangyuan through its nominee shareholders are described in Note 1. No loans had been advanced under those arrangements at July 31, 2026.

In the year ended July 31, 2025, management paid expenses on behalf of the Group, of which $47,688 remained unreimbursed at year-end. Other than those balances, no material related-party transactions were reported for the years ended July 31, 2026 or 2025.

NOTE 18 — COMMITMENTS AND CONTINGENCIES

From time to time, the Group is a party to various legal actions arising in the ordinary course of business. The Group accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Group’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate to have a material adverse impact on the Group’s consolidated financial position, results of operations and cash flows. The Group currently does not have any material legal proceedings. Gain contingencies are not recognized until realized. As of July 31, 2026, the Group was party to the following matters:

(a)	Employment claims. Eight claimants, mainly former employees, filed a lawsuit against CTW Japan in Japan seeking approximately ¥60 million (approximately $377,000) in connection with their employment. A judgment had not been finalized at July 31, 2026. CTW Japan believes that any amount it may be required to pay will be substantially lower than the amount claimed and intends to appeal any adverse judgment. No amount has been accrued because a loss is not considered probable; a loss is reasonably possible, but its amount cannot be reasonably estimated at this time.

(b)	A former employee filed a labor tribunal claim against CTW Japan of approximately ¥3 million (approximately $19,000). The tribunal proposed a settlement of ¥1.2 million (approximately $8,000), to which CTW Japan objected; the matter is expected to proceed to a formal lawsuit. Management expects any financial effect to be immaterial.

(c)	CTW Japan has filed a claim for damages of approximately ¥30 million (approximately $188,000) against a professional services firm for breach of contract. The matter is pending. Any recovery would be recognized when realized.

In March 2026, a PRC court ordered a former game developer to refund RMB 2,133,856 (approximately $316,000) plus interest for an undelivered game and imposed supplementary liability on its former principal shareholder up to RMB 2.7 million (approximately $400,000). The judgment became effective in April 2026. The advance was fully reserved and written off in 2026 (Note 4). The Group received RMB 218,103 (approximately $31,000) through enforcement proceedings in July 2026 and recognized the recovery in other income. Further collections are uncertain.

Capital commitments. Unfunded registered capital and related commitments at July 31, 2026 were RMB 500,000 (approximately $74,000) for the WFOE, RMB 30,000 (approximately $5,000) for CTW Shanghai and RMB 1,000,000 (approximately $148,000) for Cangyuan through the nominee shareholder loans described in Note 1, totaling approximately $227,000. The WFOE and CTW Shanghai contributions are due by September 2029 and April 2030, respectively.

Development milestones. Additional developer advances of up to approximately $4.8 million are conditional upon contractual milestones such as delivery and launch; there is no unconditional obligation to pay these amounts. The Group paid $600,000 under these arrangements in August 2026.

Taiwan business tax. In June 2026, CTW Japan received a notice from the Taiwan tax authority requiring it to pay business tax on cross-border electronic services provided to customers in Taiwan for the calendar year 2025. As part of the notice, the Taiwan Bureau assessed the total qualified sales for the assessed period is TWD 106,862,351 (approximately $3,311,508) and assessed the business tax for the assessed period is TWD 5,343,117 (approximately $165,575). In addition, under applicable Taiwan tax regulations, the Group is required to self-assess business tax on such services for calendar years 2021 through 2024, for which no tax assessments have been received. Based on its self-assessment of business tax for calendar years 2021 through 2025, the Group recorded business tax payable of $496,607 (JPY79.0 million) as of July 31, 2026, which is included in taxes payable (Note 14(b)). The business tax expense of $507,491 was recognized in general and administrative expenses for the year ended July 31, 2026. Through the date of this report, CTW Japan had not made any payment of the accrued amount. Under applicable Taiwan tax regulations, if tax is not paid by the due date, a late-payment surcharge of 1% of the unpaid tax is imposed for every three days of delay, up to a maximum of 10%. In addition, interest accrues on the unpaid tax calculated daily at the one-year fixed-rate time deposit rate of Chunghwa Post Co., Ltd. in effect on January 1 of each year, and is collected together with the tax. As the Group’s self-assessed business tax remains subject to review by the Taiwan tax authority, the business tax ultimately payable may differ from the amount recorded, the Group is currently unable to reasonably estimate any such difference or any related late-payment surcharges and interest.

Contingent gain on recovery of previously impaired assets. In FY2025, CTW Japan received JPY 700 million (approximately $4.7 million) as its approved claim in the MTGOX Co., Ltd. bankruptcy estate, relating to cryptocurrency purchased on its behalf in 2013 and fully impaired in fiscal 2014. The full amount was recognized as a contingent gain on recovery of previously impaired assets of $4,709,029 in FY2025. Subsequently, in FY2026, CTW Japan received JPY 37,154,940 (approximately $238,561) remainder settlement amount. Both of the amounts are recorded in contingent gain on recovery of previously impaired assets in the consolidated statement of comprehensive (loss) income. No further amount is expected from this claim.

NOTE 19 — SEGMENT REPORTING

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess performance of the segment.

The management of the Group concludes that it has only one reporting segment. The Group provides game distribution and related services to game developers. The Group’s services have similar economic characteristics with respect to nature and form of the services provided. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews Consolidated results when making decisions about allocating resources and assessing performance of the Group, rather than by geographic area; hence the Group has only one reporting segment. CODM reviews operation results on the consolidated in-game purchase amount, revenue share with game developers and IP holders, advertising expenses, transaction fees, and server cost directly related to the host of games. The following table summarizes the operating results reviewed by CODM and reconciliation to net (loss) income before income tax expenses as reported in the consolidated statement of comprehensive (loss) income.

	For the years ended July 31,
	2026	2025	2024
Consolidated in-game purchases	$96,813,340	$106,994,440	$84,461,982
Less: Revenue share with game developers and IP holders	15,093,625	15,898,478	14,975,047
Transaction fee	4,526,299	5,265,054	3,812,118
Advertising expense	41,013,358	52,396,511	37,309,197
Server cost directly related to hosting the games	3,889,772	2,088,553	1,319,704
Segment profits	$32,290,286	$31,345,844	$27,045,916
Less: Payroll and related cost	17,325,876	13,621,485	9,756,710
Lease expense	3,148,822	2,661,149	1,738,249
Depreciation and amortization expense	2,076,874	2,702,360	2,099,728
Impairment expense	2,635,761	3,632,218	447,904
Recoup of advances made to game developers	3,222,344	3,583,143	2,477,840
Other cost of sales (1)	4,490,687	2,087,031	1,563,366
Other selling and marketing expenses (2)	2,346,442	1,713,981	1,402,889
Other general and administrative expenses (3)	4,367,215	2,409,601	902,948
Total other operating expense	$39,614,021	$32,410,968	$20,389,634
(Loss) income from operations	$(7,323,735)	$(1,065,124)	$6,656,282
Interest income, net	540,933	494,358	300,985
Foreign currency transaction gain (loss)	293,764	(287,946)	784,674
Other income	424,638	555,012	454,286
Contingent gain on recovery of previously impaired assets	238,561	4,709,029	—
(Loss) income before income tax expense	$(5,825,839)	$4,405,329	$8,196,227

(1)	Other cost of sales mainly includes server and infrastructure cost that are not directly related to the host of a specific game and certain outsourcing cost.

(2)	Other selling and marketing expenses mainly includes cost associated with meeting, travel and promotions.

(3)	Other general and administrative expenses mainly includes cost associated with professional services, office supplies, recruiting and education.

Reconciliation of consolidated in-game purchases to revenue:

	For the years ended July 31,
	2026	2025	2024
Consolidated in-game purchases	$96,813,340	$106,994,440	$84,461,982
Less: Recoup of advances made to game developers	(3,222,344)	(3,583,143)	(2,477,840)
Less: Revenue share paid to game developers	(11,081,586)	(13,040,504)	(13,559,565)
Consolidated revenue	$82,509,410	$90,370,793	$68,424,577

As of July 31, 2026 and 2025, the Group’s long-lived assets by geographic locations are as follows:

	As of July 31,
	2026	2025
Japan	$14,819,946	$14,726,888
Singapore	12,353,715	6,502,511
Taiwan	3,437,081	4,481,573
China	743,947	836,698
United States	2,072,544	—
Total	$33,427,233	$26,547,670

NOTE 20 — SUBSEQUENT EVENTS

The Company evaluated subsequent events through October 16, 2026, the date the consolidated financial statements were issued.

On August 7, 2026, the Company granted 100,000 share options to its Chief Financial Officer at an exercise price of $2.48 per share under the 2025 Equity Incentive Plan.